FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - June 2026 Financial Report	1

Santander

Financial report 2026

January - June

It starts here

January - June	2026

Index

3	SIGNIFICANT EVENTS IN THE PERIOD

4	KEY CONSOLIDATED DATA

6	BUSINESS MODEL

7	GROUP FINANCIAL INFORMATION
7	General background
8	Highlights of the period
10	Income statement
18	Balance sheet
21	Solvency ratios
22	Risk management
26	The Santander share

28	FINANCIAL INFORMATION BY SEGMENT

45	SUSTAINABILITY

46	CORPORATE GOVERNANCE

47	APPENDIX
48	Financial information
70	Alternative performance measures
83	Interim condensed consolidated financial statements
86	Glossary
87	Important information
This report was approved by the board of directors on 21 July 2026, following a favourable report from the audit committee. Important information regarding this report can be found on pages 87, 88 and 89.

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Significant events in the period
Completion of the TSB acquisition
•On 30 April 2026, Santander completed the acquisition of TSB Banking Group plc (TSB), the UK subsidiary of Banco de Sabadell, S.A. (Sabadell), having received the required regulatory approvals and fulfilled the conditions required for closing, for a cash consideration of approximately GBP 2.9 billion (approximately EUR 3.3 billion), with a -55 bp impact on the June 2026 CET1 capital ratio.
•TSB is fully incorporated within the Retail & Commercial Banking global business. Therefore, from 1 May 2026, the balance sheet and results of Grupo Santander, Retail & Commercial Banking (within Retail UK) and the UK secondary segment include TSB. As a result, unless otherwise stated, all metrics for Q2 2026 and H1 2026 included in this report incorporate TSB’s business from May 2026. However, we provide some underlying income statements and balance sheet metrics excluding TSB to facilitate comparisons.
•As of 30 June 2026, TSB had approximately EUR 53 billion of total assets, a gross loan book of EUR 42 billion, more than 90% of which is residential mortgage lending, and around EUR 42 billion of customer funds, fully comprising customer deposits, of which over 80% are demand deposits. TSB has approximately 4,700 employees, around 180 branches and over 4 million customers in the UK.
Changes to Group Reporting in 2026
•On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026. They do not change the Group’s reported profit attributable to the parent nor do they affect the Group's targets announced to the market in the Q4 2025 results presentation.
•These changes, which affect the income statements and certain management metrics, have been applied to the information reported from Q1 2026 onwards, as well as to prior periods presented in this report to facilitate comparisons. These changes do not affect the Group’s consolidated balance sheet. For further information on these changes, see the 'Significant events in the period' section of the Q1 2026 Quarterly financial report.
•In addition, other minor changes affecting the primary and secondary segments were disclosed, which are detailed in the 'Financial information by segment' section of this report.
Announcement of the Webster acquisition
•On 3 February 2026, Santander announced that it had reached an agreement to acquire 100% of Webster Financial Corporation’s (Webster) share capital, a US retail and commercial bank, highly complementary to the activities and services Santander provides in the US. The transaction is subject to customary closing conditions, including the corresponding regulatory approvals. In May 2026, Webster's shareholders approved the transaction. Once completed, we expect that this acquisition, valued at USD 12.2 billion (approximately EUR 10.3 billion), will enable us to improve Santander's positioning and market share in the country.
Completion of the Poland disposal
•On 9 January 2026, Banco Santander and Erste Group Bank AG (Erste) announced the completion of the sale of Santander Bank Polska (Santander Poland), which had been disclosed in May 2025, after obtaining all required regulatory approvals and fulfilling of the conditions for closing. The abovementioned transaction will hereinafter be referred to as the 'Poland disposal'.
•Erste acquired approximately 49% of the share capital of Santander Poland and the 50% of the asset management company (TFI) which was not integrated within Santander Poland, for a total cash consideration of approximately EUR 7 billion. The all-cash transaction at 584 zlotys per share values the bank at 2.2 times Q1 2025 tangible book value per share and represents a premium of 7.5% versus Santander Poland's closing price on 2 May 2025, excluding the dividend paid in May 2025.
•The transaction generated a net capital gain of EUR 1,895 million for Santander, increasing its CET1 ratio by 95 basis points, equivalent to around EUR 6 billion. The financial impacts on both results and capital from this transaction were recorded in Q1 2026. For further information, see the 'Alternative performance measures' section in this report.

January - June 2026	3

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Key consolidated data

BALANCE SHEET (EUR million) [1]	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Total assets	1,954,465	1,856,625	5.3	1,954,465	1,815,888	7.6	1,867,515
Loans and advances to customers	1,149,162	1,070,809	7.3	1,149,162	1,010,727	13.7	1,037,288
Customer deposits	1,133,762	1,059,261	7.0	1,133,762	1,008,229	12.5	1,041,200
Total funds	1,489,431	1,394,819	6.8	1,489,431	1,307,359	13.9	1,363,160
Total equity	115,898	112,548	3.0	115,898	108,985	6.3	112,748
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million) [2]	Q2'26	Q1'26%		H1'26	H1'25%		2025
Net interest income	11,692	11,019	6.1	22,711	21,211	7.1	42,348
Total income	15,682	15,140	3.6	30,822	28,978	6.4	58,311
Net operating income	9,277	9,010	3.0	18,287	16,580	10.3	33,532
Profit before tax	4,932	5,029	(1.9)	9,961	9,104	9.4	18,681
Profit attributable to the parent	3,518	5,455	(35.5)	8,973	6,833	31.3	14,101
Note: net operating income is defined as total income minus operating expenses.

EPS AND PROFITABILITY (%) 2 3	Q2'26	Q1'26%		H1'26	H1'25%		2025
EPS (euros)	0.23	0.36	(35.5)	0.60	0.43	37.6	0.91
RoE	13.7	15.1		15.1	13.6		13.9
RoTE	15.8	17.3		17.4	16.0		16.3
RoA	0.82	0.92		0.91	0.81		0.84
RoRWA	2.56	2.80		2.81	2.35		2.44

UNDERLYING INCOME STATEMENT (EUR million) 4 5	Q2'26	Q1'26%		H1'26	H1'25%		2025
Net interest income	11,692	11,019	6.1	22,711	21,237	6.9	42,401
Total income	15,707	15,140	3.7	30,847	28,966	6.5	58,308
Net operating income	8,980	8,656	3.7	17,636	15,715	12.2	31,898
Profit before tax	5,318	5,029	5.7	10,347	9,338	10.8	18,936
Underlying profit attributable to the parent	3,768	3,560	5.8	7,328	6,377	14.9	13,152
Changes in constant euros:
Q2'26 / Q1'26: NII: +4.8%; Total income: +2.5%; Net operating income: +2.4%; Profit before tax: +4.7%; Underlying attributable profit: +4.8%.
H1'26 / H1'25: NII: +6.3%; Total income: +5.8%; Net operating income: +11.2%; Profit before tax: +10.0%; Underlying attributable profit: +14.3%.

UNDERLYING EPS, PROFITABILITY AND EFFICIENCY (%) 3 4 5	Q2'26	Q1'26%		H1'26	H1'25%		2025
Underlying EPS (euros)	0.25	0.23	7.6	0.48	0.40	19.9	0.84
Underlying RoE	13.9	13.3		13.6	12.7		13.0
Underlying RoTE	16.0	15.2		15.6	14.9		15.2
Underlying RoA	0.84	0.82		0.83	0.77		0.79
Underlying RoRWA	2.60	2.49		2.55	2.23		2.31
Efficiency ratio	42.8	42.8		42.8	45.7		45.3

SOLVENCY (%)	Jun-26	Mar-26	Jun-26	Jun-25	Dec-25
Phased-in CET1 ratio	14.0	14.4	14.0	13.0	13.5
Phased-in total capital ratio	18.8	18.9	18.8	17.2	17.8

4	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

CREDIT QUALITY (%) [3]	Jun-26	Mar-26	Jun-26	Jun-25	Dec-25
Cost of risk 5 6	1.15	1.14	1.15	1.13	1.14
NPL ratio	2.93	3.00	2.93	2.90	2.91
NPL coverage ratio	64	66	64	67	66

MARKET CAPITALIZATION AND SHARES	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Shares (millions)	14,689	14,689	0.0	14,689	14,885	(1.3)	14,689
Number of shareholders	3,508,619	3,503,270	0.2	3,508,619	3,508,261	0.0	3,518,729
Share price (euros)	12.084	9.490	27.3	12.084	7.027	72.0	10.070
Market capitalization (EUR million)	177,506	139,402	27.3	177,506	104,599	69.7	147,921
Tangible book value per share (euros)	6.32	6.13		6.32	5.50		5.76
Price / Tangible book value per share (X)	1.91	1.55		1.91	1.28		1.75

CUSTOMERS (thousands)	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Total customers	182,488	176,312	3.5	182,488	170,412	7.1	174,197
Active customers	105,684	102,247	3.4	105,684	100,025	5.7	101,651
Digital customers	61,998	60,435	2.6	61,998	57,241	8.3	59,040
Note: customer data in 2025 exclude Poland. Including Poland: in December 2025, total customers 180,221; active customers 106,410; digital customers 62,982. In June 2025, total customers 176,431; active customers 104,733; digital customers 61,100.

OTHER DATA	Jun-26	Mar-26%		Jun-26	Jun-25%		Dec-25
Number of employees	185,279	185,243	0.0	185,279	193,678	(4.3)	187,539
Number of branches	6,496	6,589	(1.4)	6,496	7,322	(11.3)	6,765
Note: employees and branches data in 2025 exclude Poland. Including Poland: in December 2025, number of employees 198,403; number of branches 7,124. In June 2025, number of employees 204,330; number of branches 7,683.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

1.In the Group's consolidated balance sheet, balances as at 30 June 2026 include TSB, affecting comparisons with prior periods. The assets associated with the Poland disposal were classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' from the announcement of disposal until its completion.
2.In the statutory income statement, results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations'. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations, though they are included in the profit attributable to the parent and, therefore, in the metrics calculated based on said profit.
3.For further information, see the 'Alternative performance measures' section in this report.
4.In the underlying income statement, results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are recorded in 'non-recurring items'. This line item also includes restructuring costs associated with M&A transactions, such as those recorded in Q2 2026 relating to the TSB acquisition. These items grouped under ‘non-recurring items’ are excluded from underlying profit and underlying metrics, and explain the difference between underlying attributable profit and profit attributable to the parent.
5.In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS financial measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section in the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2025 Annual financial report, published in the CNMV on 25 February 2026, our 20-F report for the year ending 31 December 2025 filed with the SEC in the United States on 25 February 2026, as updated by the Form 6-K filed with the SEC on 1 April 2026 in order to reflect our new reporting structure as well as the 'Alternative performance measures' section in this report.
6.Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

January - June 2026	5

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Our business model

CUSTOMER FOCUS	Building a digital bank with branches

→ We continue to build a digital bank with branches, with a multichannel proposition designed to meet all our customers' financial needs.	182 mn	106 mn
	total customers	active customers

SCALE	Global and in-market scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activity is organized under five global businesses: Retail & Commercial Banking (Retail), Openbank, Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payment Solutions (Payments).
→ Our five global businesses support value creation based on the profitable growth and the operational leverage that ONE Santander provides.

Retail
Retail & Commercial Banking
Openbank
Openbank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payment Solutions
ONE
Santander

DIVERSIFICATION	Business, geographical and balance sheet

→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose

To help people and businesses prosper

Our aim

To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our how

Everything we do should be Simple, Personal and Fair

6	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•General background
Group financial information
General background
Grupo Santander's operating environment in Q2 2026 was characterized by some volatility, particularly due to geopolitical tensions in the Middle East. However, at the end of the quarter, economic growth indicators were solid across our footprint and unemployment rates remained relatively low in general. Uncertainty regarding the global economic outlook persists and we therefore expect a moderate economic slowdown compared to our previous estimates, as well as a pickup in global inflation, driven by a negative supply shock resulting from the conflict in the Middle East.

Country	GDP Change[1]	Economic performance
Eurozone	+0.3%	Economic growth slowed and inflation increased following the conflict with Iran, due to higher energy prices, though second-round effects remained limited. In June, the ECB raised its deposit facility rate to 2.25%.
Spain	+2.7%
Indicators in Q2 2026 point to solid growth, albeit more moderate than in the previous quarter. Industrial activity remained dynamic, partly driven by front-loading of orders, while consumer confidence deteriorated further. Employment accelerated in Q2 2026 and unemployment fell to 2.2 million. Inflation stabilized at 3.2% in June, though services prices are accelerating. So far, there are no clear signs of second-round effects.

UK	+0.9%	The economy started 2026 more strongly than expected, but more recent data point to a clear loss of momentum. The labour market continued to weaken, though the pace of rebalancing could be stabilizing: the unemployment rate fell to 4.9%, partly due to higher inactivity, while private sector wage growth moderated further. Headline inflation fell to 2.8% in May. Following the 25 bp cut in January, the Bank of England held interest rates at 3.75% in June.
Portugal	+2.3%	Portugal began Q2 2026 with moderate growth after stagnating in Q1 2026. The rebound in inflation to 3.3% in May and weaker confidence could weigh on consumption, though the solid labour market (with the unemployment rate at 5.5% in May), tourism and sound public finances should continue to support activity. The main downside risk stems from weakness in external demand and goods exports. S&P, Fitch and DBRS revised the sovereign debt outlooks from stable to positive in 2026.
US	+2.7%	Solid economic growth in Q2 2026 was driven by the sharp increase in investment, despite uncertainty stemming from the conflict in the Middle East. The unemployment rate remained stable, with employment growth in line with labour force growth. Inflation remained elevated in June (3.5%). The Federal Reserve held the interest rate range at 3.5%–3.75% in June and noted concerns about inflation having been above the 2% target for more than five years.
Mexico	+0.2%	After a weak Q1 2026, the economy showed signs of recovery at the beginning of Q2 2026, which we expect to strengthen in the coming months, albeit with modest growth. Exports continued to grow solidly and the labour market remained resilient, with a very low unemployment rate (2.7% in May). Inflation moderated to 3.4% in June, mainly driven by lower food prices. The central bank cut interest rates by 25 bps again in May, bringing them to 6.5%, and indicated it is likely to hold rates going forward.
Brazil	+1.8%	At the beginning of Q2 2026, the economy consolidated the recovery that began in the previous two quarters, supported by the reactivation of industrial activity and the resilience of services. The labour market remained solid, with the unemployment rate close to historical lows (5.6% in May). Inflation rebounded to 4.6% in June, driven by higher fuel, transport and food prices, and services prices remained elevated. The central bank continued its gradual easing cycle, lowering the policy rate by 25 bps in April and again in June to 14.25%, and remained cautious about the outlook, closely monitoring inflation trends and expectations.
Chile	-0.5%	Following the decline in Q1 2026, the economy remained weak in Q2 2026, driven by domestic demand, though there are signs of improvement in mining. Inflation picked up to 4.3% in June, mainly driven by energy and food prices, though expectations remain anchored at the 3% target from 2027 onwards. In Q2 2026, the central bank held rates at 4.5%, adopting a cautious tone given the conflict in the Middle East, though it acknowledged that inflation risks are beginning to balance out.
Argentina	+2.3%	During 2026, the economy has shown mixed signals, with weaker domestic demand, while exports remained solid. In Q2 2026, inflation moderated following the uptick at the beginning of the year, with a monthly average inflation of 2.2% in Q2 2026, compared to 3.1% in Q1 2026. The central bank maintained a restrictive stance, though with some signs of easing at the margin. Fiscal policy remained contractionary, meeting surplus targets and contributing to Fitch's and S&P’s recent sovereign rating upgrades from CCC+ to B-.
1.Year-on-year changes for Q1 2026.

January - June 2026	7

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Highlights of the period

Highlights of the period: main figures

ATTRIBUTABLE PROFIT
Q2'26
EUR 3,518 mn
-36% in euros /Q1'26
H1'26
EUR 8,973 mn
+31% in euros /H1'25

UNDERLYING ATT. PROFIT
Q2'26
3,768 mill. euros
+6% in euros	/ Q1'26
+5% in constant euros
H1'26
7,328 mill. euros
+15% in euros	/ H1'25
+14% in constant euros

RoTE	RoTE (underlying)

17.4%	15.6%
+1.4 pp	+0.7 pp
/H1'25

VOLUMES AND REVENUE
Loans and advances to customers	Customer funds
+9%	+11%
Net interest income	Net fee income
+6%	+7%
Note: YoY changes in constant euros and Argentina in current euros.

EFFICIENCY
42.8%
-3 pp /H1'25

COST OF RISK
1.15%
+2 bps /Jun-25

CET1 RATIO[1]
14.0%
-0.4 pp /Mar-26
▶In Q2 2026, profit attributable to the parent was EUR 3,518 million, which included TSB results from May 2026. The quarter-on-quarter comparison was significantly impacted by the EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026 and by EUR 250 million of restructuring charges associated with the TSB integration in Q2 2026, resulting in a 36% decline.
Excluding these two non-recurring impacts, underlying attributable profit was EUR 3,768 million, achieving another quarterly record, up 6% compared to Q1 2026. In constant euros, profit increased 5% quarter-on-quarter, supported by strong increases in net interest income and net fee income. Additionally, the quarter-on-quarter comparison was favoured by the incorporation of TSB and the provisions for potential complaints related to motor finance dealer commissions in the UK recorded in Q1 2026.
▶Year-on-year, profit attributable to the parent in H1 2026 increased 31% to EUR 8,973 million, favoured by the aforementioned capital gain. In underlying terms, profit rose 15% year-on-year to EUR 7,328 million. In constant euros, underlying attributable profit rose 14%, driven by good performances in revenue and costs, with the cost of risk practically stable, and a small positive impact from the incorporation of TSB.
▶Underlying attributable profit grew strongly year-on-year across most of our global businesses, supported by good revenue performances and cost management.
▶These strong results put us in a good position to meet our 2026 targets.

▶Profitability improved significantly year-on-year, achieving a RoTE of 17.4% in H1 2026 and the underlying RoTE increased to 15.6%, advancing towards our goal of achieving a RoTE above 20% in 2028.
▶We continued to record sustained earnings per share growth, increasing to EUR 60 cents in H1 2026, favoured by the capital gain from the Poland disposal. Underlying earnings per share improved by 20% year-on-year to EUR 48 cents, boosted by positive profit trends and the share buybacks executed over the last 12 months.

▶In terms of business volumes, both loans and advances to customers and customer funds grew at a solid pace, supported by our focus on active and disciplined capital management and profitable growth. They were also favoured by the incorporation of TSB.
Gross loans and advances to customers (excluding reverse repos) rose 9% year-on-year in constant euros. Excluding TSB, they increased 5% in constant euros, boosted by widespread growth across businesses.
Customer funds (customer deposits excluding repos plus mutual funds) grew 11% year-on-year in constant euros. Excluding TSB, they rose 7% in constant euros, increasing across all global businesses. Customer deposits excluding TSB rose 5% in constant euros, mainly driven by time deposits, and mutual funds increased double digits.
▶In a somewhat volatile environment, total income grew 6% year-on-year. In constant euros, it also rose 6% (+5% excluding TSB, in line with our 2026 target), underpinned by solid performances in net interest income (+6%), driven by higher volumes and our active balance sheet management, and net fee income (+7%), boosted by higher activity and transactionality.
▶Total costs were flat year-on-year in euros. In constant euros, they decreased 1%, -2% excluding TSB, in line with our 2026 target. These solid performances in revenue and costs continued to reflect the progress in our ONE Transformation strategy. As a result, the efficiency ratio improved year-on-year to 42.8%, supported by all businesses.

▶Credit quality remained robust, supported by our good risk management and low unemployment levels across our footprint. The Group's cost of risk was virtually unchanged year-on-year at 1.15%, even after the impact from a weaker performance in Argentina in the year, reflecting sector-wide trends in the country. In Retail and Openbank, which accounted for more than 90% of the Group's net loan-loss provisions, cost of risk was 1.19% and 2.09%, respectively.
▶ The NPL ratio remained at low levels (2.93%), broadly in line with June 2025 (+3 bps year-on-year). The NPL coverage ratio stood at 64%. Total loan-loss reserves ended the quarter at EUR 24,207 million.

▶The CET1 ratio ended June 2026 at 14.0% after recording a -55 bp impact from the closing of the TSB acquisition. Excluding this impact, the CET1 ratio rose 0.2 pp in the quarter, with net organic generation (+27 bps), from +61 bps from attributable profit, -33 bps from capital distributions2 (in line with our 50% payout target) and -1 bp from net RWA growth. Taking into account the expected impact from the Webster acquisition, which is still subject to completion, we remain on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%, at the top end of our 12-13% operating range.

Note: in this section, unless indicated otherwise, results are presented on an underlying basis and management metrics exclude Poland in all periods of 2025. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
1.CET1 ratio on a phased-in basis, calculated in accordance with the transitory treatment of the CRR.
2.Capital distribution includes deduction for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see the 'Santander share' section in this report.

8	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Highlights of the period

Think Value

ORDINARY SHAREHOLDER REMUNERATION*
EUR million

+14%	higher than 2024 total cash dividend
*Remuneration based on the full-year results of each period

TNAVps + CASH DPS

■ Cash DPS: EUR 24.00 cents
+19%
/Jun-25

▶On 27 March 2026, the general shareholders' meeting approved a final cash dividend of EUR 12.50 cents per share against H2 2025 results, which was paid in May 2026. Considering the interim cash dividend of EUR 11.50 cents per share paid in November 2025, the total cash dividend per share paid against 2025 results was EUR 24.00 cents, 14% higher than that paid against 2024 results.
▶On 3 February 2026, the board of directors approved the Second 2025 Buyback Programme worth up to EUR 5,030 million. The programme started on 4 February 2026.
This programme includes EUR 1,830 million as part of our ordinary shareholder remuneration policy charged against H2 2025 results and the remaining amount corresponds to an extraordinary buyback of EUR 3,200 million, equivalent to approximately 50% of the CET1 capital generated following completion of the Poland disposal.
This programme puts us on track to achieve our goal of distributing at least EUR 10 billion through share buybacks charged against 2025 and 2026 results and against expected capital excess1. Considering the share buyback currently underway, we have already carried out approximately 80% of this goal.
▶Considering the cash dividends and the two share buybacks as part of our ordinary payout policy, total shareholder remuneration charged against 2025 results will be around EUR 7,030 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends and share buybacks. This is a 12% increase compared to the ordinary shareholder remuneration charged against 2024 results.
▶At the end of the quarter, TNAV per share was EUR 6.32. Including the cash dividends charged against 2025 results, TNAV per share increased 19% year-on-year.

Think Customer

CUSTOMER GROWTH (vs. Jun-25)
Total customers:	+12	mn

Active customers:	+6	mn

▶We continued to make progress in the implementation of our global platforms, which represent a clear competitive advantage, as the capability to build platforms once and deploy them across multiple markets enables us to improve time-to-market, cost to serve and customer satisfaction.
▶These developments, alongside other initiatives focused on delivering the best experience to our customers and improving service quality, enable us to continue to attract more customers to the Group.
▶As a result, total customers increased 12 million year-on-year and active customers grew 6 million year-on-year, both also favoured by the incorporation of TSB.

Think Global

Contribution to Group revenue [2]

Retail	55%

Openbank	21%

CIB	15%

Wealth	7%

Payments	2%

H1 2026 data. Year-on-year changes in constant euros.
▶In Retail, underlying attributable profit grew 12% to EUR 4,124 million, boosted by solid performance in revenue and by a strong reduction in costs, reflecting our transformation efforts. It was also slightly favoured by the incorporation of TSB from May 2026.
▶The efficiency ratio improved to 40.5% and cost of risk stood at 1.19%. RoTE rose to 17.1%.

▶In Openbank, profit before tax increased 15% excluding the additional provisions in the UK, driven by solid performances in revenue and costs, which was not reflected in underlying attributable profit, which was also impacted by the end of tax benefits for electric vehicles in the US in 2025.
▶The efficiency ratio improved to 41.6% and cost of risk stood at 2.09%, with RoTE at 7.7%.

▶In CIB, underlying attributable profit increased 17% to EUR 1,742 million, due to higher revenue across all business lines, but especially due to a strong Q1 in Global Markets and a solid Q2 in Global Banking.
▶The efficiency ratio improved to 40.8% and RoTE to 20.3%.

▶In Wealth, underlying attributable profit rose 19% to EUR 1,083 million, boosted by solid activity, with double-digit growth in both net fee income and gains on financial transactions.
▶The efficiency ratio improved to 35.0% and RoTE was 56.9%.

▶In Payments, underlying attributable profit increased significantly to EUR 78 million, with revenue growing at a much faster pace than costs, boosted by higher activity.
▶EBITDA margin reached 32.6% (+3.8 pp year-on-year).

1.As previously announced, Santander intends to allocate at least EUR 10 billion to shareholders through share buybacks charged against 2025 and 2026 results and against the expected capital excess. This share buyback target includes: i) buybacks that are part of the existing shareholder remuneration policy; and ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The implementation of the shareholder remuneration policy and additional buybacks is subject to corporate and regulatory decisions and approvals.
2.As % of total operating areas, excluding the Corporate Centre.

January - June 2026	9

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•Statutory income statement

Grupo Santander results
As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Additionally, in Q1 2026, the capital gain from the closing of the Poland disposal was recorded in the same 'profit/(loss) after tax from discontinued operations' line item. For further information, see the 'Alternative performance measures' section in this report. Furthermore, as mentioned in the 'Significant events in the period' section, Q2 2026 results include TSB from May 2026.

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q2'26	Q1'26%		H1'26	H1'25%
Net interest income	11,692	11,019	6.1	22,711	21,211	7.1
Net fee income [1]	3,494	3,357	4.1	6,851	6,342	8.0
Gains or losses on financial assets and liabilities and exchange differences [2]	81	651	(87.6)	732	1,032	(29.1)
Dividend income	534	90	493.3	624	471	32.5
Share of results of entities accounted for using the equity method	163	313	(47.9)	476	332	43.4
Other operating income/expenses (net) [3]	(282)	(290)	(2.8)	(572)	(410)	39.5
Total income	15,682	15,140	3.6	30,822	28,978	6.4
Operating expenses	(6,405)	(6,130)	4.5	(12,535)	(12,398)	1.1
Administrative expenses	(5,566)	(5,302)	5.0	(10,868)	(10,772)	0.9
Staff costs	(3,551)	(3,379)	5.1	(6,930)	(6,736)	2.9
Other general administrative expenses	(2,015)	(1,923)	4.8	(3,938)	(4,036)	(2.4)
Depreciation and amortization	(839)	(828)	1.3	(1,667)	(1,626)	2.5
Provisions or reversal of provisions	(985)	(765)	28.8	(1,750)	(1,012)	72.9
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,373)	(3,198)	5.5	(6,571)	(6,524)	0.7
Impairment on other assets (net)	(8)	(22)	(63.6)	(30)	(147)	(79.6)
Gains or losses on non-financial assets and investments, net	3	13	(76.9)	16	(32)	—
Negative goodwill recognized in results	5	—	—	5	22	(77.3)
Gains or losses on non-current assets held for sale not classified as discontinued operations	13	(9)	—	4	217	(98.2)
Profit or loss before tax from continuing operations	4,932	5,029	(1.9)	9,961	9,104	9.4
Tax expense or income from continuing operations	(1,192)	(1,250)	(4.6)	(2,442)	(2,367)	3.2
Profit from the period from continuing operations	3,740	3,779	(1.0)	7,519	6,737	11.6
Profit or loss after tax from discontinued operations	—	1,895	(100.0)	1,895	726	161.0
Profit for the period	3,740	5,674	(34.1)	9,414	7,463	26.1
Profit attributable to non-controlling interests	(222)	(219)	1.4	(441)	(630)	(30.0)
Profit attributable to the parent	3,518	5,455	(35.5)	8,973	6,833	31.3

EPS (euros)	0.23	0.36	(35.5)	0.60	0.43	37.6
Diluted EPS (euros)	0.23	0.36	(35.5)	0.60	0.43	37.6

Memorandum items:
Average total assets	1,923,462	1,847,367	4.1	1,885,415	1,835,466	2.7
Average stockholders' equity	108,548	107,148	1.3	107,848	100,703	7.1

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 85 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

10	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Statutory income statement

Statutory income statement

H1 2026 results compared to H1 2025
In H1 2026, profit attributable to the parent totalled EUR 8,973 million, including the capital gain of EUR 1,895 million from the closing of the Poland disposal in Q1 2026 and TSB results from May 2026. Thus, profit increased 31% year-on-year, also supported by the solid performances across businesses and good activity levels.
Total income
Total income in H1 2026 amounted to EUR 30,822 million, up 6% year-on-year. By line:
•Net interest income (NII) totalled EUR 22,711 million, 7% higher than in H1 2025, supported by solid performances in Retail, CIB and Openbank.

Net interest income
EUR million
•Net fee income amounted to EUR 6,851 million, up 8% compared to H1 2025, underpinned by growth across all businesses. Of note were Retail, where we saw strong growth across most countries, and CIB and Wealth, both driven by solid commercial activity.

Net fee income
EUR million
•Gains or losses on financial assets and liabilities and exchange differences reached EUR 732 million (EUR 1,032 million in H1 2025) driven by lower results in the Corporate Centre, due to a greater impact from foreign currency hedges, and in CIB, affected by lower volatility in Europe and Latin America.
•Dividend income was EUR 624 million (EUR 471 million in H1 2025), with the increase mainly driven by dividends from our stake in Poland recorded in the Corporate Centre.
•Income from companies accounted for by the equity method reached EUR 476 million, compared to EUR 332 million in H1 2025, supported by higher results from certain stakes recorded in the Corporate Centre.
•Other operating income recorded a loss of EUR 572 million, (compared to a EUR 410 million loss in H1 2025), affected by a more negative impact from the hyperinflation adjustment in Argentina and lower leasing revenue in Openbank US.
In summary, we had a solid performance in total income, reflecting the benefits of our diversification and global scale, our sound margin management and higher volumes.

Total income
EUR million
Operating expenses
Operating expenses in H1 2026 amounted to EUR 12,535 million, increasing slightly year-on-year (+1%), rising at a much slower pace than revenue.
Our cost management continued to focus on further structurally improving efficiency. We continued to drive our business model transformation plan, ONE Transformation, which, together with the rollout of our global platforms, the use of AI and network effects across our footprint, is resulting in greater operational leverage and better commercial dynamics.

Operating expenses
EUR million
Provisions or reversal of provisions
Provisions (net of provision reversals) amounted to EUR 1,750 million in H1 2026 and included additional provisions for potential complaints related to motor finance dealer commissions in the UK mainly in Q1 2026 and a EUR 337 million charge (EUR 250 million net of tax) from M&A-related restructuring costs in Q2 2026

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•Statutory income statement
associated with the TSB acquisition. In H1 2025, this line totalled EUR 1,012 million.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment of financial assets not measured at fair value through profit or loss (net) was EUR 6,571 million, impacted by Argentina, reflecting sector-wide trends in the country. In H1 2025, it was EUR 6,524 million and included provisions which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.
Impairment on other assets (net)
The impairment on other assets (net) was EUR 30 million. In H1 2025, the impairment on other assets totalled EUR 147 million.
Gains or losses on non-financial assets and investments (net)
This line recorded a net gain of EUR 16 million in H1 2026. In the same period in 2025, this line recorded a EUR 32 million loss.
Negative goodwill recognized in results
In H1 2026, there was EUR 5 million of negative goodwill. In H1 2025, we recorded EUR 22 million relating to the acquisition of CrediScotia Financiera from Scotiabank which expanded our presence in the consumer business in Peru.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes the sale and impairments of foreclosed assets, recorded a EUR 4 million gain in H1 2026. In H1 2025, this line recorded a EUR 217 million gain, which included a capital gain in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
Profit or loss before tax from continuing operations
Profit before tax was EUR 9,961 million in H1 2026, up 9% year-on-year, supported by solid performances in net interest income and net fee income, with good cost management.
Tax expense or income from continuing operations
Total tax expense in H1 2026 amounted to EUR 2,442 million, which includes a EUR 174 million charge corresponding to the accrual of the tax on expected income obtained in Spain for the year. In H1 2025, tax expense was EUR 2,367 million and included a EUR 174 million charge corresponding to the accrual of the tax on expected income obtained in Spain for the year.
Profit or loss after tax from discontinued operations
Profit from discontinued operations totalled EUR 1,895 million in H1 2026 corresponding to the capital gain generated from the completion of the Poland disposal, compared to EUR 726 million in H1 2025 which reflects the results associated with the business subject to the Poland disposal.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 441 million in H1 2026, compared to EUR 630 million in H1 2025.
Profit attributable to the parent
Profit attributable to the parent rose to a new record of EUR 8,973 million in H1 2026, compared to EUR 6,833 million in H1 2025. This 31% increase year-on-year was driven by our solid revenue performance and good cost control, also supported by the aforementioned capital gain, which more than offset the impact of additional provisions for potential complaints related to motor finance dealer commissions in the UK mainly in Q1 2026, amounting to EUR 194 million net of tax and non-controlling interests.

12	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement

Underlying income statement

→ Another consecutive quarter of record profit, driven by solid revenue and cost performances.
→ We continue to drive profitable growth and efficiency improvement, maintaining sound credit quality.
→ Results include TSB from May 2026, with impacts of around 1 pp across the P&L.

Underlying attributable profit		Efficiency	Underlying RoTE
EUR 7,328 million	+15% in euros	42.8%	15.6%
	+14% in constant euros	-3 pp	+0.7 pp

Note: changes vs. H1 2025.

H1 2026 results compared to H1 2025
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in this report.
At the Group level, the impact of exchange rates during the period was not significant, with a favourable year-on-year impact of 0.7 pp on total income and an unfavourable impact of 0.2 pp on total costs.
In addition, to better understand the business trends, the underlying income statement includes the reclassification of certain items. These reclassifications between the underlying income statement and the statutory income statement include:
In H1 2026:
•Certain charges that, in the statutory income statement are recorded under the 'other results and provisions' line item, are presented in the underlying income statement under 'total costs'. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 676 million.
•In Q2 2026, we recorded additional provisions totalling EUR 39 million, net of tax and non-controlling interests, for potential complaints related to motor finance dealer commissions in the UK associated with our joint ventures, reclassified to the ‘other results and provisions’ line item.
In H1 2025:
•In the statutory income statement, the results related to the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item.
However, in the underlying income statement, the results related to the business subject to the Poland disposal are recorded in a single line item under 'non-recurring items', and are therefore excluded from the Group's underlying profit.
•Additionally, certain charges that, in the statutory income statement are recorded under the 'other results and provisions' line item, are presented in the underlying income statement under 'total costs'. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 865 million.

Summarized underlying income statement (EUR million)

					Ex. TSB
			Change		Change
	H1'26	H1'25%		% excl. FX	%	% excl. FX
Net interest income	22,711	21,237	6.9	6.3	5.9	5.3
Net fee income	6,851	6,311	8.6	7.4	8.3	7.2
Gains (losses) on financial transactions [1]	732	1,026	(28.7)	(28.6)	(29.0)	(28.9)
Other operating income	553	392	41.1	44.0	42.3	45.3
Total income	30,847	28,966	6.5	5.8	5.7	5.1
Total costs	(13,211)	(13,251)	(0.3)	(0.5)	(1.3)	(1.5)
Net operating income	17,636	15,715	12.2	11.2	11.6	10.6
Net loan-loss provisions	(6,574)	(6,058)	8.5	7.1	8.3	6.8
Other gains (losses) and provisions	(715)	(319)	124.1	127.3	124.2	127.4
Profit before tax	10,347	9,338	10.8	10.0	9.9	9.1
Tax on profit	(2,549)	(2,577)	(1.1)	(2.3)	(2.1)	(3.3)
Profit from continuing operations	7,798	6,761	15.3	14.7	14.5	13.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	7,798	6,761	15.3	14.7	14.5	13.9
Non-controlling interests	(470)	(384)	22.4	20.8	22.4	20.8
Underlying profit attributable to the parent [2]	7,328	6,377	14.9	14.3	14.1	13.5
Non-recurring items	1,645	456	260.7	260.7	264.8	264.8
Profit attributable to the parent	8,973	6,833	31.3	30.7	30.8	30.2

Underlying EPS (euros)	0.48	0.40	19.9
Underlying Diluted EPS (euros)	0.48	0.40	19.8
1. Includes exchange differences.
2. Excludes non-recurring items.
Note: all underlying management metrics have been calculated excluding Poland. For further information, see the 'Alternative performance measures' section in this report.

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•Underlying income statement
Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from the underlying income statement:
In H1 2026:
•The total amount recorded under the 'non-recurring items' line item was EUR 1,645 million, including the EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026 and a EUR 250 million charge (net of tax) from M&A-related restructuring costs in Q2 2026 associated with the TSB acquisition.
In H1 2025:
•The total amount in 'non-recurring items' was EUR 456 million corresponding to the results related to the business subject to the Poland disposal.
•Additionally, in Q2 2025 this line included the following two events of the same value but opposite signs:
•A capital gain of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million (EUR 231 million, net of tax and minority interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.
For further information on the reconciliation between the statutory and underlying income statements, see the 'Alternative performance measures' section in this report.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in H1 2026 was EUR 8,973 million, compared to EUR 6,833 million in H1 2025, representing a 31% year-on-year increase in euros, also +31% in constant euros.
•Underlying profit attributable to the parent reached EUR 7,328 million in H1 2026, compared to EUR 6,377 million in H1 2025. This represents a 15% increase year-on-year in euros, +14% in constant euros.
This underlying profit year-on-year comparison reflects solid trends in both total income and total costs and was also slightly favoured by the incorporation of TSB from May 2026 (excluding TSB, underlying attributable profit rose 14%, also +14% in constant euros).
Total income amounted to EUR 30,847 million in H1 2026, a 6% increase year-on-year. In constant euros, it also increased by 6% year-on-year, with the following detail by line:
•Net interest income (NII) performed well, increasing 6% year-on-year. By business:
•In Retail, it grew by 4%, with positive performances in most countries supported by higher volumes and our active balance sheet management, in addition to being slightly favoured by the incorporation of TSB.

•In Openbank, the positive trends from last year continued, rising 4% especially in Openbank Europe and in South America, supported by higher volumes and disciplined margin management.
•In CIB, NII increased strongly (+36%), mainly due to higher financing volumes in less capital-intensive products in Global Markets.
•In Wealth, NII declined 1%, though it improved in the quarter supported by higher loan yields and an increase in the credit portfolio.
•In Payments, NII decreased 2%, mainly due to Argentina.

Net interest income
EUR million
constant euros
•Net fee income rose 7% year-on-year, driven by widespread growth across all businesses, benefitting from the network effect and higher transactionality. By business:
•In Retail, it grew by 6%, particularly in transactional, FX, insurance and mutual fund fees and with good trends across most countries.
•In Openbank, net fee income increased by 6%, with particularly strong performances in Brazil, which benefitted from portfolio expansion and higher insurance activity, and Europe, driven by a pickup in new business volumes.
•In CIB, it grew 7%, reflecting a strong second quarter in Global Banking, particularly in Corporate Finance in the US and Europe.
•In Wealth, it rose 11%, with strong performances in both business lines, but particularly in Private Banking, driven by solid commercial activity and our focus on promoting fee-generating activities and products.
•In Payments, it increased 8% driven mainly by Getnet due to higher activity.
This net fee income growth is in line with our target of increasing net fee income at a faster rate than net interest income.

14	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement

Net fee income
EUR million
constant euros
•Gains on financial transactions decreased 29%, affected by a weaker performance in the Corporate Centre, due to higher impacts from foreign exchange hedges, and a decline CIB due to lower market volatility in Europe and Latin America, partially offset by solid performances in the other businesses, mainly in Wealth.
•Other operating income increased 44% compared to the same period in 2025, as dividends from our stake in Poland and higher results from certain stakes, both recorded in the Corporate Centre, more than offset a greater negative impact from the hyperinflation adjustment in Argentina and lower leasing revenue in Openbank US.
This total income performance keeps us on track to achieve our mid-single-digit revenue growth target for 2026.

Total income
EUR million
constant euros
Total costs in H1 2026 amounted to EUR 13,211 million, in line with H1 2025. In constant euros, they declined 1%. In real terms (i.e. excluding the impact of average inflation and perimeter effects and in constant euros), they were 5% lower.
The positive performance reflects our transformation efforts and lower charges related to asset impairments and operational risk, mainly in Retail in Spain and the UK and in Openbank Europe.

Our cost management remained focused on structurally improving our efficiency and our target of bringing it to levels close to 36% by the end of 2028. With that aim, we continued to make progress in our transformation plan, ONE Transformation, which provides greater operational leverage, improving business dynamics, simplifying processes and promoting leaner and more agile structures.
By business and in constant euros, total costs performed as follows:
•In Retail, total costs declined by 3%. In real terms, they fell 8%, reflecting our transformation efforts and lower asset impairment and operational risk charges. The efficiency ratio improved to 40.5% from 43.4% in H1 2025.
•In Openbank, total costs decreased 3%. In real terms, they declined 6% backed by our efficiency efforts and or focus on transformation, primarily in Europe and the US, as well as by lower legal and asset impairment charges. The efficiency ratio improved to 41.6% from 44.5% in H1 2025.
•In CIB, total costs rose 7%, +4% in real terms, reflecting higher activity levels, but they increased at a much slower pace than revenue. We maintained a leading position among peers in terms of efficiency, with the efficiency ratio improving to 40.8% from 44.7% in H1 2025.
•In Wealth, total costs grew 6%, +3% in real terms, due to our investments to strengthen our teams and develop new capabilities to address increasing commercial activity. The efficiency ratio improved to 35.0% from 36.3% in H1 2025.
•In Payments, total costs rose 8%, reflecting investments in the development of our global platforms. However, costs grew at a lower pace than revenue, which increased double digits.

Total costs
EUR million
constant euros
Net operating income in H1 2026 amounted to EUR 17,636 million, up 12% compared to H1 2025. In constant euros, it rose 11%, underpinned by the good performances across net interest income and net fee income and reflecting the positive impacts from our transformation efforts on costs.
The efficiency ratio stood at 42.8%, improving by 3 pp year-on-year, supported by the positive dynamics in both revenue and costs, with efficiency improvements across all global businesses.

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•Underlying income statement

Net operating income
EUR million
constant euros
Net loan-loss provisions amounted to EUR 6,574 million in H1 2026, an 9% increase year-on-year.
In constant euros, they grew 7%, mainly due to higher provisions in Retail Argentina, reflecting sector-wide trends in the country and some single names in CIB in Europe and Brazil. Excluding Argentina, the Group's net loan-loss provisions were broadly stable in constant euros, with a good performance in Retail (mainly in Spain) and a decline in the Corporate Centre, having recorded provisions in H1 2025 related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.
All in all, the cost of risk was broadly stable at 1.15%, in line with the Group’s year-end target.

Net loan-loss provisions
EUR million
constant euros
Other gains (losses) and provisions registered a EUR 715 million loss, compared to a EUR 319 million loss in H1 2025. This comparison was impacted by the EUR 245 million additional provisions for potential complaints related to motor finance dealer commissions in the UK (EUR 194 million, net of tax and non-controlling interests) in H1 2026 as well as by higher charges related to our transformation, mainly in Retail and Openbank Europe.
Tax on profit amounted to EUR 2,549 million, a 1% decline year-on-year. In constant euros, it fell 2%, mainly due to a lower tax burden in the Corporate Centre. In both H1 2026 and H1 2025, this line included a charge related to the accrual of the tax on expected income obtained in Spain for the year, for similar amounts.
Underlying profit attributable to the parent in H1 2026 reached EUR 7,328 million, 15% higher than in H1 2025. In constant euros, it increased by 14% year-on-year, keeping us on track to achieve our 2026 underlying profit target of more than EUR 14.1 billion.

Underlying profit attributable to the parent
EUR million
constant euros
Underlying RoTE for H1 2026 reached 15.6% compared to 14.9% in H1 2025. Underlying RoRWA stood at 2.55% (2.23% in H1 2025) and underlying earnings per share stood at EUR 0.48 (EUR 0.40 in H1 2025).
The 'Non-recurring items' line in H1 2026 recorded a EUR 1,645 million result, corresponding to the capital gain from the completion of the Poland disposal in Q1 2026, partially offset by EUR 250 million of restructuring costs related to the TSB integration in Q2 2026. In H1 2025, this line recorded a EUR 456 million positive result related to the business subject to the Poland disposal.
Considering these non-recurring items, profit attributable to the parent in H1 2026 was EUR 8,973 million, +31% year-on-year, +31% also in constant euros.
RoTE for H1 2026 reached 17.4% compared to 16.0% in H1 2025. RoRWA was 2.81% (2.35% in H1 2025) and earnings per share stood at EUR 0.60 (EUR 0.43 in H1 2025).

16	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement
Q2 2026 results compared to Q1 2026
As described above, there were some results that did not form part of our underlying business that were included under 'non-recurring items' in both Q2 2026 and Q1 2026. We recorded a EUR 250 million (net of tax) charge for restructuring costs related to the acquisition of TSB in Q2 2026 and a EUR 1,895 million capital gain from the completion of the Poland disposal in Q1 2026.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in Q2 2026 was EUR 3,518 million, compared to EUR 5,455 million in Q1 2026, which was favoured by the aforementioned capital gain from the Poland disposal.
•Underlying profit attributable to the parent in Q2 2026 stood at EUR 3,768 million, compared to EUR 3,560 million in Q1 2026.
This represents a 6% quarter-on-quarter increase in underlying profit. In constant euros, it rose 5%, supported by a solid revenue performance and the incorporation of TSB in May 2026 (excluding TSB, underlying profit was up 4%,+3% in constant euros). In constant euros:
•Total income rose 2%, by line as follows:
•Net interest income increased by 5%, supported by Retail (+7%), with positive trends in most countries, especially in the
UK driven by TSB, as well as by CIB (increases across business lines) and a pickup in Wealth.
•Net fee income rose 3%, boosted especially by CIB (+14%), driven by strong activity in the quarter in Global Banking.
•Gains on financial transactions declined significantly, due to lower results in Global Markets in CIB, affected by lower volatility.
•Total costs increased 3% quarter-on-quarter mainly driven by the incorporation of TSB in Retail UK, partially offset by a good performance in Openbank in the US and Europe.
•Net loan-loss provisions rose 2% driven by higher provisions in Retail, especially in Spain and the UK (balance sheet optimization initiatives) and some single names in CIB.
•The other gains (losses) and provisions line item recorded a EUR 313 million loss, compared to a EUR 402 million loss in Q1 2026. This improvement reflected lower additional provisions for potential complaints related to motor finance dealer commissions in the UK (EUR 39 million in Q2 2026 compared to EUR 207 million in Q1 2026), which more than offset higher charges related to our transformation, mainly in Retail Spain.

Summarized underlying income statement (EUR million)

			Change		Ex. TSB
					Change
	Q2'26	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	11,692	11,019	6.1	4.8	4.2	2.8
Net fee income	3,494	3,357	4.1	2.7	3.6	2.3
Gains (losses) on financial transactions [1]	81	651	(87.6)	(87.8)	(88.1)	(88.3)
Other operating income	440	113	289.4	289.0	293.6	293.3
Total income	15,707	15,140	3.7	2.5	2.2	1.0
Total costs	(6,727)	(6,484)	3.7	2.5	1.7	0.5
Net operating income	8,980	8,656	3.7	2.4	2.6	1.3
Net loan-loss provisions	(3,349)	(3,225)	3.8	1.9	3.4	1.4
Other gains (losses) and provisions	(313)	(402)	(22.1)	(22.5)	(22.1)	(22.5)
Profit before tax	5,318	5,029	5.7	4.7	4.2	3.1
Tax on profit	(1,299)	(1,250)	3.9	2.8	1.8	0.7
Profit from continuing operations	4,019	3,779	6.4	5.3	4.9	3.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	4,019	3,779	6.4	5.3	4.9	3.9
Non-controlling interests	(251)	(219)	14.6	13.6	14.6	13.6
Underlying profit attributable to the parent [2]	3,768	3,560	5.8	4.8	4.3	3.3
Non-recurring items	(250)	1,895	—	—	—	—
Profit attributable to the parent	3,518	5,455	(35.5)	(36.0)	(36.2)	(36.7)

Underlying EPS (euros)	0.25	0.23	7.6
Underlying Diluted EPS (euros)	0.25	0.23	7.6
1. Includes exchange differences.
2. Excludes non-recurring items.

January - June 2026	17

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Grupo Santander's balance sheet
As a result of the Poland disposal and in accordance with IFRS 5 requirements, the assets associated with the Poland disposal were classified under the 'non-current assets held for sale' line item in the Group’s consolidated balance sheet and the related liabilities under 'liabilities associated with non-current assets held for sale' from the announcement of disposal until its completion. As previously explained in the 'Significant events in the period' section, the balance sheet includes TSB from May 2026.

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-26	Jun-25	Absolute	%	Dec-25
Cash, cash balances at central banks and other demand deposits	138,008	175,555	(37,547)	(21.4)	152,281
Financial assets held for trading	286,941	234,834	52,107	22.2	252,318
Debt securities	113,686	85,290	28,396	33.3	98,568
Equity instruments	23,105	16,278	6,827	41.9	22,030
Loans and advances to customers	49,308	35,715	13,593	38.1	32,766
Loans and advances to central banks and credit institutions	41,596	39,263	2,333	5.9	40,599
Derivatives	59,246	58,288	958	1.6	58,355
Financial assets designated at fair value through profit or loss[1]	15,942	14,515	1,427	9.8	15,807
Loans and advances to customers	6,087	5,597	490	8.8	6,440
Loans and advances to central banks and credit institutions	436	1,110	(674)	(60.7)	413
Other (debt securities an equity instruments)	9,419	7,808	1,611	20.6	8,954
Financial assets at fair value through other comprehensive income	75,371	75,801	(430)	(0.6)	74,612
Debt securities	58,970	60,929	(1,959)	(3.2)	58,305
Equity instruments	3,602	2,300	1,302	56.6	2,281
Loans and advances to customers	12,444	12,268	176	1.4	12,906
Loans and advances to central banks and credit institutions	355	304	51	16.8	1,120
Financial assets measured at amortized cost	1,334,351	1,148,957	185,394	16.1	1,202,689
Debt securities	165,861	119,661	46,200	38.6	140,014
Loans and advances to customers	1,081,323	957,147	124,176	13.0	985,176
Loans and advances to central banks and credit institutions	87,167	72,149	15,018	20.8	77,499
Investments in subsidiaries, joint ventures and associates	7,722	7,191	531	7.4	7,052
Tangible assets	26,480	28,997	(2,517)	(8.7)	27,438
Intangible assets	18,772	17,249	1,523	8.8	17,308
Goodwill	13,143	11,960	1,183	9.9	11,958
Other intangible assets	5,629	5,289	340	6.4	5,350
Non-current assets held for sale	2,866	68,710	(65,844)	(95.8)	75,011
Other assets[2]	48,012	44,079	3,933	8.9	42,999
Total assets	1,954,465	1,815,888	138,577	7.6	1,867,515

Liabilities and shareholders' equity
Financial liabilities held for trading	193,417	155,682	37,735	24.2	171,546
Customer deposits	47,168	39,997	7,171	17.9	36,120
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	51,974	30,816	21,158	68.7	39,443
Derivatives	52,319	50,396	1,923	3.8	51,968
Other	41,956	34,473	7,483	21.7	44,015
Financial liabilities designated at fair value through profit or loss	43,407	35,513	7,894	22.2	42,148
Customer deposits	26,214	22,499	3,715	16.5	25,930
Debt securities issued	15,221	9,671	5,550	57.4	11,686
Deposits by central banks and credit institutions	1,950	3,343	(1,393)	(41.7)	4,510
Other	22	—	22	—	22
Financial liabilities measured at amortized cost	1,543,776	1,400,632	143,144	10.2	1,421,184
Customer deposits	1,060,380	945,733	114,647	12.1	979,150
Debt securities issued	332,846	302,292	30,554	10.1	312,704
Deposits by central banks and credit institutions	100,832	108,310	(7,478)	(6.9)	93,234
Other	49,718	44,297	5,421	12.2	36,096
Liabilities under insurance contracts	19,347	18,343	1,004	5.5	18,737
Provisions	9,211	8,098	1,113	13.7	8,355
Liabilities associated with non-current assets held for sale	—	59,361	(59,361)	(100.0)	62,995
Other liabilities[3]	29,409	29,274	135	0.5	29,802
Total liabilities	1,838,567	1,706,903	131,664	7.7	1,754,767
Shareholders' equity	143,259	138,066	5,193	3.8	141,144
Capital stock	7,345	7,443	(98)	(1.3)	7,345
Reserves[4]	126,941	123,790	3,151	2.5	121,396
Profit attributable to the Group	8,973	6,833	2,140	31.3	14,101
Less: dividends	—	—	—	—	(1,698)
Other comprehensive income	(33,913)	(37,565)	3,652	(9.7)	(37,974)
Minority interests	6,552	8,484	(1,932)	(22.8)	9,578
Total equity	115,898	108,985	6,913	6.3	112,748
Total liabilities and equity	1,954,465	1,815,888	138,577	7.6	1,867,515

Note: the condensed balance sheet groups some lines of the consolidated balance sheet on pages 83 and 84 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; and ‘Other assets’.
3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; and ‘Other liabilities‘.
4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares’.

18	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet

Gross loans and advances to customers (excl. reverse repos)				Customer funds (deposits excl. repos + mutual funds)
Good performance of the loan portfolio, boosted, in part, by the incorporation of TSB into our Retail business.				Customer funds increased both quarter-on-quarter and year-on-year, also supported by the incorporation of TSB.
EUR 1,072 billion		+5% QoQ	+1% QoQ ex. TSB	EUR 1,297 bn			+6% QoQ	+2% QoQ ex. TSB
		+9% YoY	+5% YoY ex. TSB				+11% YoY	+7% YoY ex. TSB

By business:				By product:
Year-on-year growth across all businesses. Notable increases in Retail mortgages, auto in Openbank and a double-digit rise in CIB.				Compared to June 2025, higher deposits, both demand and time deposits, and strong growth in mutual funds, with widespread increases across countries.

Retail	ex. TSB	Openbank	CIB	Demand	ex. TSB	Time	ex. TSB	Mutual funds
+9%	+2%	+3%	+22%	+7%	+2%	+14%	+11%	+16%

Note: changes in constant euros.

Loans and advances to customers
As at 30 June 2026, loans and advances to customers stood at EUR 1,149,162 million, a 7% increase quarter-on-quarter, and +14% year-on-year. These quarter-on-quarter and year-on-year comparisons were favoured by the incorporation of TSB from May 2026.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos. As at 30 June 2026, gross loans and advances to customers excluding reverse repos, totalled EUR 1,071,562 million.
Additionally, the comments below do not include the exchange rate impact (i.e. in constant euros) except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to March 2026, gross loans and advances to customers excluding reverse repos increased 5% in constant euros (+1% excluding TSB), with the following detail:
•In Retail, they increased by 7%, favoured by the incorporation of TSB, whose loan portfolio is largely concentrated in mortgages to individuals. Excluding TSB, they rose 1%, as widespread increases in mortgages more than offset lower SME loans mainly in Spain and Brazil.
•In Openbank, they were up 2%, due to higher auto balances across our main markets.
•In CIB, loans increased 2%, boosted by increases in Global Transaction Banking and Global Markets.
•In Wealth, loans rose 6%, with broad-based growth across countries, particularly in Spain.

Gross loans and advances to customers (excl. reverse repos)
EUR billion

+11%	1
Jun-26 / Jun-25

1. In constant euros: +9%.
•In Payments, loan balances are not material as they represent only 0.1% of the Group total.
Compared to June 2025, gross loans and advances to customers (excluding reverse repos) grew 9% in constant euros (+5% excluding TSB), as follows:
•In Retail, they rose 9%. Excluding TSB, loans rose 2%, with increases across all products except SMEs, which were affected by declines in Spain (ICO loan maturities and our focus on active risk management and balance sheet optimization). There were strong performances across our footprint in mortgages, in most countries in personal loans and in loans to corporates, mainly in Brazil and Europe.
•In Openbank, they were up 3%, boosted by the good performances in auto (+6%) across our footprint.
•In CIB, they increased 22%, boosted by growth across business lines, especially in less capital-intensive products, such as Export Finance (ECAs) and Trade Finance in Global Transaction Banking and securitized products in Global Markets.
•In Wealth, they increased 6%, particularly in Spain and the US, both rising double digits.
As at 30 June 2026, gross loans and advances to customers excluding reverse repos, maintained a diversified mix across our footprint, with presence in different countries in Europe, Latin America and the US.

Gross loans and advances to customers (excl. reverse repos)
% operating areas. June 2026

January - June 2026	19

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Customer funds
Customer deposits amounted to EUR 1,133,762 million as at 30 June 2026, up 7% quarter-on-quarter and 12% year-on-year. Both comparisons benefitted from the incorporation of TSB from May 2026.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds. As at 30 June 2026, they amounted to EUR 1,297,293 million.
The comments below do not include the exchange rate impact (i.e. in constant euros), except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to March 2026, customer funds increased 6% in constant euros. Excluding TSB, they were up 2%, with the following detail:
•By product, customer deposits excluding repos increased 1%, driven by both demand and time deposits, while mutual funds continued to grow (+6%).
•By business, customer funds grew in Retail (+2%), Wealth (+5%) and Openbank (+1%), which more than offset the decrease in CIB (-2%).
Compared to June 2025, customer funds were 11% higher in constant euros. Excluding TSB, they were up 7%, with the following detail:
•By product, deposits excluding repos rose 5%, with growth mainly in time deposits and, to a lesser extent, in demand deposits. Mutual funds increased 16%, with solid performances across countries.
•By business, they rose 8% in Retail, driven by double-digit growth in time deposits and mutual funds, with growth also in demand deposits They grew 4% in Openbank, supported by higher demand deposits as part of our funding cost optimization strategy, and by mutual funds, which recorded double-digit growth. In CIB, they increased 1%, as higher time deposits more than offset declines in mutual funds and demand deposits. In Wealth, they were up 12% driven by mutual funds (+19%).
•By country, customer funds grew across our footprint.
As at 30 June 2026, customer funds maintained a diversified mix across our footprint, with presence in Europe, Latin America and the US. The weight of demand deposits as a percentage of total customer funds was 53%, while time deposits accounted for 25% of the total and mutual funds for 22%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency

Customer funds
EUR billion.

+13	% ¹	1

+20%

+11%

•Total
•Mutual funds
•Deposits excl. repos

Jun-26 / Jun-25

1. In constant euros: +11%.
and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market. The Group's issuances for H1 2026 were as follows:
•Medium- and long-term senior debt totalling EUR 14,009 million and covered bonds placed in the market for EUR 6,806 million.
•TLAC eligible instruments issued amounted to EUR 9,796 million, of which EUR 7,156 million was senior non-preferred, EUR 1,356 million was subordinated debt and EUR 1,284 million was contingently convertible AT1s (CoCos).
•Maturities of medium- and long-term debt totalled EUR 25,832 million.
The net loan-to-deposit ratio was 101% (100% in June 2025), and the ratio of deposits plus medium- and long-term funding to the Group’s loans was 124%, showing a comfortable funding structure. The Group liquidity coverage ratio (LCR) was an estimated 155% in June 2026 (see the 'Risk management' chapter of this report).
The Group's access to wholesale funding markets, as well as the cost of issuances depends, in part, on the ratings granted by the rating agencies.

Rating agencies
	Long term	Short term	Outlook
Fitch Ratings	A (Senior A+)	F1 (Senior F1)	Stable
Moody's	A1	P-1	Stable
S&P Global Ratings	A+	A-1	Stable
DBRS	A (High)	R-1 (Middle)	Stable
Following the upgrade of the Kingdom of Spain's rating in September 2025, Moody's raised Santander's long-term rating to A1 and maintained the short-term rating at P-1 in October 2025.
Fitch has maintained A+ rating for Santander's long-term senior rating since Q1 2025.
S&P Global Ratings maintained Santander's credit rating at A+ for long-term and A-1 for short-term debt. Since Q2 2024, S&P has maintained its BBB- (investment grade) rating for our AT1 instruments.
All four agencies view the outlook as stable, in line with their respective ratings for the sovereign.
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain in long-term senior debt by Moody's and Fitch, and rated at the same level by S&P and DBRS. These ratings above the sovereign demonstrate our financial strength and the benefits derived from our diversification.

Customer funds
% operating areas. June 2026

20	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Solvency ratios
Solvency ratios

Phased-in capital ratio	CET1 ratio
The phased-in CET1 ratio stood at 14.0%, keeping us on track to end the year within our target range of 12.8-13%.	In the quarter, the CET1 ratio increased 0.2 pp excluding the impact of the TSB acquisition.
	Attributable profit	+61 bps
	Ordinary capital distribution[1]	-33 bps

Value creation
	TNAVps	€6.32
	TNAVps + Cash DPS	+19% YoY
Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

As at 30 June 2026, the total phased-in capital ratio (applying the CRR transitional arrangements) stood at 18.8% and the phased-in CET1 ratio at 14.0%.
We comfortably meet the levels required by the ECB on a consolidated basis, estimated at 14.1% for the total capital ratio and at 9.8% for the CET1 ratio. This resulted in a distance to the maximum distributable amount (MDA) of 401 bps and a CET1 management buffer of 418 bps.
In the quarter, the CET1 ratio declined 0.4 pp to 14.0%, mainly due to the acquisition of TSB in May (-55 bps). Excluding this impact, the CET1 ratio increased 0.2 pp as net organic capital generation remained solid at +27 bps in the quarter, the result of +61 bps from attributable profit, -33 bps from capital distributions1 (in line with our 50% payout target) and -1 bp from net RWA growth. Additionally, there was a +4 bp contribution in 'Regulatory & models' following model updates and -11 bps in 'Markets & others' mainly from deductions related to DTAs.
Taking into account the expected impact from the Webster acquisition (which is subject to completion)2, estimated at c.-150 bps, we remain on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%, at the top end of our 12-13% operating range.
TNAV per share ended the quarter at EUR 6.32. Including the interim cash dividend charged against 2025 results paid in November 2025 (EUR 11.50 cents per share) and the final cash dividend charged against 2025 results paid in May 2026 (EUR 12.50 cents per share), TNAV plus cash dividend per share increased 19.3% over the last twelve months (+3.1% in the quarter).
Lastly, the leverage ratio was 4.81%.

Eligible capital. June 2026
EUR million
Phased-in
CET1	86,447
Basic capital	96,673
Eligible capital	115,750
Risk-weighted assets	616,803

%
CET1 capital ratio	14.0
Tier 1 capital ratio	15.7
Total capital ratio	18.8

CET1 ratio performance
%

2026 target 12.8-13%

Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.
1.Capital distribution includes deductions for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see the 'Santander share' section in this report.
2.The transaction is subject to customary closing conditions, including the corresponding regulatory approvals.
3.Business RWA change net of risk transfer initiatives.

January - June 2026	21

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management
Risk management

Credit risk			Market risk
Credit quality indicators remained contained within expected levels.			Average VaR decreased slightly in Q2 2026, reflecting lower market volatility amid expectations of reduced geopolitical tensions in the Middle East.
Cost of risk	NPL ratio	NPL coverage ratio	Average VaR
1.15%	2.93%	64%	Q2'26	EUR 18 million	-EUR 1 mn vs. Q1'26
+1 bp vs. Mar-26	-7 bps vs. Mar-26	-1 pp vs. Mar-26
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements.			In Q2 2026, our operational risk profile remained stable, focusing on risks associated with suppliers, technology, cyberrisk and business continuity. Operational losses declined compared to the previous quarter.
Liquidity Coverage Ratio (LCR)
155%[1]		+4 pp vs. Mar-26

Credit risk2
In H1 2026, the global economy remained relatively resilient, despite an environment marked by geopolitical tensions, uncertainty surrounding trade policies and central banks' monetary policy decisions in response to inflation and economic developments. These factors resulted in pressure on energy markets and some bouts of volatility, though less pronounced in Q2 2026.
In this context, our global and diversified business model, together with our strong local presence and prudent risk management, enable us to maintain a medium-low risk profile, even in a still uncertain macroeconomic and geopolitical environment.
In terms of credit quality:
•The NPL ratio stood at 2.93%, improving 7 bps compared to March 2026, driven by gross credit risk with customers (total risk), which grew 7% to EUR 1,281 billion, mainly driven by positive volume trends in Retail (favoured by the integration of TSB in the UK) and CIB. This improvement was partially offset by an increase in credit impaired loans, which rose 5% to EUR 37,560 million, impacted by less favourable exchange rate movements, dynamics in certain portfolios (primarily in CIB, due to some single names), and the integration of TSB in Retail.
Year-on-year, the NPL ratio remained under control (+3 bps), as some increases in credit impaired loans, partly impacted by exchange rate movements and portfolio trends in Argentina, were mostly offset by total risk growth, mainly in CIB and Retail.
•In Q2 2026, net loan-loss provisions totalled EUR 3,349 million, up 2% in constant euros compared to the previous quarter, driven by higher Retail provisions, particularly in Spain and the UK, due to balance sheet optimization initiatives, and some single names in CIB.
In H1 2026, provisions rose 7% year-on-year in constant euros, reaching EUR 6,574 million, mainly due to higher provisions in Retail in Argentina, reflecting sector-wide trends in the country, and in CIB, due to some single names in Europe and Brazil. Excluding Argentina, the Group's net loan-loss provisions were practically stable year-on-year in constant euros, with a good performance in Retail (mainly in Spain) and lower provisions in the Corporate Centre, following provisions recorded in H1 2025 related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.

Key risk metrics
	Net loan-loss provisions [3]				Cost of risk (%) [4]			NPL ratio (%)			NPL coverage ratio (%)
	Q2'26	H1'26	Chg (%) / H1'25	Chg (%) / Q1'26	Jun-26	Chg (bps) / Jun-25	Chg (bps) / Mar-26	Jun-26	Chg (bps) / Jun-25	Chg (bps) / Mar-26	Jun-26	Chg (pp) / Jun-25	Chg (pp) / Mar-26
Retail	2,078	4,021	5.7	4.3	1.19	6	2	3.05	(6)	(13)	66	2	(1)
Openbank	1,029	2,084	2.7	(3.4)	2.09	0	2	5.61	64	9	70	(7)	(1)
CIB	238	444	447.3	13.8	0.29	22	6	1.02	25	17	37	(6)	0
Wealth	(2)	7	(66.3)	—	0.03	(16)	(6)	1.17	21	(2)	50	(21)	(7)
TOTAL GROUP	3,349	6,574	7.1	1.9	1.15	2	1	2.93	3	-7	64	(2)	(1)
Note: Payment Solutions' detail is not disclosed, as credit risk metrics are not relevant for this type of business.
All management metrics included in this section have been calculated excluding Poland.
1.Group LCR. See 'Structural and liquidity risk' in this section. Provisional data.
2.Changes in current euros, unless otherwise indicated.
3.EUR million. % change in constant euros.
4.Calculated as underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.
For more detailed information, please see the 'Alternative performance measures' section.

22	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management

•Cost of risk stood at 1.15%, 1 bp above March 2026 and 2 bps above June 2025. Excluding Argentina, cost of risk would have improved 1 bp quarter-on-quarter and 2 bps year-on-year.
•The NPL coverage ratio was broadly stable in Q2 2026 at 64%, with loan-loss allowances of EUR 24,207 million. The coverage ratio remained at comfortable levels considering that more than 65% of the Group’s portfolio is backed by quality collateral.
Regarding the IFRS 9 stages, the distribution of the portfolio was stable in Q2 2026 in percentage terms.

NPL coverage ratio by stage
EUR billion
	Exposure[1]			NPL coverage[2]
	Jun-26	Mar-26	Jun-25	Jun-26	Mar-26	Jun-25
Stage 1	1,090	1,024	965	0.3%	0.3%	0.3%
Stage 2	93	89	82	5.4%	5.7%	5.7%
Stage 3	38	36	33	41.7%	41.9%	42.1%
1. Exposure subject to impairment. Additionally, in June 2026 there were EUR 60 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 48 billion in March 2026 and EUR 46 billion in June 2025).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.
2. Total loan-loss reserves in each stage / exposure subject to impairment in each stage.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q2'26	QoQ	YoY
Balance at beginning of period	35,893	6.4	5.0
Net additions	4,121	(8.9)	37.2
Increase in scope of consolidation	502	—	—
Exchange rate differences and other	306	(58.5)	—
Write-offs	(3,262)	5.1	(7.7)
Balance at period-end	37,560	4.6	15.1

Loan-loss allowances	24,207	2.7	10.9
For impaired assets	15,659	4.1	12.7
For other assets	8,548	0.2	7.7
Our Retail, Openbank and CIB businesses account for around 97% of the Group's total credit portfolio as of 30 June 2026, while Payment Solutions and Wealth have limited balance sheet exposure. Therefore, the following explanations are focused on the most relevant businesses from a credit risk management point of view:

Retail & Commercial Banking	Credit risk exposure
55% of total Group
Retail's portfolio mainly comprises high quality mortgage loans, where around 90% of loans have a loan to value below 80%, and a corporate portfolio in which more than 50% has property collateral or other collateral.
The NPL ratio improved 13 bps in Q2 2026 to 3.05%, driven by an increase in total risk (+8%), underpinned by widespread growth and the integration of TSB. Credit impaired loans were up 3%, mainly due to the aforementioned integration and some single names in the corporate portfolio in Brazil.
The cost of risk rose 6 bps compared to June 2025, reaching 1.19%, with higher provisions, mainly in Argentina (reflecting sector-wide trends in the country), Mexico (partially due to higher lending activity and model updates) and the UK (partly due to portfolio normalization). This was partially offset by solid trends in Spain (driven by a good portfolio performance and our balance sheet optimization strategy) and Brazil (underpinned by prudent risk management and a shift in the portfolio mix). Compared to Q1 2026, cost of risk increased 2 bps, with higher provisions, mainly in Argentina, Mexico and the UK, partially offset by a good performance in Spain.
The NPL coverage ratio decreased 1 pp in Q2 2026, reaching 66%, a level we consider appropriate given the Retail portfolio includes the mortgage portfolios in Spain and the UK, which have high-quality collateral.

Openbank	Credit risk exposure
17% of total Group
Openbank comprises business originated by consumer finance companies, including our digital bank (formerly called Openbank), Open Digital Services (ODS) and our retail business in the US.
The NPL ratio stood at 5.61%, 9 bps above that of March 2026, as a 4% increase in credit impaired loans, primarily in the US and Brazil, was partially offset by total risk growth (+2%), supported by solid trends across most of our markets, particularly in Openbank Europe, the US and Brazil.
The cost of risk was stable compared to June 2025, standing at 2.09%, the result of a good performance in provisions in the US, driven by the implementation of capital optimization measures and resilient consumer behaviour, backed by persistently high used car prices. This positive dynamic was partly offset by increases in other units, mainly in Openbank Europe, which was impacted in part by the macro environment and a credit quality deterioration in corporates. Compared to Q1 2026, cost of risk was up 2 bps, due to higher provisions, especially in Brazil and Openbank Europe, partially offset by a good performance in the US.
The NPL coverage ratio decreased 1 pp in Q2 2026, standing at 70%, a level we are comfortable with considering more than 80% of the portfolio consists of auto loans.

January - June 2026	23

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•Risk management

Corporate & Investment Banking	Credit risk exposure
25% of total Group
CIB comprises Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines and offers products and services on a global scale to corporate and institutional clients, and collaborates with other global businesses to better serve our broad customer base.
The NPL ratio rose 17 bps in Q2 2026 to 1.02%, due to higher credit impaired loans, primarily driven by some single names, which were partially offset by total risk growth (+10%).
The cost of risk was up 22 bps compared to June 2025 to 0.29%, with higher provisions due to some single names and growing from a low base, as virtually no provisions were recorded in Q4 2024 and Q1 2025. Compared to March 2026, the ratio rose 6 bps, driven by higher provisions as a result of portfolio growth and some single names, particularly in Europe, the US and Brazil.
The NPL coverage ratio stood at 37%, with no material changes compared to March 2026.
Market risk
In Q2 2026, market risk was mainly shaped by market volatility stemming from the conflict in the Middle East. Volatility moderated as peace talks between the US and Iran began, though uncertainty remained regarding the possibility of inflation remaining persistently high.
Trading activity in CIB is focused on meeting our clients' needs. Its risk is measured in terms of daily VaR at 99% and originates mainly from possible movements in interest rates.
In Q2 2026, average VaR was EUR 18 million, slightly lower than in Q1 2026, amid somewhat lower market volatility, despite the persistence of some geopolitical uncertainty.
VaR figures remained low compared to the size of the balance sheet and the Group's activity, and continued to be primarily driven by interest rate risk.

Trading portfolios[1]. VaR by region
EUR million
	2026		2025
Q2	Average	Last	Average

Total	18.0	14.1	18.2
Europe	13.7	10.7	15.7
North America	6.0	5.8	5.8
South America	7.2	8.0	8.5
1. Activity in Santander Corporate & Investment Banking markets.

Trading portfolios[1]. VaR by market factor
EUR million
Q2 2026	Min.	Avg.	Max.	Last
VaR total	12.6	18.0	28.5	14.1
Diversification effect	(12.7)	(18.2)	(25.1)	(17.7)
Interest rate VaR	12.1	15.7	21.0	13.5
Equity VaR	4.6	7.0	11.4	6.6
FX VaR	4.0	5.8	8.7	4.7
Credit spreads VaR	3.4	5.9	9.7	4.2
Commodities VaR	1.2	1.8	2.8	2.8
1.Activity in Santander Corporate & Investment Banking markets.
Note: in the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Trading portfolios[1]. VaR performance
EUR million
1. Activity in Santander Corporate & Investment Banking markets.

24	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management
Structural and liquidity risk
Structural exchange rate risk
Grupo Santander's structural exchange rate risk mainly arises from foreign currency transactions related to permanent financial investments, their results and associated hedges.
During Q2 2026, the performance of the main currencies in which the Group operates generally appreciated against the euro, notably the Mexican peso, amid expectations that the central bank may have reached the end of its easing cycle with the 25 basis point cut in May to 6.50%.
Our dynamic management of this risk aims to limit the impact on the CET1 capital ratio from exchange rate movements. In Q2 2026, the coverage of the main currencies impacting this ratio remained close to 100%.
Regarding financial results, the exchange rate hedging strategy is tactical and dynamic, depending on our expectations of the evolution of the different currencies in the various countries where the Group operates.
Structural interest rate risk
Interest rate risk management aims to mitigate potential negative impacts on Santander, both in terms of net interest income and economic value of its equity, due to adverse fluctuations in interest rate curves in the various currencies in which the Group operates.
The Group measures interest rate risk through statistical models based on structural risk mitigation strategies using interest rate instruments, such as fixed-income bond portfolios and derivative instruments, to keep the risk profile within the risk appetite.
Our structural interest rate risk remained at comfortable levels during the period. Our structural debt portfolios performed well, in a context in which, although uncertainty around the evolution of the conflict in the Middle East persisted, pressure on interest rates was lower amid expectations of a resolution to the conflict between the US and Iran.
At an aggregate level, Santander maintains positive net interest income sensitivity to interest rate hikes and negative sensitivity in the same scenario for the economic value of its equity.
Liquidity risk
Liquidity risk is the risk of not having the necessary liquid financial resources available to meet our obligations as they come due. Losses can be caused by forced asset sales or margin impacts due to the mismatch between expected cash inflows and outflows.
Our strong liquidity position is based on a decentralized model, where each subsidiary is managed autonomously.
In Q2 2026, the Group maintained a comfortable position, with ratios well above regulatory limits, supported by a robust and diversified liquidity buffer.
The Group liquidity coverage ratio (Group LCR1) ended June 2026 at 155%, +4 pp compared to March 2026.
Operational risk
The operational risk profile remained stable in Q2 2026. However, the Group closely monitors the evolution of operational risks, focusing on operational resilience (technology, cyberrisk, suppliers and business continuity) and risks linked to transformation plans (including the use of new technologies), external fraud, the most significant legal processes and the impact of geopolitical risks on the current environment.
In Q2 2026, operational risk losses2 decreased double digits quarter-on-quarter, reflecting the impact of the provision for potential complaints related to motor finance dealer commissions in the UK recorded in Q1 2026. Legal proceedings continued to be the main driver of these losses, which were concentrated in the Retail business.

1.The Consolidated LCR ratio as at end June 2026 was 146%, comfortably exceeding internal and regulatory requirements. All LCR figures are provisional. For more information on the calculation of both the Group LCR and the Consolidated LCR, see the 'Liquidity and funding management' section of the 'Economic and financial review' chapter in the Annual report 2025 published on 24 February 2026.
2.Operational risk losses are provisional.

January - June 2026	25

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Santander share
The Santander share
Dividends and shareholder remuneration
In accordance with the 2025 shareholder remuneration policy, the bank paid a final cash dividend charged against 2025 results of EUR 12.50 cents per share in May 2026.
Additionally, the bank announced a second share buyback programme worth up to a maximum of EUR 5,030 million, started on 4 February 2026 and is currently underway. Of which:
•EUR 1,830 million corresponds to approximately 25% of the Group’s net reported profit in H2 2025, in line with the ordinary shareholder remuneration policy charged against 2025 results.
•The remaining EUR 3,200 million corresponds to an extraordinary buyback, equivalent to approximately 50% of the CET1 capital generated following completion of the sale of 49% of Santander Bank Polska to Erste Group in January 2026.
As at the date of publication of this report, approximately 80% of the aforementioned buyback programme had been executed.
As a result, total shareholder remuneration charged against 2025 results amounts to approximately EUR 7,030 million, comprising the interim dividend of EUR 11.50 cents per share paid in November 2025, the final cash dividend of EUR 12.50 cents per share paid in May 2026, the first share buyback programme of EUR 1,700 million (completed in December 2025) and EUR 1,830 million under the second share buyback programme (underway) corresponding to ordinary remuneration from 2025 results.
This is equivalent to approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split approximately 50% in cash dividends and 50% in share buybacks.
As announced on 25 February 2026, the board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks.
The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.
Share price performance
Santander's shares are listed on five markets: on four exchanges in Spain (Madrid, Barcelona, Bilbao and Valencia), in the US (as ADRs), in the UK (as a CDI), in Mexico (Sistema Internacional de Cotizaciones) and in Poland.
In Q2 2026, we operated in an environment characterized by some volatility, driven by geopolitical tensions in the Middle East. However, at the end of the quarter, economic growth indicators were solid across our footprint and unemployment rates remained relatively low in general.
Despite this environment, equities performed well, with widespread increases. As of 30 June 2026, Santander’s share price had increased 20.0% in the year to date, outperforming both the sector as a whole and the broader European market.
In the banking sector, the Euro Stoxx Banks, the eurozone's main index, rose 11.6% year to date, while the DJ Stoxx Banks was up 12.5% and the MSCI World Banks +10.4%. The other main indices also closed higher (Ibex 35 +12.5% and DJ Stoxx 50 +10.1%).

Share price

START 31/12/2025	END 30/06/2026
€10.070	€12.084

MAXIMUM 30/06/2026	MINIMUM 23/03/2026
€12.084	€8.938

Comparative share performance

26	January - June 2026

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•Santander share
Market capitalization and trading
As at 30 June 2026, Santander’s market capitalization of EUR 177,506 million was the largest in the eurozone and the 14th largest in the world among financial institutions.
The share’s weighting in the Stoxx Europe 600 Banks index was 9.0% and 14.6% in the Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 was 17.8% as at 30 June 2026.
A total of 3,663 million shares were traded in the quarter for an effective value of EUR 38,117 million and an annualized liquidity ratio of 50%.
The average daily trading volume was 29.3 million shares with an effective value of EUR 305 million.
Shareholder base
The total number of Santander shareholders as at 30 June 2026 was 3,508,619, of which 2,846,326 were European (71.25% of the capital stock) and 649,332 from the Americas (27.33% of the capital stock).
Excluding the board, which holds 1.34% of the bank’s capital stock, retail shareholders accounted for 32.27% and institutional shareholders accounted for 66.39%.

Share capital distribution by geographic area
30 June 2026
The Americas	Europe	Other
27.33%	71.25%	1.42%

Source: data obtained from the shareholder registers of Banco Santander.

#1	Bank in the eurozone by market capitalization
EUR	177,506	million

The Santander share
30 June 2026

Shares and trading data
Shares (number)	14,689,319,502
Average daily turnover (number of shares)	29,306,828
Share liquidity (%)	50
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value per share (X)	1.91
Free float (%)	97.49
.

Share capital distribution by type of shareholder
30 June 2026

Institutions
66.39%

Board *
1.34%

Retail
32.27%

* Shares owned or represented by directors.

January - June 2026	27

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Financial information by segment
Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The Group's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Main changes to the composition of Santander's segments in 2026
On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026. These changes did not affect the Group’s reported profit attributable to the parent, nor the targets we communicated to the market during the Q4 2025 results presentation. For further information about these changes, see ‘Significant events in the period’ section of the Q1 2026 Financial report.
In addition to these changes, a number of modifications to the reporting structure were also communicated that only affect the Group’s primary and secondary segments, as follows:
Reporting of the Cards business within Retail & Commercial Banking (Retail)
Given that our payments platform strategy is now largely established, we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business.
In this context, from 1 January 2026, the income statement and balance sheet items relating to the Cards business have been reclassified to Retail (previously recorded in Payments), to better align reporting with the management structure in these businesses in 2026.
The Group’s card processing platform remains in Payment Solutions and charges market-based fees to the global businesses for card processing, valued at market prices.
RoTE Spain
The Santander Spain secondary segment does not have its own accounting tangible equity since it is booked under Banco Santander,
S.A. with other units such as the Corporate Centre. For this reason, a theoretical tangible equity is allocated to the segment.
In this context, the methodology for allocating such tangible equity to Spain has been updated to increase accuracy, taking into account: i) the amount required to reach a 13% CET1 ratio; and ii) the allocation of deductions and other capital adjustments (add-ons).
Other changes within the primary segments
In addition to the change in the Payments business previously described, two minor adjustments have been introduced to the primary segments: i) the Digital Consumer Bank (Consumer) business has been renamed Openbank; and ii) Wealth Management & Insurance has been reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and includes the investment platforms and holdings that complement the traditional Wealth business. These changes do not have any impact on the reported figures at the Group or primary segment levels.
Composition of Santander's segments
Taking into account all of the changes detailed above, from 2026 the primary and secondary segments are structured as follows:
Primary segments
This primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre.
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Openbank, previously known as Digital Consumer Bank (Consumer): comprises business originated by consumer finance companies, including our digital bank (formerly Openbank), Open Digital Services (ODS) and our retail business in the US. Detailed financial information is provided on Europe (Openbank Europe) and the US (Openbank US).
Corporate & Investment Banking (CIB): business which includes the Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. It offers products and services on a global scale to corporate and institutional clients and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and international private banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.

28	January - June 2026

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Payment Solutions (Payments): brings together the Group’s digital payment solutions and provides global technological solutions to Group entities and new customers in the open market. It comprises Getnet, Getnet Platforms and Ebury.
Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocation of capital and liquidity to the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
Secondary segments
This secondary level includes our main geographical units and the Corporate Centre, as described in the primary segments.
Detailed financial information is provided on Spain, the UK, Portugal, Openbank Europe (previously referred to as DCB Europe, which includes all consumer business, our digital bank in Europe and ODS), the US, Mexico, Brazil, Chile and Argentina.
Information is also provided for the 'Rest of the Group', the grouping which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025, the capital gain from the completion of the Poland disposal in Q1 2026 and M&A-related restructuring costs in Q2 2026 associated with the integration of TSB under a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit. Consequently, the global businesses, which are reported only on an underlying basis in accordance with IFRS 8, also exclude these non-recurring items. The underlying ratios, management metrics and business volumes do not include the activity affected by the Poland disposal.
Additionally, both the balance sheets and income statements of the Retail global business, Retail UK and the UK secondary segment include TSB from May 2026.
On the other hand, the results of our segments presented below include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our primary and secondary segments, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see methodology in the 'Alternative performance measures' section in this report.
Lastly, certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - June 2026	29

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January-June 2026
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	14,159	3,329	17,135	10,188	5,861	4,124
Openbank	5,610	714	6,535	3,817	1,405	827
Corporate & Investment Banking	2,543	1,353	4,779	2,831	2,379	1,742
Wealth Management & Insurance	655	898	2,093	1,360	1,356	1,083
Payment Solutions	82	563	771	114	92	78
Corporate Centre	(338)	(6)	(466)	(673)	(746)	(525)
TOTAL GROUP	22,711	6,851	30,847	17,636	10,347	7,328

Secondary segments
Spain	3,860	1,588	6,380	4,238	3,529	2,534
UK	2,687	209	2,713	1,268	987	725
Portugal	672	266	937	672	631	471
Openbank Europe	2,415	385	2,989	1,619	616	253
US	2,909	755	4,004	2,171	1,274	989
Mexico	2,502	804	3,412	2,024	1,280	897
Brazil	5,067	1,615	6,595	3,926	1,457	1,093
Chile	1,093	306	1,538	1,081	781	469
Argentina	1,162	452	1,355	837	221	194
Corporate Centre	(338)	(6)	(466)	(673)	(746)	(525)
Rest of the Group	682	476	1,391	474	316	229
TOTAL GROUP	22,711	6,851	30,847	17,636	10,347	7,328

Underlying profit attributable to the parent distribution[1]
H1 2026

1. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. H1 2026
EUR million. % change YoY

Retail

Openbank

CIB

Wealth

Payments

Var	Var[2]
+13%	+12%

-21%	-19%

+18%	+17%

+19%	+19%

+400%	+297%

2. Changes in constant euros.

30	January - June 2026

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January-June 2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	13,357	3,057	16,202	9,167	5,283	3,653
Openbank	5,504	681	6,425	3,565	1,456	1,042
Corporate & Investment Banking	1,857	1,268	4,119	2,279	2,188	1,472
Wealth Management & Insurance	671	813	1,930	1,229	1,196	906
Payment Solutions	80	510	641	41	22	16
Corporate Centre	(232)	(16)	(353)	(567)	(807)	(713)
TOTAL GROUP	21,237	6,311	28,966	15,715	9,338	6,377

Secondary segments
Spain	3,585	1,503	6,118	3,916	3,232	2,258
UK	2,543	166	2,492	974	762	560
Portugal	684	255	989	722	730	525
Openbank Europe	2,266	372	2,827	1,356	727	396
US	2,949	678	3,927	1,959	904	839
Mexico	2,238	689	3,010	1,700	1,093	794
Brazil	4,740	1,549	6,309	3,841	1,551	996
Chile	1,002	297	1,410	921	623	369
Argentina	939	390	1,145	624	393	262
Corporate Centre	(232)	(16)	(353)	(567)	(807)	(713)
Rest of the Group	523	428	1,092	269	129	91
TOTAL GROUP	21,237	6,311	28,966	15,715	9,338	6,377

January - June 2026	31

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Retail	Underlying attributable profit	EUR 4,124 mn

→ We continued to drive our ONE Transformation programme to support our vision of becoming a digital bank with branches, through the implementation of a common operating model and the rollout of our global technology platform.
→ Loans increased 9% in constant euros year-on-year (+2% ex. TSB), mainly driven by mortgages. In constant euros, deposits rose 13% (+6% ex. TSB), with positive dynamics in most countries, and mutual funds grew 18%.
→ Underlying attributable profit reached EUR 4,124 million, up 13% year-on-year in euros and +12% in constant euros (+10% ex. TSB), driven by total income (both in net interest income as well as net fee income) and a strong cost reduction, resulting from the implementation of our common operating model.

Strategy
In Q2 2026, we continued our business transformation, in line with our vision of being a digital bank with branches, which combine leading technology with close, expert advice for our customers. To achieve this, we continue to successfully execute on our strategic priorities:
•Transformation of our operating model based on three pillars:
•End-to-end digitalization. We continued to drive product digitalization and optimize customer journeys, improving the share of products and services that are available digitally by 7 pp year-on-year to 73%, resulting in a 21% increase year-on-year in digital sales. The launch of the global app has enabled us to deliver a more consistent and higher-quality experience across digital channels. In addition, we continued to roll out our new branch model and Work Cafés, with new openings in Brazil, the UK and Portugal in the quarter.
•Automation and simplification. We continued to simplify and automate processes at scale while promoting leaner and more agile structures. This enabled us to reduce the number of non-commercial FTEs per million customers by 19% year-on-year, freeing up capacity for commercial activities and higher value-added customer service, thereby improving customer experience and lowering the cost per active customer 6% year-on-year.
•Global Technology Platform. We remain focused on the rollout of common technology platforms. Gravity, our back-end technology, has been fully implemented in Spain, Mexico and Chile, enabling us to reduce transaction costs and improve response times, and is also technically ready for deployment in Brazil in 2026. The new global app is now available in Spain, Mexico, Brazil and Chile, and our assisted channel solution is operational in more than half of the Group's branches and across contact centres in Mexico, enhancing productivity and sales. Our new customer interaction platform, which was already available in Brazil, the UK, Argentina, Chile and Mexico, is now technically ready for rollout in Spain. This platform enables effective hyper-personalization across all channels and segments, increasing the sales conversion ratio.
•Transformation of the business model by remaining focused on value creation and positioning the customer at the centre of our management through:
•Customer relationships. We are providing a simpler value proposition tailored to our key customer segments. In Spain, for example, we are significantly enhancing SME profitability through improvements to Santander Growth, which leverages advanced analytics to identify high-growth companies and provide them with tailored solutions supported by specialized teams. We are rolling out the model across Brazil, Mexico, the UK, Chile and Portugal. In Spain, we also launched a new Teens App, designed for teenagers taking their first financial steps, with access to exclusive offers. In Mexico, we strengthened our commercial offering for individuals, entrepreneurs and SMEs with a comprehensive package that combines lending, digital banking and international transfers with better conditions.
•Customer experience. We continue to integrate the best digital products with a new branch model redefined as community hubs, and we are using advanced hyper-personalization tools enabling us to improve our customer experience.
•Structural efficiency and profitability improvement. The transformation of our operating and business model continues to drive structural efficiency improvements and commercial capacity, which, together with prudent risk management and strict capital allocation, supports our profitable growth. We completed the acquisition of TSB in the UK in Q2 2026 and we expect to complete the Webster acquisition in the US this year. In the coming months, we will continue to work to ensure the successful integration of both entities into the Group.

Retail. Customers. June 2026
Thousands and year-on-year change

	Total Retail
Total customers	154,511	15,235	26,927	22,232	75,577
	+7%	0%	+20%	+3%	+6%

Active customers	79,633	9,250	15,906	11,583	33,771
	+6%	+4%	+18%	+5%	+2%

32	January - June 2026

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Business performance
Gross loans and advances to customers, excluding reverse repos, increased 11% year-on-year. In constant euros, they grew 9%. This comparison was favoured by the TSB acquisition, whose loan book mostly comprises mortgages. Excluding TSB, loans increased 2% in constant euros, mainly driven by growth in mortgages to individuals, with the following breakdown by segment:
•In individuals, the mortgage portfolio grew in all countries, but particularly in the UK, Portugal, Brazil and Spain. Personal loans also increased across our footprint, except in Brazil, which reflects our capital optimization strategy and macro environment in the country. Card volumes increased in general, especially in Select customers in Brazil.
•SME loans were affected by lower volumes in Spain and the UK, with positive dynamics across the rest of our footprint. Commercial loans increased mainly driven by Brazil and the UK, which more than offset decreases in the US and Mexico.
The year-on-year performance of customer funds also was favoured by the incorporation of TSB's deposits (TSB does not have mutual funds), with 15% year-on-year growth in customer deposits, excluding repos and +13% in constant euros. Excluding TSB and in constant euros:
•Customer deposits, excluding repos grew 6%, largely due to a good performance in Spain and the UK. There was a 12% increase in time deposits with positive performances across the board except in the US and Argentina, while demand deposits rose 4%, increasing in most countries.
•Mutual funds grew 18% year-on-year, rising across most of our footprint. Overall, customer funds grew 8%.

Retail. Business performance. June 2026
EUR billion and YoY % change in constant euros

655	+9%	Ex. TSB: +2%	810	+14%	Ex. TSB: +8%

Others

Ex. TSB: +4%

Ex. TSB: +7%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Underlying attributable profit in H1 2026 was EUR 4,124 million, 13% higher year-on-year. This comparison was slightly favoured by the TSB acquisition, with around 1-2 pp contributions across P&L lines. In constant euros profit increased 12%, as follows:
•Total income increased 4% driven mainly by positive performances in net interest income and net fee income.
Net interest income increased 4% year-on-year, with positive performances in most countries, driven by higher volumes and our active balance sheet management, and slightly favoured by the TSB acquisition.
Our more targeted products and high value-added services offering, especially to Select segments, contributed to 6% net fee income growth year-on-year, particularly in transactional, FX, insurance and mutual fund fees. By country, there were notable increases in Mexico, Argentina, the UK and Spain.

Retail. Total income. H1 2026
EUR million and YoY % change in constant euros

Others

Var	Ex. TSB
+6%
+14%	+4%
+4%
-2%
+2%

Retail	EUR 17,135 mn	+4%	+2%
•Total costs decreased 3% year-on-year, -8% in real terms, reflecting our transformation efforts through organizational simplification, process automation and the rollout of our global platform and a lower impact from asset impairment and operational risk charges. The efficiency ratio improved to 40.5%.
•Net loan-loss provisions grew 6% year-on-year, mainly in Argentina, reflecting sector-wide trends in the country. Excluding Argentina, provisions declined 4%, with positive performances in Spain and Brazil. Cost of risk was 1.19% (+6 bps year-on-year) and the NPL ratio improved to 3.05%, the latter favoured by the TSB acquisition.
Overall, RoTE in H1 2026 was 17.1%.
Compared to Q1 2026, the P&L was favoured by TSB. Excluding it, profit increased 2% in constant euros, driven by net interest income and net fee income, which more than offset greater provisions related to balance sheet optimization initiatives in Spain and the UK, and higher restructuring charges related to transformation.

Retail. Underlying income statement
EUR million and % change

		/	Q1'26			/	H1'25
	Q2'26%		excl. FX		H1'26%		excl. FX

				Ex. TSB				Ex. TSB

Total income	8,851	+7	+5	+3	17,135	+6	+4	+2
Total costs	-3,594	+7	+5	+2	-6,948	-1	-3	-5
Net operating income	5,258	+7	+5	+3	10,188	+11	+9	+8
LLPs	-2,078	+7	+4	+4	-4,021	+9	+6	+5
PBT	2,976	+3	+2	0	5,861	+11	+10	+8
Underlying attrib. profit	2,115	+5	+5	+2	4,124	+13	+12	+10

Detailed financial information in Appendix.

January - June 2026	33

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Retail Spain	Profit before tax
EUR 2,229 mn
Commercial activity and business performance
Commercial activity remained strong in the quarter as we continued to gain market share in payrolls, pensions, cards and active Bizum users.
Gross loans and advances to customers, excluding reverse repos, increased 1% year-on-year as the higher mortgages and personal loans in Select, more than offset a decrease in SMEs as a result of our active risk management, balance sheet optimization initiatives and ICO loan maturities.
Customer deposits, excluding repos, grew 6% year-on-year, mainly due to demand deposits driven by our value proposition for Select customers which supports deposit growth and improves our funding mix. Mutual funds improved 17%. As a result, customer funds rose 8%.
Results
Profit before tax in H1 2026 reached EUR 2,229 million, 33% higher than in H1 2025. By line:
•Total income was 6% higher, with increases in net interest income, driven by balance sheet management and lower cost of deposits, net fee income, driven by strong momentum in FX and insurance fees, and gains on financial transactions (valuation of stakes).
•Total costs decreased 8%, benefitting from transformation initiatives and a lower impact from operational risk and asset impairment charges. The efficiency ratio improved 4.9 pp to 31.3%.
•Net loan-loss provisions declined 45%, driven by balance sheet optimization initiatives and credit quality improvement.
In the quarter, net operating income increased 4% driven by strong revenue, with a positive net interest income performance (active balance sheet management and volumes growth), and better costs. However, the good net operating income performance was not reflected in profit before tax due to higher provisions, after balance sheet optimization initiatives in Q1, and higher transformation-related charges.

Retail Spain. Underlying income statement
EUR million and % change

	Q2'26	/ Q1'26	H1'26	/ H1'25

Total income	1,949	+2	3,857	+6
Total costs	-598	-2	-1,207	-8
Net operating income	1,351	+4	2,650	+14
LLPs	-187	+59	-304	-45
PBT	1,068	-8	2,229	+33
Detailed financial information in Appendix.

Retail UK	Profit before tax
EUR 938 mn
Commercial activity and business performance
In Q2 2026, we completed the TSB acquisition, becoming the third largest bank in the country in terms of individual current account volumes and the fourth largest by mortgage volumes.
Gross loans and advances to customers, excluding reverse repos, increased 22% year-on-year. In constant euros, they also increased 22%. This comparison was favoured by the incorporation of TSB in May 2026. Excluding TSB, loans increased 4% in constant euros driven by positive trends in mortgage originations since H2 2025, as well as a pickup in new business volumes in corporates.
Customer deposits, excluding repos, increased 26% year-on-year. In constant euros, they also grew 26%, similarly favoured by the incorporation of TSB's deposits. Excluding TSB, deposits increased 6% in constant euros, driven by growth in time deposits from individuals and demand deposits from corporates. Mutual funds rose 31% in constant euros. As a result, customer funds excluding TSB improved 7% in constant euros.
Results
Profit before tax in H1 2026 reached EUR 938 million, 36% higher than in H1 2025. In constant euros, it increased 40%. Excluding TSB, profit before tax was 28% higher in constant euros, by line:
•Total income rose 4%, driven by higher transactional fees, net interest income, supported by volumes growth, and gains on financial transactions, following weaker hedging results in H1 2025.
•Total costs fell 10%, boosted by process automation, our simplification efforts and lower asset impairment charges. As a result, net operating income grew 28%, with a significant improvement in the efficiency ratio.
•Net loan-loss provisions increased as a result of model updates and balance sheet optimization initiatives, but remained at very low levels.
Compared to Q1 2026, excluding TSB, profit before tax increased 6% in constant euros, driven by higher net fee income, gains on financial transactions and lower costs from transformation savings, which amply offset an increase in provisions as a result of balance sheet optimization initiatives.

Retail UK. Underlying income statement
EUR million and % change
		/	Q1'26			/	H1'25
	Q2'26%		excl. FX		H1'26%		excl. FX

				Ex. TSB				Ex. TSB

Total income	1,452	+23	+22	+3	2,635	+11	+14	+4
Total costs	-763	+17	+17	-3	-1,416	-4	-1	-10
Net operating income	689	+30	+30	+12	1,219	+35	+39	+28
LLPs	-115	+52	+52	+32	-191	+69	+74	+60
PBT	522	+25	+25	+6	938	+36	+40	+28

Detailed financial information in Appendix.

34	January - June 2026

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Retail Mexico	Profit before tax
EUR 832 mn
Commercial activity and business performance
In the quarter, we continued to make great strides in the transformation of our operating model, driving digital adoption (76% of our active customers now use digital channels) and strengthening our commercial offering for individuals, entrepreneurs and SMEs.
Gross loans and advances to customers, excluding reverse repos, increased 13% year-on-year. In constant euros, they grew 1% driven by higher mortgages and personal loans which more than offset a decline in the corporate portfolio in line with our strategy.
Customer deposits, excluding repos, rose 17% year-on-year. In constant euros, they grew 5% driven by both demand and time deposits. We are targeting mutual fund growth, resulting in an 11% increase in constant euros. As a result, customer funds rose 7% in constant euros.
Results
Profit before tax in H1 2026 reached EUR 832 million, 11% higher than in H1 2025. In constant euros, it increased 4%, as follows:
•Total income rose 4%, driven mainly by net fee income, particularly in transactional and insurance fees, reflecting the improvement in our value proposition and greater customer transactionality, and higher gains on financial transactions from FX. Net interest income increased slightly, supported by a lower cost of deposits in a lower interest rate environment.
•Total costs decreased 3%, driven by savings from our simplification and automation initiatives, helping to sustain the business’s recurring profitability. As a result, net operating income grew 9% and the efficiency ratio improved 2.8 pp to 40.1%.
•Net loan-loss provisions increased 14%, in part due to higher lending activity and model updates.
Compared to Q1 2026, profit before tax grew 3% in constant euros, driven by positive performances in net interest income, due to our active balance sheet management, and net fee income (insurance and transactional fees), with slightly lower provisions following model updates in Q1.

Retail Mexico. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,299	+4	+2	2,552	+11	+4
Total costs	-523	+5	+3	-1,022	+4	-3
Net operating income	775	+3	+1	1,529	+17	+9
LLPs	-341	+1	0	-679	+22	+14
PBT	426	+5	+3	832	+11	+4
Detailed financial information in Appendix.

Retail Brazil	Profit before tax
EUR 634 mn
Commercial activity and business performance
In Q2 2026, our business strategy remained focused on expanding the affluent and corporate segments by offering a personalized and global experience and providing an integrated multi-channel experience and a simplified product offering to the mass market to reinforce engagement and customer satisfaction.
Gross loans and advances to customers, excluding reverse repos, increased 12% year-on-year. In constant euros, they rose 3%, driven by strong momentum in all products except personal loans in the mass segment, in line with our strategy focused on profitable growth and prudent risk management.
Customer deposits, excluding repos, increased 21% year-on-year. In constant euros, they grew 12%, mainly on the back of growth in time deposits in Select, reflecting the increased engagement and primacy achieved in the affluent segments. Mutual funds grew 25% year-on-year in constant euros. As a result, customer funds rose 15% in constant euros.
Results
Profit before tax in H1 2026 was EUR 634 million, 6% lower than in H1 2025. In constant euros, it decreased 10%, by line:
•Total income declined 2%, impacted by lower net fee income, especially in insurance from high levels in H1 2025, and a decline in gains on financial transactions due to lower capital market-related activity in corporates. Net interest income was flat, as higher volumes in the affluent segment offset a lower result in mass market segment, in line with our strategy.
•Total costs increased 1%, but were down 3% in real terms, reflecting our efforts in simplification, automation and digitalization.
•Net loan-loss provisions decreased 4%, reflecting our prudent risk management and the shift in the portfolio mix.
Compared to Q1 2026, profit before tax decreased in constant euros, as growth in net interest income, driven by our active balance sheet management, and insurance fees did not offset lower gains on financial transactions, higher costs and an increase in provisions impacted by the macro environment and single names in corporates.

Retail Brazil. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	2,423	+5	0	4,737	+3	-2
Total costs	-1,081	+8	+3	-2,085	+6	+1
Net operating income	1,343	+3	-2	2,652	0	-4
LLPs	-1,032	+8	+3	-1,988	+1	-4
PBT	285	-18	-23	634	-6	-10
Detailed financial information in Appendix.

January - June 2026	35

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Openbank	Underlying attributable profit	EUR 827 mn

→ Our priority is to become a leading digital bank that combines advanced technology with a personal and human touch, placing customers at the centre of everything we do and maximizing profitability and long-term shareholder value.
→ Loans rose 3% year-on-year in constant euros, +6% in auto, with solid trends across our footprint. Deposits increased 3% in constant euros, driven by strong growth in the Americas, supported by our digital bank, in line with our strategy to optimize funding costs and reduce net interest income volatility across the cycle.
→ Underlying attributable profit was EUR 827 million in H1 2026, heavily impacted by additional provisions for potential complaints related to motor finance dealer commissions in the UK recorded in the period. Excluding it, profit before tax rose 15% year-on-year in constant euros, reaching EUR 1,651 million, underpinned by improvements in net interest income, net fee income and total costs.

Strategy
Openbank brings together Santander's mobility finance and consumer banking operations under a single global business, supported by our global digital banking platform, which is live in the US, Spain, Mexico and Germany. The business has a strong foundation for growth, operating in 26 countries in Europe and the Americas and serving 28 million customers.

Our vision is to evolve our business from a primarily monoline lending model to a leading, digital banking model that combines advanced technology with a personal, human touch, placing customers at the heart of our management.

To navigate an increasingly competitive environment and meet evolving customer needs while delivering on our vision, we are transforming Openbank into a more global, integrated, scalable and efficient business, focusing on advancing our strategic priorities:

•Consolidate our leadership in mobility finance. We are optimizing the business to maximize profitability and capital efficiency, while continuing to deepen and expand strategic relationships with global OEMs and key industry players. At the same time, we are expanding beyond traditional auto lending into segments such as operational leasing to better serve our customers and partners while supporting growth.
In Europe, we continued to develop our leasing platform this quarter, with new features to enhance customer experience and drive efficiency, including a vehicle replacement service, greater SME digital functionalities and the expansion of our cross-border vehicle remarketing capabilities into the Netherlands and Belgium.
In the US, we further strengthened our capabilities across the full credit spectrum, while maintaining a disciplined approach to portfolio management. In the quarter, we implemented a new pricing model and adjusted our longer-term financing offering in line with broader market practices. In Latin America, we maintained our leadership in new and used vehicle financing across our footprint, backed by strong commercial momentum.
•Grow our digital banking business. We are building scale in our core markets, strengthening our value proposition to become our customers’ primary bank, driving engagement and loyalty while laying the foundations to expand into new markets.
In the US, our digital bank maintained its solid performance in new customers and deposits captured, supported by our partnership with Verizon. We also refined the customer experience through improvements in usability, transparency, speed and reliability.
In Mexico, we delivered a strong performance, surpassing 1.2 million customers, while further reinforcing our offering through initiatives such as Plan Personal de Pagos, which enables customers to split purchases into instalments. We also launched a new pricing functionality for credit cards, which enables us to tailor our offering to customers' profiles.
In Europe, we maintained strong customer growth across our markets, while broadening our proposition through several initiatives. In Spain, we launched a new onboarding experience and in Germany, launched an improved 'Best Giro' current account with new features and a new 'Best Card' which strengthens our payments and travel offering.
In parallel, we continue to develop Openbank Pay, our checkout lending and embedded finance engine, incorporating new partners and countries to drive customer growth with low acquisition costs. In the quarter, we upgraded customer journeys on Amazon Spain, driving higher conversion rates and helping us reach more than 2.6 million customers.
•Leverage AI and automation capabilities to accelerate our transformation and growth. In the quarter, we further embedded new technologies across our processes to improve productivity and personalization and reduce cost to serve across our footprint. For instance, in the US, we leveraged increased automation to enhance the decision-making process across our dealer network.
•As part of our focus on profitable growth, we continued to optimize deposit gathering and manage interest rate sensitivity through hedging and repricing actions. We maintained a disciplined approach to balance sheet management, focusing on risk and capital while supporting sustainable growth.
Finally, we completed the merger of Santander Consumer Finance, S.A. and Open Bank, S.A. in Europe, creating a single legal entity under the Openbank brand and supporting the transformation and simplification of our business.

Openbank. Total customers
Millions

+7%

36	January - June 2026

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Business performance
New lending was 8% higher year-on-year in constant euros, on the back of good performances in Europe, the US and Brazil. We continued to focus on balancing profitability and prudent risk management in an environment marked by some volatility and geopolitical uncertainty.
Gross loans and advances to customers, excluding reverse repos, grew 4% year-on-year. In constant euros, they rose 3%, supported by auto (+6%), with a good performance particularly in Europe, despite a weak start to the year for the market. There were double-digit increases across most of our countries in Latin America.
Our EUR 12.3 billion leasing portfolio contracted 18% year-on-year in constant euros, as solid growth in Europe was more than offset by a weaker performance in the US, following the discontinuation of our partnership with Stellantis and lower demand for electric vehicles following the end of fiscal incentives.
Our access to wholesale funding markets remained strong and diversified. Customer deposits, excluding repos, increased 4% year-on-year. In constant euros, they rose 3%, reflecting our focus on deposit gathering, supported by our digital bank. Including mutual funds, customer funds were up 4% in constant euros.

Openbank. Business. June 2026
EUR billion and YoY % change in constant euros
220	+3%	145	+4%

Openbank Europe
Openbank US

Openbank Europe
Openbank US

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Openbank. Leasing portfolio. June 2026
EUR billion and YoY % change in constant euros
Total leasing	12	-18%
Results
In H1 2026, underlying attributable profit stood at EUR 827 million, 21% lower year-on-year, due to the aforementioned additional provisions in the UK and a normalized tax rate. In constant euros, profit decreased 19%, as follows:
•Total income grew 4%, supported by solid net interest income and net fee income trends, which more than offset softer dynamics in other income.
Net interest income increased 4%, mainly driven by disciplined margin management and higher volumes. Good performance across most of our footprint, with notable contributions from Europe and South America.
Net fee income rose 6%, underpinned by broad-based growth, but particularly in Brazil, benefitting from portfolio expansion and higher insurance activity, and in Europe, driven by a pickup in new business trends.
Other income decreased, mainly due to leasing, as growth in Europe, supported by improvements in the portfolio mix and new business trends, did not fully offset a weaker performance in the US, impacted by lower residual values and volumes.

Openbank. Total income. H1 2026
EUR million and YoY % change in constant euros

Openbank Europe
Openbank US
Other

Var
+6%
-2%
+14%
•Total costs fell 3%, backed by our efficiency and transformation efforts, primarily in Europe and the US, as well as lower operational risk (including those linked to the CHF portfolio) and asset impairment charges. As a result, net operating income grew 9% and efficiency improved 2.9 pp to 41.6%.
•Net loan-loss provisions rose 3%, in line with credit growth, with a good performance in the US that partially offset increases in Europe, Brazil and Argentina. Credit quality remained under control, with the NPL ratio at 5.61% and cost of risk stable at 2.09%.
•Other gains (losses) and provisions posted a higher loss, due to additional provisions for potential complaints related to motor finance dealer commissions in the UK recorded this year and higher charges related to our transformation in Europe.
•Excluding said charges in the UK, profit before tax increased 15% year-on-year.
•The effective tax rate normalized following the end of fiscal benefits for electric vehicles in the US in 2025.
RoTE stood at 7.7% in H1 2026, 9.7% excluding the additional provisions in the UK.
Compared to Q1 2026, underlying attributable profit was favoured by lower provisions in the UK. Excluding these charges, profit was up 28% in constant euros, supported by an improvement in leasing in the US and Europe, broad-based cost savings, lower LLPs in the US and a decline in transformation charges.

Openbank. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	3,276	0	0	6,535	+2	+4
Total costs	-1,324	-5	-6	-2,718	-5	-3
Net operating income	1,952	+5	+4	3,817	+7	+9
LLPs	-1,029	-2	-3	-2,084	0	+3
PBT	866	+60	+59	1,405	-3	-2
Underlying attrib. profit	537	+85	+82	827	-21	-19
Detailed financial information in Appendix.

January - June 2026	37

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OBE	Openbank Europe	Profit before tax
EUR 616 mn
Commercial activity and business performance
In a market that saw a softer start to the year in new car registrations, we grew new business volumes 8% year-on-year in constant euros, while maintaining our focus on profitability.
The stock of gross loans and advances to customers, excluding reverse repos, increased 2% year-on-year. In constant euros, it also rose 2%, underpinned by higher auto balances.
Customer deposits, excluding repos, contracted 1% year-on-year. They fell 2% in constant euros, reflecting our focus on prioritizing profitability in a competitive environment. Mutual funds expanded 20% in constant euros, from low levels.
Results
In H1 2026, profit before tax stood at EUR 616 million, 15% lower year-on-year, impacted by the additional provisions in the UK. In constant euros, profit before tax declined 16%, as follows:
•Total income increased 6%, with strong net interest income (+6%), underpinned by good margin management and higher volumes. Net fee income (+4%) and leasing income also supported growth, benefitting from a pickup in new business.
•Total costs decreased 7%, mainly backed by savings from our efficiency and transformation efforts, as well as lower operational risk charges, including those linked to the CHF portfolio.
•Net loan-loss provisions rose 11%, partly reflecting a model update, higher volumes in Openbank Pay and a lower contribution from portfolio sales. Cost of risk remained around 1%.
•Other gains (losses) and provisions posted a higher loss, due to the additional provisions in the UK recorded this year and higher charges related to our transformation efforts.
•Excluding the additional provisions in the UK, profit before tax grew 18% year-on-year.
Compared to Q1 2026, profit before tax saw a sharp increase in constant euros, partially favoured by lower provisions in the UK. Excluding these charges, profit before tax rose 21%, mainly driven by stronger performances in net fee income and leasing, supported by improved new business dynamics and lower costs and transformation charges.

Openbank Europe. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,501	+1	0	2,989	+6	+6
Total costs	-663	-6	-6	-1,370	-7	-7
Net operating income	837	+7	+7	1,619	+19	+19
LLPs	-347	+1	+1	-689	+11	+11
PBT	433	+136	+135	616	-15	-16
Detailed financial information in Appendix.

Openbank US	Profit before tax
EUR 568 mn
Commercial activity and business performance
Our digital bank has delivered a solid performance since its launch, now serving around 235,000 customers, with USD 11.4 billion in deposits gathered (+123% year-on-year). Our partnership with Verizon remained a key contributor, generating more than USD 1.3 billion in deposits since its launch in April 2025.
Gross loans and advances to customers, excluding reverse repos, were up 3% year-on-year. In constant euros, they were flat, as an increase in auto offset the impact of our asset rotation initiatives. The leasing portfolio fell 36% in constant euros, following the discontinuation of our partnership with Stellantis and weaker demand for electric vehicles.
Customer deposits, excluding repos, rose 12% year-on-year. In constant euros, they were up 9%, driven by demand deposits, supported by momentum from our digital bank, which saw strong deposit gathering early in the year, in line with our strategy to optimize funding costs. Mutual funds saw double-digit growth, contributing to a 9% increase in customer funds in constant euros.
Results
In H1 2026, profit before tax rose 13% year-on-year to EUR 568 million. In constant euros, it grew 21%, as follows:
•Total income was down 2%, mainly due to the impact of lower residual values and reduced volumes on leasing income. Net interest income remained resilient, backed by funding optimization, while net fee income fell 9%, primarily due to lower servicing fees.
•Total costs decreased 4%, supported by the benefits from productivity initiatives and continued cost discipline, as well as lower charges related to asset impairments.
•Net loan-loss provisions improved 11%, reflecting capital relief measures and resilient repayment behaviour, in part supported by persistently high used car prices. Cost of risk fell year-on-year to 4.03%.
Compared to Q1 2026, profit before tax rose 46% in constant euros, driven by a strong leasing performance, a sharp decrease in total costs (partly due to lower marketing-related expenses), lower transformation charges and favourable seasonal trends in net loan-loss provisions.

Openbank US. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,207	+1	0	2,406	-9	-2
Total costs	-489	-6	-6	-1,008	-10	-4
Net operating income	718	+5	+5	1,398	-8	-1
LLPs	-384	-13	-14	-827	-16	-11
PBT	338	+47	+46	568	+13	+21
Detailed financial information in Appendix.

38	January - June 2026

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CIB	Underlying attributable profit	EUR 1,742 mn

→ Our diversification across business lines, client types and global footprint, enhanced by the investments made in recent years, makes us more resilient in challenging environments and reinforces our long-term strategy focused on sustainable growth.
→ Good activity levels year-on-year across all business lines, especially Global Banking (GB) and Global Markets (GM), reflecting the benefits from the growth initiatives we have launched.
→ Underlying attributable profit reached EUR 1,742 million, a 18% increase year-on-year (+17% in constant euros), supported by strong revenue performances across business lines that far outpaced cost growth. We maintain a leading position in efficiency and profitability, with RoTE at 20.3%.

Strategy
Our Corporate & Investment Banking (CIB) business is a global franchise, well diversified by business line, country and client type. We continue to demonstrate the strength of our global platform, delivering solid performances and supporting sustainable growth in 2026 despite geopolitical uncertainty.
In Q2 2026, we continued to make progress on our strategic priorities, scaling the capabilities built in recent years to support growth across the Group, while maintaining capital discipline, profitability and shareholder value creation, in line with our ambition to:
•Deepen strategic relationships with clients, putting them first, supported by a business model that combines in-depth industry knowledge, expert advice and proven financing capabilities. This focus enabled us to lead the ranking in terms of investment banking fees in Spain in H1 2026.
Clients increasingly expect faster, safer and more integrated solutions across products, sectors and markets. A good example this quarter was our role as Coordinating Lead Arranger in a USD 22.8 billion loan for Vantage Data Centers, one of our largest project finance loan deals, reflecting seamless collaboration across our Structured Finance & Advisory (SF&A), Private Debt Mobilization and Debt Capital Markets teams, among others.
•Accelerate ONE Santander and strengthen collaboration across the Group, reinforcing an integrated client agenda between GB, GM and Global Transaction Banking (GTB), and further embedding CIB capabilities across the Group’s global businesses. Of note were GM solutions and execution services, as well as GB and GTB acting as product factories to better serve Commercial Banking customers.
Our global platforms, particularly FX and Trade, remain important levers to strengthen CIB's product integration across the Group, increase digitalization and support more scalable and capital-light growth models. In Trade, we are progressing in the industrialization of our operating model and now close to 50% of the Group's Trade business is running on global platforms.
The US remains one of our most important growth priorities, as reflected in its contribution to total CIB revenue. Looking ahead, the Webster acquisition, which is expected to be completed in H2 2026, represents an additional opportunity to expand our client access in this market and benefit from greater scale through collaboration and leverage Santander’s US platform more broadly.
•Transform our operating model through simplification, globalization and technology and AI to drive productivity, efficiency and enhanced risk and control management. We remained focused on shared platforms and on disciplined investment allocation. As a result, our progress in application and vendor optimization is generating meaningful efficiencies in support operations.
Technology and AI are key priorities, supporting the scaling of our capabilities. This quarter, we completed our first High-Quality Liquid Assets Exchange (HQLAx) tokenized securities lending trade, an important milestone in the use of distributed ledger technology to improve collateral mobility, settlement traceability and scalability.
AI is already delivering business benefits through initiatives such as the Automated Pricer, a tool for sales in equity derivatives and repos that increases pricing automation, enabling a higher volume of client requests to be served and improving funding decisions.
•We continue to actively manage capital through our Originate-to-Share (OtS) model and to support the scale-up of our client franchise and the growth of fee-intensive and capital-light businesses. As a result, our total revenue to risk-weighted assets ratio improved 0.8 pp year-on-year to 8.8%.

Recent awards		Ranking in League Tables H1 2026
Global Finance	GTR	Structured Finance*	Debt Capital Markets
Best Bank for Payments in Latin America	Best Supply Chain Finance Bank
Global Banking & Markets	Euromoney	Equity Capital Markets	M&A	ECAs*
Sovereign Bond Deal of the Year (Qatar)	Latin America’s / Spain's Best Investment Bank
Source: Dealogic, Infralogic, Bloomberg; specific filters apply. (*) Brazil Project Finance Bonds. ECAs as of FY 2025.

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Business performance
Global Transaction Banking recorded higher activity levels in H1 2026 driven mainly by Export Finance, despite a less favourable interest rate environment:
•Trade & Working Capital Solutions maintained its good momentum driven by product innovation, strategic partnerships and our focus on strengthening clients' supply chains. We created initiatives that generate new business opportunities and enhance customer engagement and we increased the scale of solutions such as the Invensa partnership with Pemberton Asset Management and EIB guarantee agreements, both aimed at strengthening supply chains.
•Export Finance had high activity levels, leveraging our global platform, sector expertise and strong relationships with Export Credit Agencies and multilateral institutions. We remained focused on supporting clients globally with flexible and innovative solutions, such as the BPI France Assurance Export-backed financing for MSC Cruises, which strengthens our leading global position.
•Cash Management activity remained robust even in the current interest rate environment. We continued to grow our franchise in Latin America, expanding real-time payment solutions, enhancing treasury connectivity and developing product capabilities.
Global Banking (GB) registered strong activity levels, mainly in the Americas, supported by cross-border coverage, advisory and financing platforms:
•Corporate Finance (CF) achieved a very strong increase in activity levels year-on-year across products and markets. Leveraged Finance activity was supported by investor appetite across key sectors, with notable high-yield and cross-border transactions, such as Carlyle’s (US) buyout of BASF Coatings (Germany). ECM had a record quarter in terms of activity, supported by strong IPO momentum in the US and an important role in the IPO market reopening in Brazil.
•Structured Finance showed good activity levels despite geopolitical uncertainty, with especially good momentum in Fund Finance. Activity was supported by AI-related infrastructure and energy transition sectors. Activity remained strong in the US and in South America, while in Europe it remained at softer levels.
•Debt Finance continued with strong activity, supported by investor demand for investment-grade bonds in Europe and the US, and sustained momentum in Latin America. Activity also remained solid across refinancing, acquisition and event-driven financing, with notable transactions in the quarter such as Verizon’s inaugural USD hybrid bond.
Global Markets (GM) performed well, supported by sustained client-driven activity with institutional clients. Activity was mixed across countries, with strong momentum in the US, Mexico, Argentina and Chile compensating softer activity in Brazil. By product, the main activity drivers were Fixed Income, Currencies, and Commodities, mostly through securitized products, credit, FX and equity.
Gross customer loans and advances, excluding reverse repos, were up 25% year-on-year. In constant euros, they grew 22%, boosted by growth across business lines, especially in less capital-intensive products, such as Export Finance (ECAs) and Trade Finance in GTB and securitized products in GM.
Customer deposits, excluding repos, increased 7% year-on-year. In constant euros, they increased 4%, mainly driven by Cash Management.
Results
Underlying attributable profit in H1 2026 rose 18% year-on-year to EUR 1,742 million. In constant euros, it grew 17%, as follows:
•Total income rose 16%, on the back of strong net interest income and net fee income growth.
Net interest income increased 36%, due to higher volumes in financing activities through less capital-intensive products in GM.
Net fee income rose 7%, reflecting a strong Q2 in GB which was driven especially by Corporate Finance in the US and Europe.
Other income decreased due to lower gains on financial transactions, in a context of lower market volatility in Europe and Latin America.
By business line, in addition to double-digit revenue growth in GB and GM, total income in GTB increased 5%. By country, there were double-digit increases in the US, Europe, Mexico, Chile and Argentina.

CIB. Total income by business. H1 2026
EUR million and % change in constant euros

Note: total income includes revenue from other activities which are less material (EUR 7 million in H1'25 and EUR 76 million in H1'26).
•Total costs increased 7%, reflecting higher activity levels, rising at a much slower pace than revenue. Efficiency improved 3.9 pp to 40.8%, one of the best in the sector.
•Net loan-loss provisions have a limited impact due to the nature of the business and the high quality of the portfolio. In H1 2026, they increased, driven by credit portfolio growth and some single names in Europe and Brazil.
As a result, RoTE reached 20.3% in H1 2026, 0.8 pp higher year-on-year, reflecting our focus on capital management, efficiency and profitability.
Compared to Q1 2026, total income was broadly stable in constant euros, as the strong quarter in GB offset the usual seasonality in GM in Q1. However, this was not reflected in underlying attributable profit due to higher costs and the impact of some single names in net loan-loss provisions.

CIB. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	2,395	0	-1	4,779	+16	+16
Total costs	-1,003	+6	+5	-1,948	+6	+7
Net operating income	1,392	-3	-4	2,831	+24	+23
LLPs	-238	+15	+14	-444	+450	+447
PBT	1,151	-6	-7	2,379	+9	+8
Underlying attrib. profit	853	-4	-5	1,742	+18	+17
Detailed financial information in Appendix.

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Wealth	Underlying attributable profit	EUR 1,083 mn

→ We continue building the best wealth and insurance manager in Europe and the Americas, supported by our leading global private banking platform and our fund and insurance factories that leverage our scale and global capabilities to offer the best value proposition to our customers.
→ Record total assets under management of EUR 581 billion, +13% year-on-year in constant euros, on the back of the solid commercial dynamics. In the insurance business, gross written premiums increased to EUR 6.2 billion.
→ Underlying attributable profit amounted to EUR 1,083 million, 19% higher year-on-year (+19% also in constant euros), with revenue increasing across business lines.

Strategy
We aim to continue developing our Wealth Management & Insurance service model and value proposition through a common global platform that leverages the Group's scale and capabilities.
From 2026, our business lines are organized into two verticals: Private Banking and Insurance & Asset Management Solutions. This new structure enables us to capture more synergies and strengthen collaboration across businesses.
In Q2 2026, we focused on the following strategic initiatives:
•In Private Banking (PB), we continued to strengthen our global positioning, in line with our focus on enhancing client experience, increasing specialization, improving connectivity across regions and segments, and expanding our offering of higher value-added solutions.
During the quarter, we advanced in our innovation agenda, further enhancing AI-powered tools and capabilities across key markets.
For example, in Spain, we are developing AI-enabled solutions to increase the productivity and efficiency of our bankers, enabling them to focus on client advisory and higher value-added interactions. We are also making progress with our operational efficiency initiatives in our International Private Banking unit. These developments are helping to improve commercial effectiveness, advisory capabilities and client experience.
We continue to promote international collaboration as a key pillar of our value proposition, enabling us to connect clients to the full range of Santander's global capabilities. This is reflected in a 20% year-on-year increase in new client referrals.
At the same time, our efforts remain focused on Ultra-High-Net-Worth (UHNW) and Family Office clients through an enhanced value-added proposition, covering health, education, art and lifestyle services, aimed at strengthening client engagement within this strategic segment.

Private Banking clients
Thousands
+11%
Note: June 2025 figures have been adjusted for better comparability due to a change in perimeter. Without this adjustment, PB’s customers +5% year-on-year.
•Insurance & Asset Management Solutions (Ins. & AM Solutions) is now an established business line which offers a value proposition that brings together liquid, illiquid and insurance products into a unified model, as a result of the integration of asset management and insurance businesses.
•In liquid products, we continue to strengthen our global investment platform and operating model to underpin solid commercial activity and sustained client engagement. The Group's global capabilities and a product offering aligned with client needs support the solid performance of our commercial metrics.
During the quarter, we continued to simplify and globalize our operating model, while deploying digital and automation capabilities, including tools such as SAMi (AI assistant supporting commercial activity) and SAM Conecta (global distribution and business intelligence platform that centralizes commercial and product information). Both enhance commercial effectiveness and operational efficiency.
•In illiquid products, we are scaling up the alternatives business. We continued to reinforce distribution and investment capabilities, while broadening our product offering, which is attracting institutional investors, family offices and private investors.
During Q2 2026, our private credit strategy fund (ABCL II) closed its first funding round. The initiative, which provides financing to companies backed by hard assets that are essential for business continuity, has an active fundraising pipeline that is expected to drive additional capital commitments in the coming months.

•In insurance, we are building a global operating model to become an integrated insurance platform that combines Life & Pensions, Health and Protection under a single execution model:
–In Life & Pensions, we are setting up a one-stop shop for retirement needs. In Spain and Portugal, we have integrated life savings and pensions into a single structure to deliver combined solutions, gaining efficiencies and scale, with the model already in place and new solutions under development.
–In Protection, we continue to integrate products into banking interactions with clients while strengthening our distribution model and unlocking value pools, such as health insurance.
In Brazil, we are addressing high value segments such as Select and SMEs. We also launched a proof of concept for the SaudeCompara platform, a solution that compares and distributes healthcare plans under a B2B2E model. In Portugal, our OneCare Health was named Product of the Year 2026, an award chosen by consumers, reflecting a differentiated health solution driven by its modularity and focus on prevention.

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Business performance
Solid commercial activity and market performance in Q2 2026 enabled us to reach record total assets under management (AuMs) of EUR 581 billion, 13% higher year-on-year in constant euros.
By business and in constant euros, volumes performed as follows:
•In PB, commercial activity progressively normalized throughout Q2 following the exceptionally strong start to the year, demonstrating the resilience of client activity despite market movements and geopolitical uncertainty. At the same time, we remained focused on growing recurrent fees.
Customer assets and liabilities reached EUR 380 billion, +15% year-on-year, with all products growing, including value-added solutions, such as alternatives and discretionary portfolio management which we are promoting. Net new money totalled EUR 11.0 billion and our Private Banking customer base stood at nearly 302,000.
•In Insurance & Asset Management Solutions, total AuMs reached EUR 294 billion, +11% year-on-year:
–Liquid products: total AuMs reached EUR 292 billion, +11% year-on-year, on the back of solid commercial activity, demonstrating strong client engagement and an attractive product offering. Net sales totalled EUR 6.6 billion in H1 2026.
–Illiquid products: total AuMs reached EUR 2.6 billion, reflecting our expansion across countries.
–Insurance: gross written premiums reached EUR 6.2 billion in H1 2026, +11% year-on-year, with both Life & Pensions and Protection growing double digits.

Wealth. Business performance. June 2026
EUR billion and % change in constant euros

Total AuMs
Funds and investment
Custody
Customer deposits
Customer loans
GWPs

/ Mar-26	/ Jun-25
+6%	+13%
+6%	+12%
+8%	+22%
+1%	0%
+7%	+6%
+20%	+11%
Note: total products marketed, advised, under custody and/or managed.
Results
Underlying attributable profit in H1 2026 amounted to EUR 1,083 million, 19% higher year-on-year. In constant euros, it also grew 19%, with the following performance by line:
•Total income increased 9% as a result of our focus on value-added solutions to expand our fee businesses and improve revenue recurrency and predictability.
Net interest income decreased 1%, though it improved in the quarter supported by higher loan yields and an increase in the credit portfolio.

Net fee income rose 11% year-on-year, with strong performances across both business lines, but particularly in Private Banking, driven by solid commercial activity and our focus on promoting fee-generating activities and products.
Other income increased, boosted by the good performance in insurance.
•Total costs increased 6% year-on-year (growing at slower pace than total income) due to our investments to strengthen our teams and to develop new capabilities to address increasing commercial activity.
Including the fees distributed and recorded in other global businesses, total income reached EUR 3,385 million, up 8% on the back of higher customer activity in PB and higher volumes in Insurance & Asset Management Solutions.

Wealth. Total income. H1 2026
EUR million and YoY % change in constant euros

PB
Ins&AM Solutions

Total income	Total income + distr. fees
+5%	+5%
+23%	+13%

Total income	Distribution fees
Note: additionally, Wealth's total income included EUR 72 million in H1'25 and EUR 36 million in H1'26 corresponding to Other Investments. Information excludes overlaps between Wealth businesses and insurance fees recorded in Openbank.
When considering these distributed fees along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 1,945 million, up 14% year-on-year in constant euros.
As a result, our RoTE in H1 2026 was 56.9%.
Compared to Q1 2026, underlying attributable profit increased 19% in constant euros, supported by strong revenue growth in Insurance & Asset Management Solutions and lower costs.

Wealth. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	1,093	+9	+9	2,093	+8	+9
Total costs	-367	0	-1	-733	+5	+6
Net operating income	726	+15	+14	1,360	+11	+11
LLPs	2	—	—	-7	-66	-66
PBT	732	+17	+16	1,356	+13	+13
Underlying attrib. profit	590	+20	+19	1,083	+19	+19
Detailed financial information in Appendix.

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Payments	Underlying attributable profit	EUR 78 mn

→ Santander holds a unique position in the payments industry, driven by its payments platform business, offering best-in-class products across the entire value chain: issuing, acquiring, account-to-account (A2A) payments and international payments.
→ Activity increased across all business lines, underpinned by the development of our global platforms, which enabled us to continue to gain scale. Total payments volume (TPV) in Getnet rose 10% year-on-year in constant euros, the number of transactions processed in Getnet Platforms was five times higher and Ebury's customer base grew 28% year-on-year.
→ Underlying attributable profit was EUR 78 million, four times higher than in H1 2025 in constant euros, driven by strong revenue growth. EBITDA margin improved 3.8 pp year-on-year to 32.6%.

Strategy
In Payment Solutions (Payments), the Group's payments platform business, we continued executing our priorities and strengthening our strategic positioning:
•In Getnet, our acquiring business, we maintain our leadership in the payments ecosystem across Latin America, Spain and Portugal. In Mexico in Q2 2026, we continued to innovate through an agentic payments use case that is pioneering in Latin America, in collaboration with Mastercard and the software company Neivor. It enables merchants to accept and process AI agent-initiated payments, strengthening our position in next-generation payment solutions.
We also strengthened our value proposition for global merchants with the launch of Pay-in in Brazil, an initiative that enables international businesses to trade and receive payments without establishing an entity in the country, thereby strengthening and simplifying cross-border expansion. We also enhanced our Dynamic Currency Conversion (DCC) solution in Mexico, our value-added service that allows international customers to pay in their local currency, with flexible pricing adapted to the transaction.
Additionally, we continued to advance in our commercial expansion in key sectors and countries through new strategic partnerships, such as the one reached with AEVI, a payment technology provider. Through this partnership, which has been deployed in Mexico, we have jointly developed a payments solution that broadens our potential access to new customers, supporting further growth in payments volumes.
•In Getnet Platforms, we continued to deploy our technology platform for A2A payment processing, foreign exchange, fraud detection and other value-added services. The platform now processes more than 1 billion payments per month across our markets.
At the same time, we are continuing to expand the rollout of our global card platform which is now processing more than 500 million transactions per month across Brazil, Mexico, Chile, Spain and the UK.
These platforms support multiple payment methods and greater differentiation in the open market and improve the efficiency of our operational processes and infrastructure.
•Ebury, our global platform offering cross-border payments and FX solutions for mid-sized companies and SMEs, completed a funding round of approximately GBP 550 million during the quarter, led by Centerbridge alongside Santander and existing stakeholders, to accelerate product development, international expansion and AI capabilities, further strengthening its long-term growth potential.
Business performance
In H1 2026, activity increased year-on-year, with widespread growth across our business lines.
•Getnet’s total payment volume reached EUR 129 billion, representing a 10% year-on-year increase in constant euros, driven mainly by higher commercial activity in Mexico, Brazil and Europe.
•In Getnet Platforms, the number of processed transactions were five times higher than the same period last year, driven by Brazil.
•At Ebury, the number of active customers grew by 28% year-on-year, surpassing 28,000.
Loans and deposits are not material in Payments, as they represent just 0.1% and 0.2% of the total Group, respectively.
Results
Underlying attributable profit was EUR 78 million in H1 2026, compared with a profit of EUR 16 million in H1 2025. In constant euros, the performance across lines was the following:
•Total income grew 17%, driven by net fee income in Getnet, supported by increased activity, and higher revenue from payment processing services provided to other financial institutions.
•Total costs rose 8%, +4% in real terms, reflecting the investments in the development of global platforms.
•Net loan-loss provisions increased due to the impact in Getnet Brazil in Q1 2026, though they are not material given the nature of the business.
Overall, the EBITDA margin reached 32.6% (+3.8 pp year-on-year).
Compared to Q1 2026, underlying attributable profit grew significantly in constant euros, supported by higher net fee income, net loan-loss provision normalization in Getnet Brazil and a lower tax burden.

Payments. Underlying income statement
EUR million and % change
		/	Q1'26		/	H1'25
	Q2'26%		excl. FX	H1'26%		excl. FX

Total income	387	+1	-1	771	+20	+17
Total costs	-337	+5	+4	-657	+9	+8
Net operating income	51	-19	-23	114	+176	+138
LLPs	-6	-53	-55	-20	+85	+81
PBT	43	-12	-17	92	+327	+230
Underlying attrib. profit	59	+197	+183	78	+400	+297
Detailed financial information in Appendix.

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Corporate Centre	Underlying attributable profit	-EUR 525 mn

→ The Corporate Centre continued to support the Group, defining, developing and coordinating the Group's strategy, as well as aiding the operating units, adding value.
→ It carries out the financial and capital management functions as well as corporate oversight and control functions and coordinates interactions with the Group's supervisors and regulators.
→ Underlying attributable loss in H1 2026 of EUR 525 million, compared with a loss of EUR 713 million in H1 2025, driven by lower LLPs, following provisions recorded in H1 2025 related to our plan to reduce the NPL ratio, and a lower tax burden. Additionally, it was supported by positive results related to certain stakes and dividends from our stake in Poland.

Strategy and functions
The Corporate Centre contributes value to the Group through the following functions, among others:
•Global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, corporate development operations and projects to ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses, aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve process efficiency and customer service quality.
It also coordinates relationships with European regulators and supervisors and carries out functions related to financial management and capital, as follows:
•Financial Management functions:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of June 2026, the liquidity buffer was EUR 329 billion (provisional data).
This is done ensuring the diversification of funding sources (issuances and others), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
•We also actively manage interest rate risk to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next 12 months results in euros. The net investments in equity currently hedged totalled EUR 15,822 million (mainly in the UK,
Mexico and Chile) with different FX instruments (spots and forwards).
•Management of total capital and reserves: Group capital planning and management, aimed at optimizing capital use and efficient allocation across business units and opportunities by: i) coordinating with subsidiaries; ii) setting solvency targets and monitoring capital ratios; and iii) utilizing asset mobilization and risk transfer through the Global Asset Desk to maximize capital efficiency and shareholder returns.
Results
In H1 2026, the underlying attributable loss was EUR 525 million, compared with a loss of EUR 713 million recorded in H1 2025. By line:
•Net interest income declined EUR 107 million impacted by lower interest rates.
•Losses on financial transactions worsened by EUR 307 million, due to a higher impact from foreign currency hedges.
•Additionally, 'other operating income' increased due to higher results from certain stakes and the dividends from our stake in Poland.
•Total costs decreased by 3% compared to H1 2025, reflecting simplification measures.
•Net loan-loss provisions improved significantly, as we recorded provisions in H1 2025 related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.
•Additionally, the improvement in underlying profit was supported by a lower tax burden year-on-year.

Corporate Centre. Underlying income statement
EUR million and % change
	Q2'26	Q1'26	% chg.	H1'26	H1'25	% chg.

Total income	-295	-171	+72	-466	-353	+32
Net operating income	-399	-274	+46	-673	-567	+19
PBT	-450	-296	+52	-746	-807	-8
Underlying attrib. profit	-385	-141	+174	-525	-713	-26
Detailed financial information in Appendix.

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Sustainability
Strategy

1	Support our customers in meeting their goals in their transition to a low-carbon economy, while also managing climate-related risks and impacts.

2	Encourage employee growth, fostering an inclusive culture and promoting skill development, while providing fair working conditions.

3	Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.

4	Be a trusted partner to our customers, with products and services adapted to their needs, while applying responsible practices, supporting their financial inclusion and protecting their information.

5	Act responsibly through a strong culture, governance and conduct.

Key highlights
In Q2 2026, we advanced in the following initiatives:
→ In Retail, we promoted sustainable financing in Latin America, including three transactions in Brazil totalling BRL 900 million under the Eco Invest Brazil initiative; in Mexico we structured the first silver-labelled social loan, aimed at supporting vulnerable elderly people, totalling MXN 250 million, and we led a USD 1.2 billion syndicated green financing for a hotel group; and in Argentina we participated in the first international green bond issuance by a renewable energy company, amounting to USD 400 million. Additionally, 6.7 million people continued to benefit from financial inclusion measures, of which 1.4 million were new beneficiaries in H1 2026.
→ In Openbank Europe, we financed around 200,000 electric vehicles in H1 2026, a 71% increase year-on-year, with a 12.2% market share in Europe as of May 2026.
→ In CIB, we financed, among others, the following international projects:
–We allocated EUR 6.9 billion to green financing or mobilization during the quarter, achieving EUR 188 billion to date towards our target of EUR 220 billion in green financing or mobilization by 2030.1
–In ECM, we participated in Solaria's EUR 300 million capital increase, supporting its expansion in clean energy for data centres through wind power and battery storage.
–In GTB, we acted as Sole Sustainability Coordinator for the Republic of Ecuador’s USD 500 million transaction, partly guaranteed by the Inter-American Development Bank (IDB), which was named Environmental Finance’s 2026 Social Loan of the Year.
–In DCM, we continued to participate through different leadership roles in European Green Bond (EuGB), such as a EUR 500 million issuance for Gruppo Hera, EUR 500 million for Redeia and EUR 1.5 billion for Groupe BPCE. In Latin America, we supported MSU Green Energy's USD 400 million green bond issuance, one of Argentina's leading renewable energy platforms, and Mundo's USD 435 million sustainability bond, a Chilean telecommunications operator.
–In Structured Finance, we supported financing Foxtail Flats and Four Mile Mesa Solar and Storage, two projects by DESRI, one of the leading renewable energy developers in the US, providing solar generation and battery storage capacity to power Meta's data centres.
→ In Wealth, our Socially Responsible Investments reached 24% of total assets under management, including SAM funds, third-party funds, portfolios and directly held assets under advisory in Private Banking.
Additionally, we allocated EUR 29.1 million in the quarter to promote education, employability and entrepreneurship, and helped 1.2 million people and organizations. In total, we have allocated EUR 351.1 million since 2023, moving towards our EUR 400 million target set for 2023-2026.
1.Target was set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, the target definition is not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section in this report.

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Corporate governance

Changes to the Group's Senior Management
On 23 June, Banco Santander’s Board of Directors approved the appointment of Matías Sánchez and Borja Oyarzábal as Global Co-Heads of the Group’s Retail & Commercial Banking business. Matías Sánchez will be responsible for Retail, while Borja Oyarzábal will lead Commercial. The appointments are subject to the relevant regulatory approvals. Mr Sánchez has nearly three decades of experience within the Group, where he has held a number of leadership positions. Since September 2022, he has served as Global Head of Cards and Digital Solutions. Mr Oyarzábal joined the Group in March 2025 as Global Head of Commercial and Head of Commercial Spain, having previously served as Chief Executive Officer of Tresmares Capital since 2019. They succeed Daniel Barriuso, who remains with the Group as Senior Advisor to the Chair and the Chief Executive Officer and as a board member of Santander México and Openbank.

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Appendix

- Financial Information
- Alternative performance measures
- Interim condensed consolidated financial statements
- Glossary
- Important information

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•Group information
Financial information

Group information
In this appendix, results are presented on an underlying basis and the balance sheet figures, ratios and other metrics exclude Poland for all periods in 2025. However, if we were to include Poland, the Group's main management ratios would not be materially affected. For further information, see the 'Alternative performance measures' section in this report.
From May 2026, the balance sheet and results of Grupo Santander, Retail & Commercial Banking (within Retail UK) and the UK secondary segment include TSB. For further information, see the 'Significant events in the period' section in this report.
For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For more information, see the calculation method detailed in the ‘Alternative performance measures’ section in this appendix.

Underlying net fee income. Consolidated
EUR million
	Q2'26	Q1'26	Change (%)	H1'26	H1'25	Change (%)
Fees from services	1,907	1,823	4.6	3,730	3,503	6.5
Wealth management and marketing of customer funds	1,154	1,117	3.3	2,271	2,119	7.2
Securities and custody	433	417	3.8	850	689	23.4
Net fee income	3,494	3,357	4.1	6,851	6,311	8.6

Underlying total costs. Consolidated
EUR million
	Q2'26	Q1'26	Change (%)	H1'26	H1'25	Change (%)
Staff costs	3,551	3,379	5.1	6,930	6,736	2.9
Other general administrative expenses	2,015	1,923	4.8	3,938	4,024	(2.1)
Information technology	652	627	4.0	1,279	1,125	13.7
Communications	97	88	10.2	185	175	5.7
Advertising	125	121	3.3	246	267	(7.9)
Buildings and premises	165	162	1.9	327	388	(15.7)
Printed and office material	14	17	(17.6)	31	41	(24.4)
Taxes (other than tax on profits)	119	140	(15.0)	259	279	(7.2)
Other expenses	843	768	9.8	1,611	1,749	(7.9)
Administrative expenses	5,566	5,302	5.0	10,868	10,760	1.0
Depreciation and amortization	839	828	1.3	1,667	1,626	2.5
Operating expenses	6,405	6,130	4.5	12,535	12,386	1.2
Other operating costs	322	354	(9.0)	676	865	(21.8)
Total costs	6,727	6,484	3.7	13,211	13,251	(0.3)

48	January - June 2026

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•Group information

Employees and branches. Consolidated
	Employees				Branches
	Jun-26	Jun-25	Change		Jun-26	Jun-25	Change
Retail & Commercial Banking	125,036	132,236	-7,200	Spain	1,458	1,724	(266)
Openbank	29,535	31,344	-1,809	UK	484	420	64
Corporate & Investment Banking	13,313	12,742	571	Portugal	281	373	(92)
Wealth Management & Insurance	7,315	7,391	-76	Openbank Europe	293	297	(4)
Payment Solutions	8,213	8,153	60	US	372	403	(31)
Corporate Centre	1,867	1,812	55	Mexico	1,264	1,332	(68)
Total Group	185,279	193,678	(8,399)	Brazil	1,515	1,888	(373)
				Chile	223	231	(8)
				Argentina	366	405	(39)
				Rest of the Group	240	249	(9)
				Total Group	6,496	7,322	(826)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q2'26	Q1'26	Change (%)	H1'26	H1'25	Change (%)
Non-performing loans	3,769	3,648	3.3	7,417	6,902	7.5
Recovery of written-off assets	(420)	(423)	(0.7)	(843)	(844)	(0.1)
Net loan-loss provisions	3,349	3,225	3.8	6,574	6,058	8.5

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-26	Jun-25	Absolute	%	Dec-25
Commercial bills	52,293	48,432	3,861	8.0	51,110
Secured loans	589,377	529,629	59,748	11.3	530,749
Other term loans	315,997	280,488	35,509	12.7	295,998
Finance leases	39,871	38,185	1,686	4.4	38,540
Receivable on demand	11,683	11,593	90	0.8	10,313
Credit cards receivable	27,628	24,582	3,046	12.4	26,179
Impaired assets	34,713	30,401	4,312	14.2	31,577
Gross loans and advances to customers (excl. reverse repos)	1,071,562	963,310	108,252	11.2	984,466
Reverse repos	100,403	68,227	32,176	47.2	73,980
Gross loans and advances to customers	1,171,965	1,031,537	140,428	13.6	1,058,446
Loan-loss allowances	22,803	20,810	1,993	9.6	21,158
Loans and advances to customers	1,149,162	1,010,727	138,435	13.7	1,037,288

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•Group information

Total funds. Consolidated
EUR million
			Change
	Jun-26	Jun-25	Absolute	%	Dec-25
Demand deposits	685,768	631,963	53,805	8.5	646,125
Time deposits	326,774	278,911	47,863	17.2	298,284
Mutual funds	284,751	237,566	47,185	19.9	255,389
Customer funds	1,297,293	1,148,440	148,853	13.0	1,199,798
Pension funds	15,966	15,631	335	2.1	16,112
Managed portfolios	54,952	45,933	9,019	19.6	50,459
Repos	121,220	97,355	23,865	24.5	96,791
Total funds	1,489,431	1,307,359	182,072	13.9	1,363,160

Eligible capital (phased-in)[1]. Consolidated
EUR million
			Change
	Jun-26	Jun-25	Absolute	%	Dec-25
Capital stock and reserves	138,082	131,218	6,864	5.2	128,798
Attributable profit	8,973	6,833	2,141	31.3	14,101
Dividends	(1,832)	(1,708)	(124)	7.3	(3,525)
Other retained earnings	(36,055)	(39,970)	3,915	(9.8)	(40,445)
Minority interests	7,143	8,179	(1,035)	(12.7)	9,037
Goodwill and intangible assets	(15,246)	(15,297)	50	(0.3)	(15,037)
Other deductions	(14,617)	(8,001)	(6,616)	82.7	(8,190)
CET1	86,447	81,253	5,194	6.4	84,739
Preferred shares and other eligible tier 1	10,226	9,578	648	6.8	9,645
Tier 1	96,673	90,830	5,843	6.4	94,385
Generic funds and eligible tier 2 instruments	19,076	16,905	2,172	12.8	17,460
Eligible capital	115,750	107,735	8,014	7.4	111,845
Risk-weighted assets	616,803	625,750	(8,947)	(1.4)	629,430

CET1 capital ratio	14.0	13.0	1.0		13.5
Tier 1 capital ratio	15.7	14.5	1.2		15.0
Total capital ratio	18.8	17.2	1.5		17.8
Note: includes Poland.
1. Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

50	January - June 2026

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•Information by segment

Segment information
Primary segments

Retail & Commercial Banking										Q
EUR million
				Ex. TSB					Ex. TSB
		/	Q1'26	/	Q1'26		/	H1'25	/	H1'25
Underlying income statement	Q2'26%		% excl. FX	%	% excl. FX	H1'26%		% excl. FX	%	% excl. FX
Net interest income	7,370	8.6	7.0	5.4	3.9	14,159	6.0	4.3	4.4	2.7
Net fee income	1,697	4.0	2.2	3.1	1.4	3,329	8.9	6.3	8.4	5.9
Gains (losses) on financial transactions [1]	151	(15.1)	(14.4)	(17.0)	(16.3)	329	8.3	7.3	7.2	6.1
Other operating income	(367)	16.6	16.0	15.1	14.5	(681)	32.4	31.3	31.5	30.4
Total income	8,851	6.8	5.3	4.1	2.5	17,135	5.8	3.9	4.4	2.5
Total costs	(3,594)	7.1	5.4	3.2	1.5	(6,948)	(1.2)	(2.7)	(3.1)	(4.6)
Net operating income	5,258	6.6	5.2	4.7	3.2	10,188	11.1	8.9	10.1	7.9
Net loan-loss provisions	(2,078)	6.9	4.3	6.1	3.5	(4,021)	9.4	5.7	9.0	5.3
Other gains (losses) and provisions	(204)	99.7	99.1	99.7	99.1	(306)	46.3	48.4	46.4	48.4
Profit before tax	2,976	3.2	2.4	0.4	(0.3)	5,861	10.9	9.6	9.4	8.2
Tax on profit	(757)	(4.7)	(5.5)	(8.0)	(8.8)	(1,550)	4.8	3.5	3.0	1.7
Profit from continuing operations	2,220	6.2	5.4	3.6	2.9	4,310	13.3	12.1	11.9	10.7
Net profit from discontinued operations	—	—	—	—	—	—	—	—	—	—
Consolidated profit	2,220	6.2	5.4	3.6	2.9	4,310	13.3	12.1	11.9	10.7
Non-controlling interests	(104)	27.9	26.8	27.9	26.8	(186)	23.7	21.9	23.7	21.9
Underlying attributable profit to the parent	2,115	5.3	4.6	2.6	1.9	4,124	12.9	11.7	11.4	10.2

Activity metrics
Gross loans and advances to customers ²	655,098	8.6	7.4	1.6	0.5	655,098	11.2	9.3	4.1	2.3
Customer funds	810,250	9.1	8.0	3.5	2.5	810,250	15.6	13.6	9.7	7.8
Customer deposits ³	686,510	10.0	8.9	3.3	2.3	686,510	14.5	12.8	7.6	6.0
Mutual funds	123,740	4.6	3.4	4.6	3.4	123,740	22.3	18.1	22.3	18.1
Risk-weighted assets	295,406	5.1		0.5		295,406	1.7		(2.8)

Ratios (%), employees and customers
RoTE	17.4	0.7				17.1	0.8
Efficiency ratio	40.6	0.1				40.5	(2.9)
NPL ratio	3.05	(0.13)				3.05	(0.06)
NPL coverage ratio	66	(1)				66	2
Number of employees	125,036	0.9				125,036	(5.4)
Number of total customers (thousands)	154,511	3.8				154,511	7.2
Number of active customers (thousands)	79,633	4.0				79,633	5.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	51

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•Information by segment

Retail Spain				Q
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	1,548	4.8	3,025	2.5
Net fee income	331	(3.8)	675	6.8
Total income	1,949	2.2	3,857	6.4
Total costs	(598)	(1.7)	(1,207)	(8.0)
Net operating income	1,351	4.0	2,650	14.5
Net loan-loss provisions	(187)	59.2	(304)	(44.9)
Profit before tax	1,068	(8.0)	2,229	32.7

Activity metrics
Gross loans and advances to customers [1]	161,116	1.9	161,116	0.6
Customer funds	292,610	3.5	292,610	7.9
Customer deposits [2]	237,924	3.2	237,924	6.1
Mutual funds	54,686	5.0	54,686	16.6

1. Excluding reverse repos.
2. Excluding repos.

Retail UK										Q
EUR million
				Ex. TSB					Ex. TSB
		/	Q1'26	/	Q1'26		/	H1'25	/	H1'25
Underlying income statement	Q2'26%		% excl. FX	%	% excl. FX	H1'26%		% excl. FX	%	% excl. FX
Net interest income	1,428	18.2	17.9	0.5	0.3	2,635	7.3	10.5	(1.4)	1.5
Net fee income	102	26.4	26.1	8.3	8.0	183	32.4	36.3	21.8	25.4
Total income	1,452	22.7	22.5	3.5	3.3	2,635	10.9	14.1	1.3	4.3
Total costs	(763)	16.9	16.7	(3.3)	(3.5)	(1,416)	(3.9)	(1.1)	(12.9)	(10.3)
Net operating income	689	29.8	29.6	11.9	11.6	1,219	35.0	39.0	24.5	28.2
Net loan-loss provisions	(115)	52.5	52.2	32.3	32.0	(191)	69.4	74.4	55.9	60.5
Profit before tax	522	25.4	25.2	6.2	6.0	938	35.8	39.8	24.2	27.9

Activity metrics
Gross loans and advances to customers [1]	275,225	19.8	18.2	1.6	0.2	275,225	21.7	22.3	3.2	3.7
Customer funds	266,699	20.7	19.1	1.9	0.5	266,699	25.7	26.3	6.1	6.6
Customer deposits [2]	259,024	21.6	20.0	2.0	0.7	259,024	25.6	26.1	5.4	5.9
Mutual funds	7,675	(2.7)	(4.0)	(2.7)	(4.0)	7,675	30.3	30.9	30.3	30.9

1. Excluding reverse repos.
2. Excluding repos.

52	January - June 2026

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•Information by segment

Retail Mexico						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,063	5.6	3.9	2,070	8.0	0.9
Net fee income	274	7.0	5.3	529	22.5	14.5
Total income	1,299	3.6	2.0	2,552	11.5	4.2
Total costs	(523)	4.9	3.2	(1,022)	4.2	(2.6)
Net operating income	775	2.8	1.1	1,529	16.9	9.2
Net loan-loss provisions	(341)	1.2	(0.5)	(679)	21.8	13.9
Profit before tax	426	4.7	3.0	832	10.8	3.5

Activity metrics
Gross loans and advances to customers [1]	39,352	1.5	(2.5)	39,352	12.5	1.4
Customer funds	58,160	4.0	(0.1)	58,160	18.5	6.8
Customer deposits [2]	40,899	2.2	(1.8)	40,899	16.8	5.2
Mutual funds	17,260	8.6	4.3	17,260	22.8	10.6

1. Excluding reverse repos.
2. Excluding repos.

Retail Brazil						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,966	7.5	2.7	3,794	4.9	0.3
Net fee income	567	6.6	1.8	1,100	1.6	(3.0)
Total income	2,423	4.8	0.0	4,737	2.7	(1.9)
Total costs	(1,081)	7.6	2.8	(2,085)	6.1	1.4
Net operating income	1,343	2.6	(2.1)	2,652	0.2	(4.2)
Net loan-loss provisions	(1,032)	7.9	3.1	(1,988)	0.8	(3.7)
Profit before tax	285	(18.4)	(22.6)	634	(5.9)	(10.1)

Activity metrics
Gross loans and advances to customers [1]	70,392	2.3	0.7	70,392	11.7	3.1
Customer funds	94,110	6.9	5.2	94,110	24.9	15.4
Customer deposits [2]	66,975	9.1	7.3	66,975	21.2	11.9
Mutual funds	27,135	1.9	0.2	27,135	35.1	24.8

1. Excluding reverse repos.
2. Excluding repos.

January - June 2026	53

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Openbank						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	2,815	0.7	(0.1)	5,610	1.9	4.1
Net fee income	342	(8.1)	(9.1)	714	5.0	5.9
Gains (losses) on financial transactions [1]	(12)	383.9	397.3	(14)	(39.4)	(38.1)
Other operating income	130	37.7	37.2	225	(14.9)	(11.6)
Total income	3,276	0.5	(0.3)	6,535	1.7	3.8
Total costs	(1,324)	(5.1)	(5.7)	(2,718)	(5.0)	(2.9)
Net operating income	1,952	4.6	3.6	3,817	7.1	9.2
Net loan-loss provisions	(1,029)	(2.4)	(3.4)	(2,084)	0.4	2.7
Other gains (losses) and provisions	(57)	(78.9)	(79.0)	(328)	852.0	894.8
Profit before tax	866	60.5	58.7	1,405	(3.5)	(1.9)
Tax on profit	(243)	45.8	44.4	(409)	47.2	45.2
Profit from continuing operations	623	67.0	65.0	996	(15.4)	(13.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	623	67.0	65.0	996	(15.4)	(13.4)
Non-controlling interests	(86)	4.1	3.8	(169)	25.0	24.7
Underlying attributable profit to the parent	537	85.0	82.4	827	(20.7)	(18.5)

Activity metrics
Gross loans and advances to customers ²	220,241	2.1	1.6	220,241	4.3	2.6
Customer funds	145,426	1.8	1.4	145,426	5.1	3.8
Customer deposits ³	135,631	1.2	0.9	135,631	4.4	3.0
Mutual funds	9,796	9.9	9.5	9,796	17.2	15.8
Risk-weighted assets	160,650	1.5		160,650	3.1

Ratios (%), employees and customers
RoTE	10.2	5.1		7.7	(2.7)
Efficiency ratio	40.4	(2.4)		41.6	(2.9)
NPL ratio	5.61	0.09		5.61	0.64
NPL coverage ratio	70	(1)		70	(7)
Number of employees	29,535	(2.6)		29,535	(5.8)
Number of total customers (thousands)	27,612	1.6		27,612	6.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

54	January - June 2026

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•Information by segment

Openbank Europe						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,211	0.6	0.2	2,415	6.6	6.2
Net fee income	195	2.5	2.4	385	3.4	3.5
Total income	1,501	0.8	0.5	2,989	5.7	5.5
Total costs	(663)	(6.2)	(6.5)	(1,370)	(6.9)	(7.0)
Net operating income	837	7.2	6.8	1,619	19.4	19.1
Net loan-loss provisions	(347)	1.2	1.0	(689)	11.3	11.2
Profit before tax	433	136.3	134.7	616	(15.3)	(15.6)

Activity metrics
Gross loans and advances to customers [1]	145,717	1.9	1.9	145,717	2.4	2.0
Customer funds	88,644	2.2	2.2	88,644	(0.1)	(0.6)
Customer deposits [2]	82,924	1.7	1.8	82,924	(1.3)	(1.7)
Mutual funds	5,719	9.2	9.2	5,719	19.9	19.9
1. Excluding reverse repos.
2. Excluding repos.

Openbank US						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,097	0.4	(0.3)	2,189	(6.8)	(0.5)
Net fee income	65	(22.4)	(22.9)	148	(15.2)	(9.5)
Total income	1,207	0.6	—	2,406	(8.6)	(2.3)
Total costs	(489)	(5.8)	(6.4)	(1,008)	(9.7)	(3.5)
Net operating income	718	5.5	4.9	1,398	(7.8)	(1.4)
Net loan-loss provisions	(384)	(13.2)	(13.8)	(827)	(16.4)	(10.7)
Profit before tax	338	46.8	46.1	568	13.5	21.2

Activity metrics
Gross loans and advances to customers [1]	49,711	1.3	0.4	49,711	2.7	(0.1)
Customer funds	55,307	0.9	0.0	55,307	12.5	9.4
Customer deposits [2]	51,231	0.2	(0.7)	51,231	12.4	9.3
Mutual funds	4,076	11.1	10.1	4,076	13.6	10.5

1. Excluding reverse repos.
2. Excluding repos.

January - June 2026	55

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Corporate & Investment Banking						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,331	9.8	8.3	2,543	36.9	35.6
Net fee income	725	15.2	14.2	1,353	6.8	7.5
Gains (losses) on financial transactions [1]	66	(87.9)	(88.0)	613	(16.7)	(16.3)
Other operating income	274	—	—	270	4.5	4.7
Total income	2,395	0.5	(0.6)	4,779	16.0	15.9
Total costs	(1,003)	6.1	5.2	(1,948)	5.9	6.9
Net operating income	1,392	(3.2)	(4.4)	2,831	24.2	22.9
Net loan-loss provisions	(238)	15.2	13.8	(444)	450.2	447.3
Other gains (losses) and provisions	(4)	(14.1)	(14.5)	(8)	(25.4)	(24.4)
Profit before tax	1,151	(6.3)	(7.4)	2,379	8.8	7.6
Tax on profit	(262)	(12.9)	(13.9)	(563)	(13.0)	(14.1)
Profit from continuing operations	889	(4.1)	(5.2)	1,816	17.9	16.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	889	(4.1)	(5.2)	1,816	17.9	16.7
Non-controlling interests	(36)	(6.2)	(7.7)	(75)	8.8	6.1
Underlying attributable profit to the parent	853	(4.0)	(5.1)	1,742	18.3	17.2

Activity metrics
Gross loans and advances to customers ²	161,618	2.6	1.8	161,618	25.1	22.0
Customer funds	144,553	(1.3)	(2.1)	144,553	5.0	1.5
Customer deposits ³	130,434	(2.1)	(2.9)	130,434	6.9	3.9
Mutual funds	14,119	7.1	5.6	14,119	(10.2)	(16.2)
Risk-weighted assets	106,989	(0.9)		106,989	8.0

Ratios (%) and employees
RoTE	19.7	(1.2)		20.3	0.8
Efficiency ratio	41.9	2.2		40.8	(3.9)
NPL ratio	1.02	0.17		1.02	0.25
NPL coverage ratio	37	0		37	(6)
Number of employees	13,313	(2.2)		13,313	4.5

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

56	January - June 2026

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•Information by segment

Wealth Management & Insurance						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	340	7.9	7.4	655	(2.4)	(1.4)
Net fee income	442	(3.2)	(3.8)	898	10.5	11.2
Gains (losses) on financial transactions [1]	135	11.6	10.7	255	40.3	40.6
Other operating income	177	63.5	61.2	285	7.3	4.8
Total income	1,093	9.3	8.5	2,093	8.4	8.7
Total costs	(367)	0.1	(0.6)	(733)	4.5	5.6
Net operating income	726	14.6	13.8	1,360	10.6	10.5
Net loan-loss provisions	2	—	—	(7)	(66.1)	(66.3)
Other gains (losses) and provisions	4	—	—	3	—	—
Profit before tax	732	17.2	16.4	1,356	13.4	13.2
Tax on profit	(127)	6.6	5.9	(246)	(7.1)	(7.0)
Profit from continuing operations	605	19.7	18.8	1,110	19.2	19.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	605	19.7	18.8	1,110	19.2	19.0
Non-controlling interests	(15)	18.2	16.3	(27)	7.8	5.4
Underlying attributable profit to the parent	590	19.7	18.9	1,083	19.5	19.3

Activity metrics
Gross loans and advances to customers ²	27,071	6.6	5.8	27,071	7.6	5.8
Customer funds	193,687	6.0	5.4	193,687	14.7	12.4
Customer deposits ³	56,591	1.8	1.2	56,591	0.1	(1.0)
Mutual funds	137,096	7.9	7.2	137,096	22.1	19.1
Risk-weighted assets	18,020	(1.3)		18,020	9.1
Assets under management	580,941	6.6	5.8	580,941	16.8	13.2
Gross written premiums	3,398	21.0	19.7	6,205	11.9	11.1

Ratios (%), employees and customers
RoTE	62.5	11.0		56.9	(3.0)
Efficiency ratio	33.6	(3.1)		35.0	(1.3)
NPL ratio	1.17	(0.02)		1.17	0.21
NPL coverage ratio	50	(7)		50	(21)
Number of employees	7,315	(0.1)		7,315	(1.0)
Number of Private Banking customers (thousands) [4]	302	6.6		302	4.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Affected by a perimeter change. On a like-for-like basis, year-on-year growth would be +11%.

January - June 2026	57

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•Information by segment

Payment Solutions						Q
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	37	(19.8)	(23.1)	82	2.3	(1.7)
Net fee income	290	5.9	4.2	563	10.4	7.5
Gains (losses) on financial transactions [1]	0	—	—	0	(99.9)	(99.9)
Other operating income	61	(4.4)	(4.5)	126	58.0	57.8
Total income	387	1.0	(0.7)	771	20.2	17.1
Total costs	(337)	4.9	3.8	(657)	9.5	7.6
Net operating income	51	(19.0)	(22.9)	114	176.5	138.3
Net loan-loss provisions	(6)	(52.8)	(54.7)	(20)	85.1	80.5
Other gains (losses) and provisions	(1)	—	—	(1)	(85.6)	(85.6)
Profit before tax	43	(12.2)	(16.8)	92	326.6	230.4
Tax on profit	24	—	—	(2)	10.4	(55.6)
Profit from continuing operations	67	187.2	175.3	91	348.6	271.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	67	187.2	175.3	91	348.6	271.5
Non-controlling interests	(9)	134.5	135.0	(13)	174.1	165.9
Underlying attributable profit to the parent	59	197.4	182.7	78	400.2	297.0

Activity metrics
Gross loans and advances to customers ²	1,106	(5.6)	(7.5)	1,106	(11.4)	(18.0)
Customer funds	1,876	5.5	5.5	1,876	87.9	87.9
Customer deposits ³	1,876	5.5	5.5	1,876	87.9	87.9
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	5,621	18.5		5,621	(9.2)

Ratios (%) and employees
EBITDA margin	31.7	(1.7)		32.6	3.8
NPL ratio	4.71	0.75		4.71	1.62
NPL coverage ratio	57	0		57	4
Number of employees	8,213	0.1		8,213	0.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - June 2026

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•Information by segment

Corporate Centre						Q
EUR million
			/ Q1'26			/ H1'25
Underlying income statement	Q2'26	Q1'26%		H1'26	H1'25%
Net interest income	(200)	(138)	44.8	(338)	(232)	45.9
Net fee income	(1)	(6)	(87.3)	(6)	(16)	(60.6)
Gains (losses) on financial transactions [1]	(259)	(191)	35.6	(450)	(143)	214.1
Other operating income	165	164	0.7	329	39	751.4
Total income	(295)	(171)	72.3	(466)	(353)	32.2
Total costs	(104)	(103)	1.7	(207)	(214)	(3.2)
Net operating income	(399)	(274)	45.9	(673)	(567)	18.8
Net loan-loss provisions	0	2	(74.7)	2	(197)	—
Other gains (losses) and provisions	(51)	(24)	114.5	(75)	(43)	74.7
Profit before tax	(450)	(296)	52.1	(746)	(807)	(7.5)
Tax on profit	65	155	(58.0)	221	93	136.1
Profit from continuing operations	(385)	(141)	173.8	(526)	(713)	(26.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(385)	(141)	173.8	(526)	(713)	(26.3)
Non-controlling interests	0	0	62.3	0	0	—
Underlying attributable profit to the parent	(385)	(141)	173.9	(525)	(713)	(26.4)

Balance sheet
Loans and advances to customers	6,379	6,967	(8.4)	6,379	7,208	(11.5)
Cash, central banks and credit institutions	122,570	113,576	7.9	122,570	101,315	21.0
Debt instruments	17,962	12,034	49.3	17,962	10,556	70.2
Other financial assets	2,994	2,802	6.8	2,994	1,784	67.8
Other asset accounts	121,433	122,273	(0.7)	121,433	179,007	(32.2)
Total assets	271,337	257,652	5.3	271,337	299,870	(9.5)
Customer deposits	1,501	1,360	10.4	1,501	1,841	(18.5)
Central banks and credit institutions	30,909	29,650	4.2	30,909	22,262	38.8
Marketable debt securities	125,556	111,805	12.3	125,556	109,719	14.4
Other financial liabilities	934	2,860	(67.4)	934	14	—
Other liabilities accounts	6,618	5,516	20.0	6,618	66,700	(90.1)
Total liabilities	165,517	151,191	9.5	165,517	200,536	(17.5)
Total equity	105,820	106,462	(0.6)	105,820	99,334	6.5

Memorandum items:
Gross loans and advances to customers [2]	6,429	7,013	(8.3)	6,429	7,365	(12.7)
Customer funds	1,501	1,360	10.4	1,501	1,841	(18.5)
Customer deposits [3]	1,501	1,360	10.4	1,501	1,841	(18.5)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,867	1,866	0.0	1,867	1,812	3.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	59

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•Information by segment
Secondary segments

Spain
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	2,000	7.5	3,860	7.7
Net fee income	824	7.8	1,588	5.7
Gains (losses) on financial transactions [1]	16	(96.3)	440	(23.0)
Other operating income	387	272.5	491	7.2
Total income	3,227	2.4	6,380	4.3
Total costs	(1,063)	(1.6)	(2,142)	(2.7)
Net operating income	2,164	4.4	4,238	8.2
Net loan-loss provisions	(331)	26.7	(592)	(1.2)
Other gains (losses) and provisions	(96)	361.9	(117)	38.8
Profit before tax	1,738	(3.0)	3,529	9.2
Tax on profit	(489)	(3.4)	(995)	2.2
Profit from continuing operations	1,249	(2.9)	2,534	12.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,249	(2.9)	2,534	12.2
Non-controlling interests	(1)	—	(1)	163.2
Underlying attributable profit to the parent	1,248	(2.9)	2,534	12.2

Balance sheet
Loans and advances to customers	295,419	6.7	295,419	11.9
Cash, central banks and credit institutions	63,122	(16.6)	63,122	(35.5)
Debt instruments	134,989	3.1	134,989	40.7
Other financial assets	56,329	0.1	56,329	15.7
Other asset accounts	16,645	(5.0)	16,645	(21.3)
Total assets	566,503	1.6	566,503	7.4
Customer deposits	360,569	0.0	360,569	4.1
Central banks and credit institutions	67,692	19.5	67,692	35.8
Marketable debt securities	28,908	1.6	28,908	9.6
Other financial liabilities	68,510	(3.4)	68,510	9.2
Other liabilities accounts	22,060	0.4	22,060	2.4
Total liabilities	547,739	1.7	547,739	8.1
Total equity	18,764	(1.6)	18,764	(9.6)

Memorandum items:
Gross loans and advances to customers [2]	251,026	2.6	251,026	8.0
Customer funds	438,012	2.3	438,012	8.2
Customer deposits [3]	321,426	1.2	321,426	5.0
Mutual funds	116,586	5.6	116,586	17.8

Ratios (%), branches and customers
RoTE	26.3	0.4	26.2	4.8
Efficiency ratio	32.9	(1.3)	33.6	(2.4)
NPL ratio	1.87	(0.07)	1.87	(0.25)
NPL coverage ratio	53	0	53	0
Number of branches	1,458	(9.3)	1,458	(15.4)
Number of total customers (thousands)	15,442	0.5	15,442	0.4
Number of active customers (thousands)	9,440	1.3	9,440	4.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - June 2026

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•Information by segment

UK
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,453	17.7	17.5	2,687	5.7	8.8
Net fee income	117	25.9	25.7	26	25.7	29.6
Gains (losses) on financial transactions [1]	(11)	(56.6)	(56.8)	(37)	(45.5)	(43.9)
Other operating income	(67)	(16.1)	(16.3)	(147)	(1.4)	1.5
Total income	1,491	22.1	21.9	2,713	8.8	12.0
Total costs	(777)	16.6	16.3	(1,444)	(4.9)	(2.1)
Net operating income	714	28.8	28.5	1,268	30.2	34.1
Net loan-loss provisions	(115)	52.5	52.2	(191)	69.4	74.4
Other gains (losses) and provisions	(52)	33.0	32.7	(90)	(9.1)	(6.4)
Profit before tax	547	24.4	24.1	987	29.5	33.4
Tax on profit	(141)	17.2	17.0	(262)	29.7	33.5
Profit from continuing operations	406	27.0	26.8	725	29.5	33.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	406	27.0	26.8	725	29.5	33.3
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	406	27.0	26.8	725	29.5	33.3

Balance sheet
Loans and advances to customers	286,813	15.6	14.0	286,813	19.5	20.1
Cash, central banks and credit institutions	62,810	15.5	14.0	62,810	6.3	6.8
Debt instruments	13,156	25.9	24.2	13,156	0.8	1.3
Other financial assets	759	122.6	119.6	759	161.6	162.8
Other asset accounts	7,043	99.5	96.8	7,043	55.5	56.2
Total assets	370,582	17.0	15.4	370,582	16.9	17.5
Customer deposits	271,367	20.7	19.1	271,367	21.8	22.3
Central banks and credit institutions	20,171	2.7	1.3	20,171	(14.4)	(14.0)
Marketable debt securities	58,709	7.0	5.6	58,709	10.0	10.5
Other financial liabilities	3,446	10.3	8.8	3,446	25.7	26.2
Other liabilities accounts	2,598	38.8	37.0	2,598	32.5	33.1
Total liabilities	356,291	17.1	15.5	356,291	17.0	17.5
Total equity	14,291	13.7	12.2	14,291	14.8	15.3

Memorandum items:
Gross loans and advances to customers [2]	276,971	19.7	18.0	276,971	20.7	21.3
Customer funds	274,500	20.4	18.8	274,500	22.6	23.1
Customer deposits [3]	266,554	21.1	19.5	266,554	23.2	23.7
Mutual funds	7,946	0.7	(0.6)	7,946	5.7	6.2

Ratios (%), branches and customers
RoTE	11.7	2.0		10.7	1.8
Efficiency ratio	52.1	(2.5)		53.2	(7.7)
NPL ratio	0.97	(0.07)		0.97	(0.28)
NPL coverage ratio	35	2		35	4
Number of branches	484	38.7		484	15.2
Number of total customers (thousands)	26,954	18.5		26,954	19.4
Number of active customers (thousands)	15,924	18.0		15,924	17.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	61

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•Information by segment

Portugal
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	333	(1.7)	672	(1.7)
Net fee income	133	0.6	266	4.5
Gains (losses) on financial transactions [1]	7	(51.7)	21	(46.5)
Other operating income	(31)	—	(22)	—
Total income	443	(10.4)	937	(5.2)
Total costs	(132)	(1.1)	(266)	(0.6)
Net operating income	311	(13.8)	672	(6.9)
Net loan-loss provisions	(10)	(21.7)	(22)	—
Other gains (losses) and provisions	(10)	4.6	(19)	—
Profit before tax	292	(14.0)	631	(13.6)
Tax on profit	(70)	(20.9)	(159)	(22.2)
Profit from continuing operations	221	(11.6)	472	(10.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	221	(11.6)	472	(10.3)
Non-controlling interests	0	(92.3)	0	(60.0)
Underlying attributable profit to the parent	221	(11.5)	471	(10.2)

Balance sheet
Loans and advances to customers	42,640	1.3	42,640	7.4
Cash, central banks and credit institutions	2,638	(32.0)	2,638	(34.1)
Debt instruments	16,331	0.0	16,331	7.7
Other financial assets	1,372	6.4	1,372	16.8
Other asset accounts	951	3.2	951	(8.7)
Total assets	63,932	(0.9)	63,932	4.7
Customer deposits	41,947	1.5	41,947	5.7
Central banks and credit institutions	8,430	(25.4)	8,430	(4.9)
Marketable debt securities	6,705	20.2	6,705	20.1
Other financial liabilities	285	(7.8)	285	(17.1)
Other liabilities accounts	3,399	9.8	3,399	(0.4)
Total liabilities	60,766	(1.4)	60,766	5.0
Total equity	3,166	8.9	3,166	(1.0)

Memorandum items:
Gross loans and advances to customers [2]	43,296	1.1	43,296	7.1
Customer funds	47,794	1.9	47,794	6.5
Customer deposits [3]	41,947	1.5	41,947	5.7
Mutual funds	5,847	4.7	5,847	12.4

Ratios (%), branches and customers
RoTE	28.6	(2.0)	29.7	(1.4)
Efficiency ratio	29.8	2.8	28.3	1.3
NPL ratio	1.77	(0.17)	1.77	(0.37)
NPL coverage ratio	82	(1)	82	1
Number of branches	281	(5.4)	281	(24.7)
Number of total customers (thousands)	2,963	(0.1)	2,963	0.0
Number of active customers (thousands)	1,957	0.3	1,957	1.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - June 2026

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•Information by segment

Openbank Europe
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,211	0.6	0.2	2,415	6.6	6.2
Net fee income	195	2.5	2.4	385	3.4	3.5
Gains (losses) on financial transactions [1]	(20)	89.6	89.8	(30)	46.7	47.1
Other operating income	114	9.0	8.7	219	5.0	5.9
Total income	1,501	0.8	0.5	2,989	5.7	5.5
Total costs	(663)	(6.2)	(6.5)	(1,370)	(6.9)	(7.0)
Net operating income	837	7.2	6.8	1,619	19.4	19.1
Net loan-loss provisions	(347)	1.2	1.0	(689)	11.3	11.2
Other gains (losses) and provisions	(58)	(77.4)	(77.5)	(314)	—	—
Profit before tax	433	136.3	134.7	616	(15.3)	(15.6)
Tax on profit	(148)	123.2	122.3	(215)	2.8	2.4
Profit from continuing operations	285	143.7	141.7	402	(22.5)	(22.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	285	143.7	141.7	402	(22.5)	(22.9)
Non-controlling interests	(77)	6.9	7.0	(149)	21.5	21.6
Underlying attributable profit to the parent	208	363.2	354.5	253	(36.2)	(36.6)

Balance sheet
Loans and advances to customers	142,447	2.0	1.9	142,447	2.3	1.9
Cash, central banks and credit institutions	15,581	(3.7)	(3.9)	15,581	(11.9)	(12.2)
Debt instruments	7,409	1.7	1.8	7,409	(8.7)	(8.9)
Other financial assets	74	(55.9)	(55.9)	74	(29.6)	(29.6)
Other asset accounts	12,710	5.5	5.4	12,710	8.2	7.8
Total assets	178,221	1.6	1.6	178,221	0.7	0.4
Customer deposits	82,924	1.7	1.8	82,924	(1.3)	(1.7)
Central banks and credit institutions	29,219	6.9	6.3	29,219	(6.3)	(6.5)
Marketable debt securities	44,523	(0.8)	(0.8)	44,523	11.9	11.7
Other financial liabilities	2,468	11.7	11.7	2,468	(4.5)	(4.6)
Other liabilities accounts	6,345	2.7	2.6	6,345	11.6	11.2
Total liabilities	165,479	2.1	2.0	165,479	1.4	1.0
Total equity	12,743	(3.7)	(3.6)	12,743	(7.2)	(7.7)

Memorandum items:
Gross loans and advances to customers [2]	145,717	1.9	1.9	145,717	2.4	2.0
Customer funds	88,644	2.2	2.2	88,644	(0.1)	(0.6)
Customer deposits [3]	82,924	1.7	1.8	82,924	(1.3)	(1.7)
Mutual funds	5,719	9.2	9.2	5,719	19.9	19.9

Ratios (%), branches and customers
RoTE	7.9	7.1		4.3	(2.6)
Efficiency ratio	44.2	(3.3)		45.8	(6.2)
NPL ratio	2.57	(0.07)		2.57	(0.05)
NPL coverage ratio	88	0		88	6
Number of branches	293	(0.3)		293	(1.3)
Number of total customers (thousands)	20,263	1.1		20,263	3.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	63

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•Information by segment

US
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,475	2.8	2.2	2,909	(1.4)	5.4
Net fee income	386	4.5	3.9	755	11.3	18.9
Gains (losses) on financial transactions [1]	117	(19.8)	(20.3)	263	53.0	63.4
Other operating income	50	79.9	79.0	77	(39.7)	(35.6)
Total income	2,027	2.6	1.9	4,004	2.0	8.9
Total costs	(896)	(4.4)	(5.0)	(1,833)	(6.9)	(0.5)
Net operating income	1,131	8.8	8.1	2,171	10.8	18.4
Net loan-loss provisions	(427)	(8.2)	(8.8)	(892)	(13.2)	(7.3)
Other gains (losses) and provisions	4	—	—	(5)	(82.2)	(81.0)
Profit before tax	708	25.1	24.4	1,274	41.0	50.6
Tax on profit	(148)	7.4	6.8	(285)	339.5	369.5
Profit from continuing operations	560	30.7	30.0	989	17.9	25.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	560	30.7	30.0	989	17.9	25.9
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	560	30.7	30.0	989	17.9	25.9

Balance sheet
Loans and advances to customers	153,078	9.1	8.1	153,078	24.8	21.4
Cash, central banks and credit institutions	21,170	(10.4)	(11.2)	21,170	(24.6)	(26.7)
Debt instruments	34,647	1.7	0.8	34,647	(9.2)	(11.7)
Other financial assets	3,996	18.9	17.8	3,996	75.0	70.1
Other asset accounts	10,165	(2.0)	(2.9)	10,165	(21.5)	(23.6)
Total assets	223,056	5.3	4.4	223,056	9.3	6.3
Customer deposits	133,484	8.8	7.9	133,484	17.2	13.9
Central banks and credit institutions	37,799	0.6	(0.3)	37,799	0.2	(2.6)
Marketable debt securities	25,747	(1.7)	(2.5)	25,747	(10.2)	(12.6)
Other financial liabilities	7,466	4.6	3.7	7,466	28.2	24.7
Other liabilities accounts	3,099	12.0	11.0	3,099	0.8	(2.0)
Total liabilities	207,594	5.8	4.8	207,594	9.7	6.7
Total equity	15,463	0.1	(0.8)	15,463	4.2	1.4

Memorandum items:
Gross loans and advances to customers [2]	115,701	0.7	(0.2)	115,701	9.2	6.2
Customer funds	103,278	1.8	0.9	103,278	6.5	3.6
Customer deposits [3]	86,157	0.4	(0.5)	86,157	4.0	1.2
Mutual funds	17,121	9.5	8.5	17,121	20.9	17.5

Ratios (%), branches and customers
RoTE	14.7	3.1		13.2	2.2
Efficiency ratio	44.2	(3.2)		45.8	(4.3)
NPL ratio	4.43	(0.21)		4.43	(0.17)
NPL coverage ratio	53	(1)		53	(10)
Number of branches	372	(1.3)		372	(7.7)
Number of total customers (thousands)	4,288	(1.9)		4,288	(4.2)
Number of active customers (thousands)	4,109	(1.2)		4,109	(4.0)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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•Information by segment

Mexico
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	1,295	7.2	5.5	2,502	11.8	4.5
Net fee income	405	1.6	0.0	804	16.7	9.0
Gains (losses) on financial transactions [1]	107	44.3	42.3	182	33.1	24.4
Other operating income	(52)	110.1	107.5	(76)	42.0	32.7
Total income	1,756	6.0	4.3	3,412	13.4	5.9
Total costs	(707)	3.9	2.2	(1,388)	5.9	(1.0)
Net operating income	1,048	7.4	5.7	2,024	19.1	11.3
Net loan-loss provisions	(366)	1.9	0.2	(725)	19.5	11.6
Other gains (losses) and provisions	(9)	(20.4)	(21.8)	(19)	—	—
Profit before tax	674	11.2	9.5	1,280	17.1	9.4
Tax on profit	(199)	7.7	6.0	(383)	28.9	20.4
Profit from continuing operations	476	12.7	11.0	897	12.7	5.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	476	12.7	11.0	897	12.7	5.3
Non-controlling interests	0	(82.8)	(83.8)	(1)	(72.4)	(74.2)
Underlying attributable profit to the parent	475	12.8	11.1	897	12.9	5.5

Balance sheet
Loans and advances to customers	51,531	3.0	(1.1)	51,531	19.9	8.0
Cash, central banks and credit institutions	15,731	18.6	14.0	15,731	46.5	32.0
Debt instruments	33,515	0.7	(3.2)	33,515	25.6	13.1
Other financial assets	4,782	(7.0)	(10.6)	4,782	15.9	4.5
Other asset accounts	5,673	(1.7)	(5.6)	5,673	5.5	(5.0)
Total assets	111,231	3.5	(0.6)	111,231	23.7	11.5
Customer deposits	60,829	6.6	2.4	60,829	25.7	13.2
Central banks and credit institutions	17,072	6.0	1.9	17,072	19.6	7.7
Marketable debt securities	10,725	8.3	4.1	10,725	15.8	4.3
Other financial liabilities	10,195	(15.3)	(18.6)	10,195	38.6	24.9
Other liabilities accounts	3,101	(7.4)	(11.0)	3,101	13.3	2.1
Total liabilities	101,921	3.5	(0.5)	101,921	24.3	11.9
Total equity	9,310	2.9	(1.1)	9,310	18.1	6.4

Memorandum items:
Gross loans and advances to customers [2]	53,145	3.2	(0.9)	53,145	19.9	8.0
Customer funds	73,257	4.8	0.7	73,257	17.5	5.9
Customer deposits [3]	47,819	2.4	(1.6)	47,819	15.9	4.4
Mutual funds	25,439	9.7	5.4	25,439	20.7	8.8

Ratios (%), branches and customers
RoTE	21.5	1.7		20.7	(0.3)
Efficiency ratio	40.3	(0.8)		40.7	(2.8)
NPL ratio	2.97	0.20		2.97	0.04
NPL coverage ratio	100	(3)		100	1
Number of branches	1,264	(0.2)		1,264	(5.1)
Number of total customers (thousands)	23,538	2.5		23,538	8.5
Number of active customers (thousands)	12,889	4.2		12,889	14.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	65

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•Information by segment

Brazil
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	2,611	6.3	1.6	5,067	6.9	2.1
Net fee income	819	2.8	(1.8)	1,615	4.3	(0.4)
Gains (losses) on financial transactions [1]	(92)	688.7	668.2	(104)	650.8	617.3
Other operating income	(1)	—	—	16	(51.4)	(53.5)
Total income	3,337	2.4	(2.2)	6,595	4.5	(0.1)
Total costs	(1,385)	7.9	3.1	(2,669)	8.2	3.3
Net operating income	1,952	(1.1)	(5.7)	3,926	2.2	(2.4)
Net loan-loss provisions	(1,266)	8.3	3.5	(2,436)	6.4	1.6
Other gains (losses) and provisions	(29)	532.0	515.0	(33)	—	—
Profit before tax	657	(17.8)	(22.0)	1,457	(6.1)	(10.3)
Tax on profit	(50)	(75.2)	(78.1)	(251)	(44.9)	(47.4)
Profit from continuing operations	607	1.5	(3.2)	1,206	10.1	5.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	607	1.5	(3.2)	1,206	10.1	5.1
Non-controlling interests	(57)	(0.4)	(5.1)	(113)	13.8	8.8
Underlying attributable profit to the parent	551	1.7	(3.0)	1,093	9.7	4.8

Balance sheet
Loans and advances to customers	94,142	2.0	0.3	94,142	11.2	2.7
Cash, central banks and credit institutions	59,854	(1.3)	(2.9)	59,854	15.9	7.0
Debt instruments	54,535	10.5	8.7	54,535	21.3	12.1
Other financial assets	7,806	(38.9)	(39.9)	7,806	(15.4)	(21.9)
Other asset accounts	16,702	5.1	3.4	16,702	11.8	3.3
Total assets	233,039	0.9	(0.7)	233,039	13.4	4.8
Customer deposits	108,127	8.0	6.3	108,127	19.1	10.0
Central banks and credit institutions	35,686	(1.8)	(3.4)	35,686	5.7	(2.4)
Marketable debt securities	31,977	1.2	(0.4)	31,977	20.2	11.1
Other financial liabilities	33,424	(16.4)	(17.8)	33,424	3.1	(4.8)
Other liabilities accounts	6,446	5.1	3.4	6,446	4.4	(3.6)
Total liabilities	215,661	0.7	(0.9)	215,661	13.7	5.0
Total equity	17,378	3.0	1.4	17,378	10.5	2.0

Memorandum items:
Gross loans and advances to customers [2]	99,966	1.8	0.2	99,966	11.9	3.4
Customer funds	152,212	5.2	3.5	152,212	16.6	7.7
Customer deposits [3]	92,588	7.0	5.3	92,588	16.8	7.9
Mutual funds	59,623	2.4	0.8	59,623	16.3	7.4

Ratios (%), branches and customers
RoTE	14.2	(0.6)		14.5	0.3
Efficiency ratio	41.5	2.1		40.5	1.4
NPL ratio	7.89	0.67		7.89	1.35
NPL coverage ratio	72	(7)		72	(10)
Number of branches	1,515	(2.3)		1,515	(19.8)
Number of total customers (thousands)	76,189	1.3		76,189	6.3
Number of active customers (thousands)	34,381	0.6		34,381	2.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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•Information by segment

Chile
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	608	25.3	26.4	1,093	9.0	8.9
Net fee income	146	(8.6)	(7.7)	306	3.1	3.0
Gains (losses) on financial transactions [1]	58	(29.8)	(29.0)	140	16.9	16.7
Other operating income	(2)	—	—	0	(94.6)	(94.6)
Total income	809	11.1	12.1	1,538	9.1	8.9
Total costs	(236)	6.6	7.6	(457)	(6.5)	(6.6)
Net operating income	573	13.1	14.1	1,081	17.3	17.2
Net loan-loss provisions	(147)	7.7	8.6	(284)	(3.4)	(3.5)
Other gains (losses) and provisions	(6)	(35.9)	(35.1)	(16)	227.6	227.3
Profit before tax	420	16.4	17.4	781	25.5	25.3
Tax on profit	(53)	(16.3)	(15.4)	(116)	26.5	26.3
Profit from continuing operations	367	23.3	24.4	666	25.3	25.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	367	23.3	24.4	666	25.3	25.2
Non-controlling interests	(108)	22.7	23.7	(196)	20.9	20.8
Underlying attributable profit to the parent	259	23.6	24.6	469	27.2	27.1

Balance sheet
Loans and advances to customers	41,154	2.2	0.3	41,154	7.4	3.2
Cash, central banks and credit institutions	6,478	(1.5)	(3.3)	6,478	44.7	39.1
Debt instruments	10,508	13.5	11.4	10,508	26.8	21.8
Other financial assets	10,925	(4.1)	(5.9)	10,925	(2.7)	(6.5)
Other asset accounts	2,289	(3.1)	(4.9)	2,289	13.5	9.0
Total assets	71,354	2.2	0.3	71,354	10.9	6.6
Customer deposits	31,496	7.8	5.8	31,496	15.4	10.9
Central banks and credit institutions	10,401	2.9	1.0	10,401	20.6	15.9
Marketable debt securities	9,373	(1.7)	(3.5)	9,373	(3.8)	(7.6)
Other financial liabilities	12,108	(3.2)	(5.0)	12,108	3.3	(0.8)
Other liabilities accounts	2,112	(16.0)	(17.6)	2,112	4.9	0.8
Total liabilities	65,489	2.5	0.6	65,489	10.2	5.9
Total equity	5,865	(1.7)	(3.5)	5,865	18.8	14.2

Memorandum items:
Gross loans and advances to customers [2]	42,369	2.5	0.6	42,369	8.8	4.5
Customer funds	44,833	6.8	4.9	44,833	14.8	10.3
Customer deposits [3]	30,335	6.4	4.4	30,335	14.0	9.5
Mutual funds	14,498	7.8	5.8	14,498	16.5	12.0

Ratios (%), branches and customers
RoTE	24.8	5.6		22.0	2.5
Efficiency ratio	29.2	(1.2)		29.7	(4.9)
NPL ratio	5.79	0.04		5.79	0.36
NPL coverage ratio	47	0		47	(2)
Number of branches	223	(2.2)		223	(3.5)
Number of total customers (thousands)	4,826	1.4		4,826	6.9
Number of active customers (thousands)	2,693	(0.1)		2,693	1.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	67

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•Information by segment

Argentina
EUR million
		/ Q1'26		/ H1'25
Underlying income statement	Q2'26%		H1'26%
Net interest income	562	(6.4)	1,162	23.8
Net fee income	232	5.7	452	15.9
Gains (losses) on financial transactions [1]	70	50.4	116	(4.1)
Other operating income	(156)	(29.2)	(376)	23.1
Total income	708	9.6	1,355	18.3
Total costs	(255)	(3.3)	(518)	(0.5)
Net operating income	454	18.4	837	34.0
Net loan-loss provisions	(265)	(18.9)	(592)	183.2
Other gains (losses) and provisions	(8)	(48.5)	(23)	2.3
Profit before tax	180	342.3	221	(43.6)
Tax on profit	(38)	—	(27)	(79.3)
Profit from continuing operations	142	172.9	194	(26.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	142	172.9	194	(26.0)
Non-controlling interests	0	194.8	0	(39.3)
Underlying attributable profit to the parent	142	172.9	194	(26.0)

Balance sheet
Loans and advances to customers	9,012	4.1	9,012	4.7
Cash, central banks and credit institutions	3,751	(6.3)	3,751	(8.3)
Debt instruments	4,284	32.0	4,284	51.9
Other financial assets	55	11.3	55	(19.3)
Other asset accounts	1,329	7.3	1,329	38.1
Total assets	18,431	7.2	18,431	11.4
Customer deposits	12,012	7.6	12,012	4.7
Central banks and credit institutions	983	(10.0)	983	65.4
Marketable debt securities	316	72.7	316	5.7
Other financial liabilities	1,604	26.8	1,604	47.5
Other liabilities accounts	504	(17.2)	504	(1.8)
Total liabilities	15,419	7.7	15,419	10.4
Total equity	3,012	4.6	3,012	16.8

Memorandum items:
Gross loans and advances to customers [2]	9,896	4.2	9,896	10.1
Customer funds	20,520	9.7	20,520	15.5
Customer deposits [3]	12,012	7.6	12,012	4.7
Mutual funds	8,507	12.9	8,507	35.4

Ratios (%), branches and customers
RoTE	20.4	13.4	13.9	(7.9)
Efficiency ratio	36.0	(4.8)	38.2	(7.2)
NPL ratio	9.93	(0.12)	9.93	6.17
NPL coverage ratio	89	(1)	89	(32)
Number of branches	366	(3.7)	366	(9.6)
Number of total customers (thousands)	5,580	2.1	5,580	4.9
Number of active customers (thousands)	3,719	1.8	3,719	1.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - June 2026

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•Information by segment

Rest of the Group
EUR million
		/	Q1'26		/	H1'25
Underlying income statement	Q2'26%		% excl. FX	H1'26%		% excl. FX
Net interest income	344	2.1	2.8	682	30.5	31.2
Net fee income	237	(0.9)	(0.6)	476	11.3	12.3
Gains (losses) on financial transactions [1]	89	(13.0)	(14.5)	190	72.6	73.7
Other operating income	32	214.0	224.3	42	36.1	36.9
Total income	702	2.0	2.3	1,391	27.4	28.3
Total costs	(508)	24.5	25.0	(916)	11.4	12.3
Net operating income	194	(30.8)	(30.8)	474	76.3	77.0
Net loan-loss provisions	(76)	(3.0)	(1.3)	(155)	38.5	35.9
Other gains (losses) and provisions	1	—	—	(4)	(86.9)	(86.9)
Profit before tax	119	(39.8)	(40.0)	316	144.7	151.0
Tax on profit	(28)	(42.6)	(43.6)	(77)	84.0	83.8
Profit from continuing operations	91	(38.8)	(38.8)	239	173.9	184.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	91	(38.8)	(38.8)	239	173.9	184.5
Non-controlling interests	(9)	591.9	507.4	(10)	—	—
Underlying attributable profit to the parent	82	(44.2)	(44.0)	229	150.4	160.4

Balance sheet
Loans and advances to customers	26,546	4.9	2.5	26,546	13.9	8.0
Cash, central banks and credit institutions	11,404	(23.2)	(24.1)	11,404	68.6	62.4
Debt instruments	14,323	4.3	3.3	14,323	171.2	162.4
Other financial assets	3,140	42.5	39.7	3,140	21.0	13.5
Other asset accounts	3,630	9.1	8.3	3,630	15.3	13.2
Total assets	59,043	(0.6)	(2.2)	59,043	43.6	37.2
Customer deposits	29,506	(0.4)	(2.1)	29,506	36.1	30.6
Central banks and credit institutions	13,944	(8.5)	(10.2)	13,944	53.6	42.7
Marketable debt securities	5,529	(2.2)	(2.7)	5,529	115.7	112.9
Other financial liabilities	3,576	32.7	30.0	3,576	54.4	48.9
Other liabilities accounts	1,683	17.5	15.8	1,683	33.0	29.4
Total liabilities	54,238	(0.8)	(2.3)	54,238	47.0	40.3
Total equity	4,805	0.7	(0.9)	4,805	14.3	9.7

Memorandum items:
Gross loans and advances to customers [2]	27,047	4.9	2.5	27,047	13.9	8.0
Customer funds	52,743	6.2	5.0	52,743	41.2	37.3
Customer deposits [3]	29,278	(0.4)	(2.1)	29,278	36.5	30.9
Mutual funds	23,465	15.7	15.3	23,465	47.6	46.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2026	69

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Alternative performance measures
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the 'Financial information by segment' section, covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.
As a result of the announcement of the Poland disposal on 5 May 2025 and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Consequently, the results affected by the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations. In Q1 2026, this line 'profit/(loss) after tax from discontinued operations' recorded the capital gain from the completion of the Poland disposal.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025 and the capital gain from the completion of the Poland disposal in Q1 2026 in a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit, thereby enabling a consistent comparison.
From Q2 2026, there no additional impacts from the Poland disposal.
Following the completion of the TSB acquisition, TSB results have been included line by line in both the statutory and underlying income statements from May 2026.
However, in the underlying income statement, the restructuring costs associated with this transaction were recorded under ‘non-recurring items’, as they are costs associated with M&A activity and, therefore, are excluded from the Group’s underlying attributable profit.

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•Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2026
	Statutory results	Adjustments	Underlying results
Net interest income	22,711	—	22,711
Net fee income	6,851	—	6,851
Gains (losses) on financial transactions [1]	732	—	732
Other operating income	528	25	553
Total income	30,822	25	30,847
Total costs	(12,535)	(676)	(13,211)
Net operating income	18,287	(651)	17,636
Net loan-loss provisions	(6,574)	—	(6,574)
Other gains (losses) and provisions	(1,752)	1,037	(715)
Profit before tax	9,961	386	10,347
Tax on profit	(2,442)	(107)	(2,549)
Profit from continuing operations	7,519	279	7,798
Net profit from discontinued operations	1,895	(1,895)	—
Consolidated profit	9,414	(1,616)	7,798
Non-controlling interests	(441)	(29)	(470)
Profit attributable to the parent	8,973	(1,645)	7,328
1. Includes exchange differences.

Explanation of adjustments corresponding to 2026 results:
•Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 676 million.
•In the statutory income statement, the EUR 1,895 million capital gain resulting from the completion of the Poland disposal in Q1 2026 was recorded in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, said capital gain is excluded from underlying profit.
•In the statutory income statement, EUR 250 million (net of tax) of restructuring costs associated with the TSB acquisition in Q2 2026 were recorded in the 'provisions or reversal of provisions' line item, aggregated in 'other gains (losses) and provisions'. However, in the underlying income statement, these costs have been excluded from underlying profit.
•In Q2 2026, an additional provision totalling EUR 39 million, net of tax and non-controlling interests, was recorded for or potential complaints related to motor finance dealer commissions in the UK associated with our joint ventures. In the underlying income statement, this provision has been reclassified from a line item that is aggregated within ‘other operating income’, from 'tax on profit' and from 'non-controlling interests' to 'other gains (losses) and provisions', thereby recording the full amount in aggregate in a single line item.

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Reconciliation of underlying results to statutory results
EUR million
	January-June 2025
	Statutory results	Adjustments	Underlying results
Net interest income	21,211	26	21,237
Net fee income	6,342	(31)	6,311
Gains (losses) on financial transactions [1]	1,032	(6)	1,026
Other operating income	393	(1)	392
Total income	28,978	(12)	28,966
Total costs	(12,398)	(853)	(13,251)
Net operating income	16,580	(865)	15,715
Net loan-loss provisions	(6,525)	467	(6,058)
Other gains (losses) and provisions	(951)	632	(319)
Profit before tax	9,104	234	9,338
Tax on profit	(2,367)	(210)	(2,577)
Profit from continuing operations	6,737	24	6,761
Net profit from discontinued operations	726	(726)	—
Consolidated profit	7,463	(702)	6,761
Non-controlling interests	(630)	246	(384)
Profit attributable to the parent	6,833	(456)	6,377
1. Includes exchange differences.

Explanation of adjustments corresponding to 2025 results:
•In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded from underlying profit.
•Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 865 million.
•A capital gain, that falls outside the ordinary course of our business, in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million, net of tax and minority interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.

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Ratios

All underlying profitability, efficiency, credit quality and other metrics included in this 'Alternative performance measures' section have been calculated in all the periods in 2025 excluding business affected by the Poland disposal, in line with the underlying income statement, unless indicated otherwise.

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures the amount of costs needed to generate revenue. The results related to activity in Poland affected by the Poland disposal are recorded in the 'non-recurring items' line within the underlying income statement. Profitability ratios are therefore also presented on an underlying basis.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding results from operations outside the ordinary course of business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent minus AT1 costs (annualized) [2]	This indicator is used to assess the profitability of a company as a percentage of its tangible equity, deducting AT1 issuance costs from the numerator. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying profit attributable to the parent minus AT1 costs (annualized) [2]	As with RoTE, this indicator is used to assess the profitability of the tangible equity of a company, deducting AT1 issuance costs from the numerator, but excluding results from operations outside the ordinary course of business (i.e. arising from underlying activities).
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of business. It is an indicator that reflects the efficiency of the bank’s total assets in generating underlying profit over a given period.
Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit (annualized)	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of business) to the Group’s risk-weighted assets.
Average risk-weighted assets
Efficiency	Total costs [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
1.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2.Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct.
3.Total costs = Administrative expenses + Amortizations + Other operating costs.

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Profitability and efficiency 1 2 3 (EUR million and %)	Q2'26	Q1'26	H1'26	H1'25

RoE	13.7%	15.1%	15.1%	13.6%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703

Underlying RoE	13.9%	13.3%	13.6%	12.7%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
(-) Non-recurring items	(250)	1,895	1,645	913
Underlying profit attributable to the parent (annualized)	15,076	14,240	14,658	12,752
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703

RoTE	15.8%	17.3%	17.4%	16.0%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
(-) AT1 costs (annualized)	620	654	637	620
(-) Goodwill impairment	—	—	—	(1)
Profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	14,206	15,481	15,666	13,046
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703
(-) Average intangible assets	18,375	17,478	17,927	19,030
Average stockholders' equity (excl. minority interests) - intangible assets	90,173	89,670	89,922	81,673

Underlying RoTE	16.0%	15.2%	15.6%	14.9%
Profit attributable to the parent (annualized)	14,826	16,135	16,302	13,665
(-) AT1 costs (annualized)	620	654	637	620
(-) Goodwill impairment	—	—	—	(1)
(-) Non-recurring items	(250)	1,895	1,645	913
Underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	14,456	13,586	14,021	12,133
Average stockholders' equity (excluding minority interests)	108,548	107,148	107,848	100,703
(-) Average intangible assets	18,375	17,478	17,927	19,030
Average stockholders' equity (excl. minority interests) - intangible assets	90,173	89,670	89,922	81,673

RoA	0.82%	0.92%	0.91%	0.81%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
Average total assets	1,923,462	1,847,367	1,885,415	1,835,466

Underlying RoA	0.84%	0.82%	0.83%	0.77%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	(279)	1,895	1,616	1,430
Underlying consolidated profit (annualized)	16,077	15,117	15,597	13,521
Average total assets ⁴	1,923,462	1,847,367	1,885,415	1,764,578

RoRWA	2.56%	2.80%	2.81%	2.35%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
Average risk-weighted assets ⁵	617,486	607,147	612,316	635,445

Underlying RoRWA	2.60%	2.49%	2.55%	2.23%
Consolidated profit (annualized)	15,798	17,011	17,213	14,951
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	(279)	1,895	1,616	1,430
Underlying consolidated profit (annualized)	16,077	15,117	15,597	13,521
Average risk-weighted assets ⁴ ⁵	617,486	607,147	612,316	607,358

Efficiency ratio	42.8%	42.8%	42.8%	45.7%
Operating expenses	6,405	6,130	12,535	12,398
Adjustments to operating expenses in the underlying income statement	322	354	676	853
Underlying total costs	6,727	6,484	13,211	13,251
Total income	15,682	15,140	30,822	28,978
Adjustments to total income in the underlying income statement	25	—	25	(12)
Underlying total income	15,707	15,140	30,847	28,966
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoE and RoTE is the annualized underlying profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

3.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

4.2025 figures exclude balances related to the Poland disposal.
5.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Ratio	Formula	Relevance of the metric
Global business and country underlying RoTE	Underlying profit attributable to the parent minus AT1 costs[1] (annualized, excluding goodwill impairment)
This indicator is used to assess the profitability of the tangible equity of a company arising from underlying activities, i.e. excluding results from operations outside the ordinary course of business, deducting AT1 issuance costs from the numerator.

Average stockholders' equity (excl. minority interests) - intangible assets[2]
1.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.
2.For global businesses, tangible equity is allocated according to RWA consumption.

Underlying RoTE (EUR million and %)
	H1'26			H1'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.1	7,947	46,537	16.3	7,003	42,903
Openbank	7.7	1,487	19,398	10.3	1,922	18,583
Corporate & Investment Banking	20.3	3,370	16,615	19.5	2,839	14,557
Wealth Management & Insurance	56.9	2,142	3,764	59.9	1,791	2,989

Spain	26.2	4,932	18,853	21.4	4,376	20,494
UK	10.7	1,384	12,962	8.9	1,060	11,947
Portugal	29.7	926	3,123	31.1	1,034	3,329
Openbank Europe	4.3	412	9,563	6.9	706	10,230
US	13.2	1,885	14,278	11.0	1,591	14,490
Mexico	20.7	1,758	8,484	21.0	1,558	7,423
Brazil	14.5	2,081	14,339	14.2	1,898	13,343
Chile	22.0	909	4,130	19.5	711	3,651
Argentina	13.9	372	2,673	21.8	510	2,337
Numerator: underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - tangible assets.
Payment Solutions' underlying RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	H1'26			H1'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	40.5	6,948	17,135	43.4	7,036	16,202
Openbank	41.6	2,718	6,535	44.5	2,860	6,425
Corporate & Investment Banking	40.8	1,948	4,779	44.7	1,840	4,119
Wealth Management & Insurance	35.0	733	2,093	36.3	701	1,930
Payments	85.3	657	771	93.6	600	641

Spain	33.6	2,142	6,380	36.0	2,202	6,118
UK	53.2	1,444	2,713	60.9	1,518	2,492
Portugal	28.3	266	937	27.0	267	989
Openbank Europe	45.8	1,370	2,989	52.0	1,471	2,827
US	45.8	1,833	4,004	50.1	1,968	3,927
Mexico	40.7	1,388	3,412	43.5	1,310	3,010
Brazil	40.5	2,669	6,595	39.1	2,468	6,309
Chile	29.7	457	1,538	34.7	489	1,410
Argentina	38.2	518	1,355	45.5	520	1,145
Numerator: underlying total costs.
Denominator: underlying total income.

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Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions. These metrics have been enhanced to include corporate exposures originated through private fixed income products. Additionally, they exclude the balances affected by the Poland disposal from all periods presented.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities and debt securities issued by non-financial institutions.
Total risk [1]

NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan and debt securities issued by non-financial institutions portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions.

Credit risk (EUR million and %)
	Jun-26	Mar-26	Jun-25
NPL ratio	2.93%	3.00%	2.90%
Credit impaired balances	37,560	35,893	32,636
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	34,118	33,400	30,337
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired or acquired in business combinations	603	120	64
Customer guarantees and undrawn balances classified in stage 3	1,314	1,299	1,473
Doubtful exposure of portfolios at fair value through profit or loss	30	20	22
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,495	1,054	740
Total risk	1,280,755	1,197,269	1,125,246
Impaired and non-impaired gross loans and advances to customers	1,171,965	1,093,025	1,031,536
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	86,545	82,342	74,173
Impaired and non-impaired gross debt securities issued by non-financial institutions	22,245	21,902	19,537

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	Jun-26	Mar-26	Jun-25
NPL coverage ratio	64%	66%	67%
Total allowances to cover impairment losses	24,207	23,572	21,836
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through other comprehensive income	22,803	22,216	20,810
Total allowances to cover impairment losses on customer guarantees and undrawn balances	748	764	652
Total allowances to cover impairment losses on debt securities issued by non-financial institutions measured at amortized cost and designated at fair value through other comprehensive income	656	592	374
Credit impaired balances	37,560	35,893	32,636
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	34,118	33,400	30,337
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired or acquired in business combinations	603	120	64
Customer guarantees and undrawn balances classified in stage 3	1,314	1,299	1,473
Doubtful exposure of portfolios at fair value through profit or loss	30	20	22
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,495	1,054	740

Cost of risk	1.15%	1.14%	1.13%
Underlying allowances for loan-loss provisions over the last 12 months	12,642	12,270	11,933
Allowances for loan-loss provisions over the last 12 months	12,643	12,738	12,410
Adjustments to loan-loss provisions for items outside ordinary course of business	(1)	(468)	(476)
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months	1,099,168	1,071,833	1,060,614

NPL ratio (EUR million and %)
	Jun-26			Jun-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.05	21,507	705,862	3.11	19,703	634,287
Openbank	5.61	12,390	221,021	4.97	10,521	211,670
Corporate & Investment Banking	1.02	3,241	318,379	0.77	1,874	242,557
Wealth Management & Insurance	1.17	328	27,951	0.96	248	25,820

Spain	1.87	6,350	338,761	2.13	6,490	304,773
UK	0.97	2,812	288,908	1.25	3,028	241,761
Portugal	1.77	861	48,727	2.13	980	45,986
Openbank Europe	2.57	3,756	146,047	2.62	3,739	142,860
US	4.43	7,576	170,947	4.61	6,245	135,574
Mexico	2.97	1,704	57,397	2.93	1,418	48,408
Brazil	7.89	10,178	128,937	6.55	7,384	112,764
Chile	5.79	2,665	46,051	5.43	2,288	42,140
Argentina	9.93	1,037	10,438	3.76	349	9,272
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: total risk.
Payment Solutions' NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

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NPL coverage ratio (EUR million and %)
	Jun-26			Jun-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	66	14,107	21,507	64	12,625	19,703
Openbank	70	8,650	12,390	76	8,041	10,521
Corporate & Investment Banking	37	1,211	3,241	44	818	1,874
Wealth Management & Insurance	50	163	328	70	175	248

Spain	53	3,389	6,350	53	3,454	6,490
UK	35	993	2,812	31	939	3,028
Portugal	82	704	861	81	796	980
Openbank Europe	88	3,300	3,756	82	3,078	3,739
US	53	4,044	7,576	63	3,942	6,245
Mexico	100	1,708	1,704	99	1,409	1,418
Brazil	72	7,321	10,178	82	6,044	7,384
Chile	47	1,262	2,665	50	1,140	2,288
Argentina	89	922	1,037	121	422	349
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Payment Solutions' coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk (EUR million and %)
	Jun-26			Jun-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	1.19	7,496	631,744	1.13	7,096	627,236
Openbank	2.09	4,466	214,131	2.09	4,444	212,852
Corporate & Investment Banking	0.29	641	219,023	0.07	138	188,045
Wealth Management & Insurance	0.03	7	26,175	0.19	46	24,496

Spain	0.41	1,134	276,004	0.47	1,200	256,872
UK	0.10	255	250,622	0.05	115	250,146
Portugal	0.05	23	45,045	0.00	0	42,538
Openbank Europe	1.01	1,432	142,407	0.89	1,244	139,184
US	1.47	2,108	142,968	1.68	2,365	140,972
Mexico	2.74	1,357	49,457	2.53	1,163	45,876
Brazil	4.14	4,555	109,998	4.19	4,455	106,323
Chile	1.28	521	40,826	1.31	539	41,171
Argentina	11.12	957	8,607	5.09	428	8,405
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers + debt securities issued by non-financial institutions over the last 12 months.
Payment Solutions' cost of risk is not provided as we do not consider it a relevant metric for this type of business.

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Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Insurance & Asset Management Solutions to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to the Group’s profit.

Payments' EBITDA margin	EBITDA [2]	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a financial metric whose purpose is to measure the operating performance of the business before interest, taxes and amortization, in relation to total revenue. It is used to assess the business’s operating profitability and its capacity to generate results from its core activities, isolating the impact of financial, tax and accounting factors.
Total income
1.Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.
2.EBITDA = net operating income - amortizations - impairment of other assets + net loan-loss provisions.

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•Alternative performance measures

Others (EUR million and %)
	Jun-26	Mar-26		Jun-25
TNAV (tangible book value) per share	6.32	6.13		5.50
Tangible book value	90,574	88,498		81,878
Number of shares excl. treasury stock (million)	14,321	14,426		14,884

Price / Tangible book value per share (X)	1.91	1.55		1.28
Share price (euros)	12.084	9.490		7.027
TNAV (tangible book value) per share	6.32	6.13		5.50

Loan-to-deposit ratio	101%	101%		100%
Net loans and advances to customers	1,149,162	1,070,809		1,010,727
Customer deposits	1,133,762	1,059,261		1,008,229

	Q2'26	Q1'26	H1'26	H1'25
PAT + fees (in Wealth) (constant EUR million)	1,021	924	1,945	1,707
Profit after tax	603	507	1,110	933
Net fee income net of tax	418	417	835	774

Payments' EBITDA margin	31.7	33.4	32.6	28.8
EBITDA	123	128	251	185
Net operating income	51	63	114	65
(-) Amortizations	(75)	(75)	(150)	(130)
(-) Impairment of other assets	(3)	(4)	(7)	—
Net loan-loss provisions	(6)	(14)	(20)	(11)
Total income	387	383	771	641
1.For TNAVs corresponding to periods in 2025, we have taken into account intangible assets related to the Poland disposal, even though they were recorded in ‘non-current assets held for sale’ from Q2 2025, in accordance with IFRS 5 requirements.
2.For 2026 data, the definition of EBITDA margin has been aligned with the new Group reporting, without changing prior periods. Therefore, the net operating income used for periods in 2025 does not include the ‘other operating costs’ line item.

Sustainability indicators

Metric	Definition	Jun-26
Green finance raised and facilitated accumulated from 2019-2026 (EUR billion)	Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since 2019.	188.0
Socially responsible investment assets under management (SRI AuMs) as a percentage of total assets under management in Wealth Management & Insurance	Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Santander Asset Management (SAM) and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets advised deemed sustainable investments according to SFDR (Article 2.17) or using internal criteria as per SFICS (Sustainable Finance & Investment Classification System) divided by total assets under management in Wealth Management & Insurance.	24%
Note: targets were set before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy.

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•Alternative performance measures
Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the changes in the income statement as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros'), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for H1 2026 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
We present, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros') for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise customer deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2026 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In Q1 2025, due to the significant divergence between the official exchange rate and other macroeconomic magnitudes in Argentina, mainly inflation, we applied an alternative exchange rate for the Argentine peso taking the dollar contado con liquidación rate (CCL) as a reference, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).
From Q2 2025, we once again apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'26	H1'25	Jun-26	Mar-26	Jun-25
US dollar	1.166	1.092	1.143	1.153	1.175
Pound sterling	0.867	0.842	0.861	0.873	0.857
Brazilian real	6.006	6.286	5.915	6.011	6.405
Mexican peso	20.370	21.796	19.962	20.776	22.158
Chilean peso	1,041.468	1,042.620	1,053.147	1,073.161	1,095.928
Argentine peso[1]			1,692.910	1,592.870	1,401.188
1. Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. We apply the official ARS exchange rate except for Q1 2025 when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation.

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•Alternative performance measures
Impact of inflation rate on the variations of total costs
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in total costs in euros; ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in 'Local currency measures'; and iii) the changes excluding the exchange rate effect and significant M&A impacts (i.e. in H1 2026, it excludes TSB) minus the effect of average inflation over the last twelve months (i.e. in 'real terms'), except for Argentina as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the global businesses, as the weighted average the inflation rate of each country comprising the global business, weighted by each country's total costs. For the Group and the global businesses, to mitigate the impact from hyperinflation in the country, we exclude the impact of inflation in Argentina from the calculation as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.
The table below shows the average inflation rates calculated as indicated.

Average inflation
%	Average inflation last 12 months
Retail & Commercial Banking	3.5
Openbank	2.7
Corporate & Investment Banking	3.1
Wealth Management & Insurance	3.0
Payment Solutions	3.5

Spain	2.9
UK	3.3
Portugal	2.6
Openbank Europe	2.3
US	3.1
Mexico	3.8
Brazil	4.6
Chile	3.6
Total Group	3.3
Note: the Total Group's and the global businesses' average inflations are calculated excluding the impact of inflation in Argentina.

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•Condensed consolidated financial statements
Interim condensed consolidated financial statements
Condensed consolidated balance sheet
Condensed consolidated income statement

NOTE:	The following financial information for the first six months of 2026 and 2025 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-26	Dec-25	Jun-25
Cash, cash balances at central banks and other deposits on demand	138,008	152,281	175,555
Financial assets held for trading	286,941	252,318	234,834
Non-trading financial assets mandatorily at fair value through profit or loss	8,058	7,761	5,724
Financial assets designated at fair value through profit or loss	7,884	8,046	8,791
Financial assets at fair value through other comprehensive income	75,371	74,612	75,801
Financial assets at amortised cost	1,334,351	1,202,689	1,148,957
Hedging derivatives	5,006	3,931	4,628
Changes in the fair value of hedged items in portfolio hedges of interest risk	(500)	50	53
Investments	7,722	7,052	7,191
Joint ventures entities	2,019	1,956	1,929
Associated entities	5,703	5,096	5,262
Assets under reinsurance contracts	230	223	228
Tangible assets	26,480	27,438	28,997
Property, plant and equipment	25,515	26,416	28,174
For own-use	11,993	11,663	11,967
Leased out under an operating lease	13,522	14,753	16,207
Investment property	965	1,022	823
Of which : Leased out under an operating lease	790	860	649
Intangible assets	18,772	17,308	17,249
Goodwill	13,143	11,958	11,960
Other intangible assets	5,629	5,350	5,289
Tax assets	31,478	30,076	28,003
Current tax assets	11,138	11,132	9,516
Deferred tax assets	20,340	18,944	18,487
Other assets	11,798	8,719	11,167
Insurance contracts linked to pensions	63	67	73
Inventories	6	7	6
Other	11,729	8,645	11,088
Non-current assets held for sale	2,866	75,011	68,710
TOTAL ASSETS	1,954,465	1,867,515	1,815,888

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•Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-26	Dec-25	Jun-25
Financial liabilities held for trading	193,417	171,546	155,682
Financial liabilities designated at fair value through profit or loss	43,407	42,148	35,513
Financial liabilities at amortized cost	1,543,776	1,421,184	1,400,632
Hedging derivatives	4,494	4,248	4,431
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(51)	49	70
Liabilities under insurance contracts	19,347	18,737	18,343
Provisions	9,211	8,355	8,098
Pensions and other post-retirement obligations	1,616	1,656	1,652
Other long term employee benefits	1,052	993	984
Taxes and other legal contingencies	3,303	2,989	2,768
Contingent liabilities and commitments	748	713	653
Other provisions	2,492	2,004	2,041
Tax liabilities	9,784	9,568	8,911
Current tax liabilities	3,816	3,664	3,099
Deferred tax liabilities	5,968	5,904	5,812
Other liabilities	15,182	15,937	15,862
Liabilities associated with non-current assets held for sale	—	62,995	59,361
TOTAL LIABILITIES	1,838,567	1,754,767	1,706,903

EQUITY
Shareholders' equity	143,259	141,144	138,066
Capital	7,345	7,345	7,443
Called up paid capital	7,345	7,345	7,443
Unpaid capital which has been called up	—	—	—
Share premium	36,792	36,792	38,492
Equity instruments issued other than capital	—	—	—
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	—	—	—
Other equity	355	273	271
Accumulated retained earnings	102,456	91,959	91,954
Revaluation reserves	—	—	—
Other reserves	(8,847)	(7,532)	(6,922)
(-) Own shares	(3,815)	(96)	(5)
Profit attributable to shareholders of the parent	8,973	14,101	6,833
(-) Interim dividends	—	(1,698)	—
Other comprehensive income (loss)	(33,913)	(37,974)	(37,565)
Items not reclassified to profit or loss	(3,160)	(4,121)	(4,060)
Items that may be reclassified to profit or loss	(30,753)	(33,853)	(33,505)
Non-controlling interest	6,552	9,578	8,484
Other comprehensive income	(1,925)	(1,947)	(2,032)
Other items	8,477	11,525	10,516
TOTAL EQUITY	115,898	112,748	108,985
TOTAL LIABILITIES AND EQUITY	1,954,465	1,867,515	1,815,888

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	325,379	321,234	302,446
Financial guarantees granted	17,498	17,449	18,251
Other commitments granted	151,556	148,118	143,921

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•Condensed consolidated financial statements

Interim condensed consolidated income statement

EUR million	H1'26	H1'25
Interest income	52,336	51,338
Financial assets at fair value through other comprehensive income	3,374	2,736
Financial assets at amortized cost	39,590	38,800
Other interest income	9,372	9,802
Interest expense	(29,625)	(30,127)
Interest income/ (charges)	22,711	21,211
Dividend income	624	471
Income from companies accounted for using the equity method	476	332
Commission income	9,280	8,553
Commission expense	(2,429)	(2,211)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	58	8
Financial assets at amortized cost	(29)	(14)
Other financial assets and liabilities	87	22
Gain or losses on financial assets and liabilities held for trading, net	571	701
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	571	701
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	180	523
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	180	523
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	216	(301)
Gain or losses from hedge accounting, net	(40)	(13)
Exchange differences, net	(253)	114
Other operating income (*)	682	745
Other operating expenses	(1,305)	(1,196)
Income from insurance and reinsurance contracts	247	237
Expenses from insurance and reinsurance contracts	(196)	(196)
Total income	30,822	28,978
Administrative expenses	(10,868)	(10,772)
Staff costs	(6,930)	(6,736)
Other general and administrative expenses	(3,938)	(4,036)
Depreciation and amortization	(1,667)	(1,626)
Provisions or reversal of provisions, net	(1,750)	(1,012)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(6,571)	(6,524)
Financial assets at fair value through other comprehensive income	(20)	(55)
Financial assets at amortized cost	(6,551)	(6,469)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(30)	(147)
Tangible assets	(14)	(114)
Intangible assets	(8)	(28)
Others	(8)	(5)
Gain or losses on non-financial assets and investments, net	16	(32)
Negative goodwill recognized in results	5	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	4	217
Operating profit/(loss) before tax	9,961	9,104
Tax expense or income from continuing operations	(2,442)	(2,367)
Profit/(loss) for the period from continuing operations	7,519	6,737
Profit/( loss) after tax from discontinued operations	1,895	726
Profit/(loss) for the period	9,414	7,463
Profit attributable to non-controlling interests	441	630
Profit/(loss) attributable to the parent	8,973	6,833

Earnings/(losses) per share
Basic	0.60	0.43
Diluted	0.60	0.43
(*) Includes -EUR 364 million at 30 June 2026 (-EUR 299 million at 30 June 2025) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

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•Glossary
Glossary
•A2A: Account-to-account
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•AI: Artificial intelligence
•APM: Alternative Performance Measures
•AuMs: Assets under management
•bn: Billion
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•CRR: Capital Requirements Regulation
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECAs: Export credit agency, government-backed financial institutions that support domestic companies' international trade
•ECB: European Central Bank
•EPS: Earnings per share
•ESMA: European Securities and Markets Authority
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•Free float: total number of shares in circulation minus treasury shares as a % the total number of shares in circulation
•FX: Foreign Exchange
•GB: Global Banking
•GDP: Gross Domestic Product
•GM: Global Markets
•GTB: Global Transaction Banking
•ICO: Official Credit Institute in Spain (Instituto de Crédito Oficial)
•IDB: Inter-American Development Bank
•IFRS 5: International Financial Reporting Standard 5, regarding non-current Assets Held for Sale and Discontinued Operations
•IFRS 8: International Financial Reporting Standard 8, regarding operating segments
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•MDA: Maximum Distributable Amount
•mn: Million
•MREL: Minimum Requirement for own funds and eligible liabilities
•M&A: Mergers and acquisitions
•NII: Net interest income
•NPS: Net promoter score
•OBE: Openbank Europe
•OB US: Openbank US
•ODS: Open Digital Services
•Payments: Payment Solutions (Getnet, Getnet Platforms and Ebury)
•PB: Private Banking
•PBT: Profit before tax
•pp: percentage points
•QoQ: quarter-on-quarter
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity excluding the cost of AT1issuances from the numerator
•RWAs: Risk-weighted assets
•Sales conversion: Indicator that measures the effectiveness of a commercial process in converting opportunities into actual sales
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SEC: Securities and Exchanges Commission
•SMEs: Small and medium enterprises
•Time-to-market: The length of time it takes for a product or service to being available for purchase
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TPV: Total payments volume
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: Year-on-year

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Important information
Non-IFRS and alternative performance measures
Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.
Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.
For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial-information-and-related-disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of this second quarter financial report, which was published on 22 July 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).
Sustainability information
This report may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

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•reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.
Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this report is based solely on information currently available to us and speaks only as of the date on which it is made.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice.

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Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
No offer or solicitation
This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this report. By making this report available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this report should be taken as a profit and loss forecast.
Third Party Information
Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - June 2026	89

Shareholders and Investor Relations

Ciudad Grupo Santander
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Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 22 July 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer